SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F T	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:
A copy of 2018 interim report of China Petroleum & Chemical Corporation (the “Registrant”).

CONTENTS

2	Company Profile
4	Principal Financial Data and Indicators
6	Changes in Share Capital and Shareholdings of Principal Shareholders
7	Chairman’s Statement
9	Business Review and Prospects
14	Management’s Discussion and Analysis
27	Significant Events
39	Directors, Supervisors and Senior Management
40	Financial Statements
136	Documents for Inspection

This interim report contains forward-looking statements. All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from those forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 24 August 2018 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS (BOARD) AND THE BOARD OF SUPERVISORS OF CHINA PETROLEUM & CHEMICAL CORPORATION (SINOPEC CORP.) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS CONTAINED IN THIS INTERIM REPORT, AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. MR. DAI HOULIANG, CHAIRMAN OF THE BOARD AND PRESIDENT, AND MR. WANG DEHUA, CHIEF FINANCIAL OFFICER AND HEAD OF CORPORATE ACCOUNTING DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THE INTERIM REPORT OF SINOPEC CORP. FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2018.

THE INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2018 OF SINOPEC CORP. AND ITS SUBSIDIARIES, PREPARED IN ACCORDANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (ASBE) OF THE PEOPLES REPUBLIC OF CHINA (PRC), AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), HAVE NOT BEEN AUDITED.

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include exploration and production, pipeline transportation, and sale of petroleum and natural gas; production, sale, storage and transportation of refining products, petrochemical products, coalchemical products, synthetic fibre, and other chemical products; import and export, including import and export agency business of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

DEFINITIONS
In this interim report, unless the context otherwise requires, the following terms shall have the meaning set out below:
Sinopec Corp.: China Petroleum & Chemical Corporation;
Company: Sinopec Corp. and its subsidiaries;
China Petrochemical Corporation: Our controlling shareholder, China Petrochemical Corporation;
Sinopec Group: China Petrochemical Corporation and its subsidiaries;
NDRC: China National Development and Reform Commission
CSRC: China Securities Regulatory Commission;
Hong Kong Stock Exchange: The Stock Exchange of Hong Kong Limited;
Hong Kong Listing Rules: Rules governing the listing of securities on The Stock Exchange of Hong Kong Limited.

CONVERSIONS
For domestic production of crude oil: 1 tonne = 7.1 barrels;
For overseas production of crude oil: 1 tonne = 7.21 barrels
For production of natural gas: 1 cubic meter = 35.31 cubic feet;
Refinery throughput: 1 tonne = 7.35 barrels.

BASIC INFORMATION

LEGAL NAME
中国石油化工股份有限公司

CHINESE ABBREVIATION
中国石化

ENGLISH NAME
China Petroleum & Chemical Corporation

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Dai Houliang

AUTHORISED REPRESENTATIVES UNDER THE HONG KONG LISTING RULES
Mr. Dai Houliang
Mr. Huang Wensheng

SECRETARY TO THE BOARD
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zheng Baomin

REGISTERED ADDRESS, PLACE OF BUSINESS AND CORRESPONDENCE ADDRESS
22 Chaoyangmen North Street,
Chaoyang District, Beijing, China
Postcode: 100728
Tel: 86-10-59960028
Fax: 86-10-59960386
Website:http://www.sinopec.com/listco
E-mail:ir@sinopec.com

CHANGE OF INFORMATION DISCLOSURE MEDIA AND ACCESS PLACES
There was no change to Sinopec Corp’s information disclosure media and access place during the reporting period.

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
A Shares:	Shanghai Stock Exchange
Stock name: 中国石化
Stock code: 600028

H Shares:	Hong Kong Stock Exchange
Stock code: 00386

ADR:	New York Stock Exchange
Stock code: SNP
London Stock Exchange
Stock code: SNP

CHANGE OF REGISTRATION DURING THE REPORTING PERIOD
On 8 June 2018, Sinopec Corp. renewed its Business License, whereas the Legal Representative was changed to Mr. Dai Houliang.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH ASBE

(1)	Principal accounting data

			Changes
			over the same
	Six-month periods ended 30 June		period of the
	2018	2017	preceding year
Items	RMB million	RMB million	(%)
Operating income	1,300,252	1,165,837	11.5
Net profit attributable to equity shareholders of the Company	41,600	27,092	53.6
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	39,791	26,099	52.5
Net cash flows from operating activities	71,620	60,847	17.7

			Changes
	At 30 June	At 31 December	from the end
	2018	2017	of last year
	RMB million	RMB million	(%)
Total equity attributable to equity shareholders of the Company	721,193	727,244	(0.8)
Total assets	1,617,304	1,595,504	1.4

(2)	Principal financial indicators

			Changes
			over the same
	Six-month periods ended 30 June		period of the
	2018	2017	preceding year
Items	RMB	RMB	(%)
Basic earnings per share	0.344	0.224	53.6
Diluted earnings per share	0.344	0.224	53.6
Basic earnings per share (excluding extraordinary gains and losses)	0.329	0.216	52.5
Weighted average return on net assets (%)	5.74	3.79	1.95
			percentage points
Weighted average return (excluding extraordinary gains and losses)	5.49	3.65	1.84
on net assets (%)			percentage points

(3)	Extraordinary items and corresponding amounts:

Six-month period
ended 30 June 2018
(gain)/loss
Items	RMB million
Net gain on disposal of non-current assets	(218)
Donations	57
Government grants	(2,033)
Gain on holding and disposal of various investments	(468)
Other extraordinary income and expenses, net	214
Subtotal	(2,448)
Tax effect	656
Total	(1,792)
Attributable to:
Equity shareholders of the Company	(1,809)
Minority interests	17

2	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH IFRS

(1)	Principal accounting data

			Changes
			over the same
	Six-month periods ended 30 June		period of the
	2018	2017	preceding year
Items	RMB million	RMB million	(%)
Operating profit	61,576	39,309	56.6
Profit attributable to owners of the Company	42,386	27,915	51.8
Net cash generated from operating activities	71,620	60,847	17.7

	As of	As of	Changes
	30 June	31 December	from the end
	2018	2017	of last year
	RMB million	RMB million	(%)
Total equity attributable to owners of the Company	720,113	726,120	(0.8)
Total assets	1,617,304	1,595,504	1.4

(2)	Principal financial indicators

			Changes
			over the same
	Six-month periods ended 30 June		period of the
	2018	2017	preceding year
Items	RMB	RMB	(%)
Basic earnings per share	0.350	0.231	51.8
Diluted earnings per share	0.350	0.231	51.8
Return on capital employed (%)	6.48	4.39	2.09
			percentage points

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.
During the reporting period, there was no change in the nature and number of shares of Sinopec Corp.

2	NUMBER OF SHAREHOLDERS AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS
As at 30 June 2018 there were a total of 457,903 shareholders of Sinopec Corp., of which 452,051 were holders of A shares and 5,852 were holders of H shares. The public float of Sinopec Corp. satisfied the minimum requirements under the Hong Kong Listing Rules.

(1)	Top ten shareholders as of 30 June 2018 Unit: share

		Percentage			Number
	Nature of	of shareholdings	Total number of	Changes of	of shares subject
Name of Shareholders	shareholders	%	shares held	shareholdings[1]	to pledges or lock up
China Petrochemical Corporation	State-owned share	70.86	85,792,671,101	0	0
HKSCC (Nominees) Limited[2]	H share	20.97	25,389,957,078	10,150,206	Unknown
中國證券金融股份有限公司	A share	2.10	2,536,767,453	(794,962,690)	0
Hong Kong Securities Clearing Company Ltd	A share	0.52	628,695,771	227,712,826	0
中央匯金資產管理有限責任公司	A share	0.27	322,037,900	0	0
中國人壽保險股份有限公司－分紅－ 個人分紅－005L－FH002滬	A share	0.17	201,034,007	147,861,384	0
全國社保基金四零一組合	A share	0.09	105,000,072	105,000,072	0
長江證券股份有限公司	A share	0.09	104,088,736	15,630,041	0
中國人壽保險股份有限公司－傳統－ 普通保險產品-005L-CT001滬	A share	0.08	102,603,687	82,370,646	0
中國工商銀行-上證50交易型開放式 指數證券投資基金	A share	0.07	79,382,930	(1,169,000)	0

Notes:

1.	As compared with the number of shares as at 31 December 2017.

2.
Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total share capital of Sinopec Corp. Such shareholdings are included in the total number of shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:

Apart from 中國人壽保險股份有限公司-分紅-個人分紅-005L-FH002滬 and 中國人壽保險股份有限公司-傳統-普通保險產品-005L-CT001滬 which were both administrated by 中國人壽保險股份有限公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

(2)	Information disclosed by H share shareholders in accordance with the Securities and Futures Ordinance (SFO) as of 30 June 2018

				Approximate
		Number of		percentage
		shares		of Sinopec Corp.’s
		interests held		issued share
		or regarded as		capital
Name of shareholders	Status of shareholders	held		(H share) (%)
BlackRock, Inc.	Interests of corporation controlled	2,047,836,932(L	)	8.03(L	)
	by the substantial shareholder	16,000	(S)	0.00(S	)
Citigroup Inc.	Person having a security interest in shares	1,744,300	(L)	0.01	(L)
	Interests of corporation controlled	145,310,062(L	)	0.57(L	)
	by the substantial shareholder	92,456,947(S	)	0.36(S	)
	Custodian corporation/Approved lending agent	1,641,417,830(L	)	6.43(L	)
Schroders Plc	Investment manager	1,548,527,001	(L)	6.07(L	)
JPMorgan Chase & Co.	Beneficial owner	478,700,855	(L)	1.88	(L)
		157,452,151	(S)	0.62(S	)
	Investment manager	103,077,862	(L)	0.40(L	)
	Trustee (exclusive of passive trustee)	1,006,400	(L)	0.00(L	)
	Custodian corporation/Approved lending agent	956,876,795	(L)	3.75(L	)

Note: (L) Long position, (S): Short position

3	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholder or the de facto controller of Sinopec Corp. during the reporting period.

CHAIRMAN’S STATEMENT

Dear Shareholders and Friends,

On 15 May 2018, shareholders of Sinopec Corp. elected the members of the seventh session of the board of directors (the “Board”) at the annual general meeting. It is my honour to be elected as a board member and the chairman of the Board. There are four independent non-executive directors on the Board and the nomination committee is formed, the Company’s corporate governance structure is further enhanced. On behalf of the Board, I would like to express my sincere gratitude to you all for your trust and support!

Since the establishment of the Company, each and every session of the boards and management teams has led and motivated our staff to pioneer in innovation and to propel the Company to forge ahead. Riding on the robust growth of China’s economy, the Company expanded the operational scale and reinforced our competitive edges substantially, hence laying a solid foundation for our sustainable development. In the first half of this year, the Company closely followed the macro-environment and planned strategically with the whole domain. We carried out businesses in a practical manner and fully realised the strengths of our integrated value chain to improve profitability. While stepping up efforts to strengthen production and operations and pursue market expansion, we took various measures to optimise our corporate structure, deepen reform, and enhance management standards, work safety and environment protection. Remarkable progress and achievements were made in our endeavours. We secured stable and higher-quality growth of the Company along with improved performance. Our operational results for the reporting period substantially improved when compared with the same period last year.

In accordance with the International Financial Reporting Standards, the Company recorded turnover and other operating revenue of RMB 1.3 trillion for the first half of 2018, representing an 11.5% year-on-year growth. Profit attributable to shareholders of the Company surged by 51.8% year-on-year to RMB 42.4 billion. Earnings per share reached RMB 0.35. The asset-liability ratio was 47.1% as at the end of the reporting period. Taken into account the Company’s profitability, cash flow, shareholder returns and the future development, the Board resolved to pay an interim dividend of RMB 0.16 per share, representing a 60% growth from a year ago.

While China’s economy is entering a period of important strategic opportunities, it gains a strong foothold for its long-term development. The energy sector is undergoing a profound transformation. We are also experiencing an unprecedented boom in technological innovations. The Company will therefore take a proactive approach to adapt to changes in the macro-environment and grasp the opportunities that may arise. We will implement the strategies for the next two Three-Year periods and another two decades period going forward to drive our sustainable development, insist on deepening reform and ensure a full compliance with laws and regulations in corporate governance. The advantages created by the Party building will be utilised to promote our corporate development. By adhering to the guiding principles of “reform, management, innovation and development”, we will ensure our comprehensive, sustainable and high-quality development and strive to become a long-lasting world-class energy and chemical company.

The board of directors approved Sinopec Corp.’s Three-Year Rolling Development Program for 2018-2020. Going forward, Sinopec Corp. will continue to implement the strategies of “value-orientation, innovation-driven, integrated resource allocation, openness to cooperation, and green and low carbon growth”. We will deepen the supply-side structural reform, make technological innovation as the primary driving force for development, reinforce our value chain, consolidate traditional businesses, strengthen extended businesses, cultivate new businesses and seize the opportunities brought forth by the “Belt and Road” initiative to expand overseas operations. Our efforts are to make substantial progress by strengthening our core competence and extending our value chain to middle-end and high-end.

We will accelerate the development of traditional businesses. As for upstream, we will ensure stable oil output, increase gas production, reduce costs and boost efficiency. At the same time, we will reinforce our resources base by placing emphasis on expanding proved reserves through high-efficiency exploration. While attaching great importance to production quality, efficiency enhancement and cost management, we will step up efficient plan to stabilise oil production. Meanwhile, we will concentrate on resources coordination, pipeline networks and marketing to promote a rapid and sustainable development of natural gas business. As for refining, we will pursue structural adjustments, improve production efficiency and profitability, increase the concentration of production capacity and speed up the construction of large-scale refining and chemical bases such as Maoming-Zhanjiang Base. In response to the changes in market demand, we will accelerate the improvement in production facilities and product mix and promote the upgrading of refined oil products. As for marketing distribution, we will coordinate efforts to strengthen our network and reinforce our competitive advantages. We will focus on developing a premier marketing network with better logistic support, expand proprietary trade, enlarge operational scale, optimize non-fuel business, improvement in services. As for chemical, we will continue to adhere to the “basic + high-end” principle and speed up the pace of optimisation and adjustment: we will expand production capacity through the construction of refining and chemical bases to enhance our competitive advanced capacity and optimise our feedstock structure. Moreover, we will vigorously promote the upgrading of three major synthetic materials and the development of new materials and drive the development of fine chemical, biochemical and coal-chemical products in an orderly manner. The sales volume of our chemical products will be further enhanced through the integration of “production, marketing, and research and development” to enhance our competitiveness in the market.

We will accelerate to realise the coordination of extended business. We will expand the value chain of our natural gas operation, actively exploring direct distribution to high-end users and the vehicle and vessel gas market. With the support of “Internet Plus” business model, we will develop our service station into a Life-Style comprehensive station. Meanwhile, our logistic network will be further strengthened through the enhancement of storage and transportation facilities as well as the accelerated development of aviation fuel, natural gas and chemicals storage and transportation facilities. We will also optimise our global trading network, expand new energy trading operation on a timely basis, and vigorously develop our E-commerce and Internet of Things network, thereby facilitating the integration of our trading and services businesses and creating an E-commerce ecosystem for petrochemical industry, and substantially improving our operating efficiency and coordination capability.

We will accelerate the cultivation of new drivers for sustainable development. By utilising Sinopec Capital Co., Ltd., as an investment platform jointly set up by the Company and Sinopec Group, we will focus on strategic emerging businesses which have synergies with our traditional business such as new energy, new materials, energy-saving and environmental friendly products and intelligent manufacturing, and grasp the strategic opportunities to facilitate the Company’s sustainable and high-quality development.

We will accelerate to achieve new advantages in green development. By improving HSSE management system, creating a long-term work safety management mechanism, promoting the comprehensive implementation of ‘Green Enterprise Campaign’, improving our energy efficiency, and promoting resource recycling, we will make the green and safe development as our core competence.

While opportunities and challenges coexist, glory comes from struggle. I am confident that Sinopec Corp. will have a brighter future under your patronage. I believe that with your continuing support, the Board and management team will not lose sight of our objectives. We will lead the entire staff to drive the sustainable and healthy growth of Sinopec Corp, giving back to our country, shareholders, employees, customers and the society by delivering better operating results.

Dai Houliang
Chairman and President

Beijing, China
24 August 2018

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW
In the first half of 2018, global economy recorded slow recovery, while China economy, maintained an overall stable performance securing progress in its economic development with gross domestic product (GDP) grew by 6.8%. While the domestic demand for oil products maintained steady growth, the market witnessed strong competition because of abundant supply. According to the statistics of NDRC, domestic consumption of refined oil products increased by 5.7% compared with the first half of 2017, among which gasoline consumption increased by 4.6%, consumption growth for kerosene and diesel was 10.9% and 5.6%, respectively. Domestic demand for natural gas recorded higher growth rate, up by 17.5% compared with the first half of 2017. Domestic consumption of major chemicals maintained significant growth with consumption of ethylene equivalent up by 9.3% year on year, and gross margin for chemical products remained at a high level.

For the first half of 2018, international crude oil prices fluctuated with upward trend. The average spot price of Platts Brent for the first half of 2018 was USD 70.55 per barrel, increased by 36.2% year on year.

Movement of International Crude Oil Prices
US$/barrel
WTI-NYMEX
ICE BRENT
DTD BRENT
DUBAI
100
80
60
40
20
0
1/2016
8/2016
3/2017
10/2017
5/2018

1	OPERATIONS REVIEW

(1)	Exploration and production

In the first half of 2018, capturing the recovery of crude oil price, the Company promoted efficient exploration and effective production to increase proved reserves, reduced costs and expenses and achieved good results. Our continuing efforts in exploration paid off with new oil and gas discoveries in Sichuan Basin, Tarim Basin, and Yin’e Basin. In development, we adopted a profit-oriented approach in resumption of crude oil production.) We also accelerated natural gas development by enhancing production-supply-storage-marketing system building to realise synergy along the entire value chain. Production in the first half of 2018 was 224.59 million barrels of oil equivalent, of which domestic crude production was 123.68 million barrels, overseas crude production was 19.95 million barrels, and total gas production was 476.2 billion cubic feet, increased by 5.3% compared to the same period of last year.

Exploration and Production: Summary of Operations

	Six-month periods ended 30 June		Changes
	2018	2017	(%)
Oil and gas production (mmboe)	224.59	221.38	1.4
Crude oil production (mmbbls)	143.63	145.98	(1.6)
China	123.68	123.16	0.4
Overseas	19.95	22.82	(12.6)
Natural gas production (bcf)	476.20	452.12	5.3

(2)	Refining

In the first half of 2018, with the market-oriented approach, we optimised product mix to produce more gasoline and jet fuel, and the diesel-to-gasoline ratio further decreased. We actively promoted the GB VI refined oil products quality upgrading. Export of refined oil products was increased to help maintain high utilisation of refining facilities. Crude oil sourcing and allocation optimisation continued to lower our feedstock cost. We comprehensively optimised our production plans to ensure safe and reliable operations. The advantage of centralised marketing was given full play, and profitability of LPG, asphalt, and sulphur maintained at a high level. In the first half of 2018, we processed 121 million tonnes of crude oil, and produced 76.37 million tonnes of refined oil products, with production of gasoline and kerosene up by 5.7% and 9.4% respectively from levels in the first half of 2017.

Refining: Summary of Operations                                                                                                                                                                                                                                                                                                                                                              Unit: million tonnes

	Six-month periods ended 30 June		Changes
	2018	2017	(%)
Refinery throughput	120.72	117.79	2.5
Gasoline, diesel and kerosene production	76.37	74.11	3.0
Gasoline	30.04	28.41	5.7
Diesel	32.09	32.67	(1.8)
Kerosene	14.25	13.03	9.4
Light chemical feedstock production	19.34	18.94	2.1

Note: Includes 100% of production of domestic joint ventures.

(3)	Marketing and distribution

In the first half of 2018, confronted with fierce competition, the Company brought our advantages in distribution network into full play, and achieved good operational results. We coordinated internal and external resources, intensified efforts to explore more markets, expanded retail scale, and achieved sustained growth in total domestic sales volume. We proactively promoted precision marketing and differentiated marketing, and improved our marketing network to reinforce existing advantages. The total sales volume of refined oil products in the first half of 2018 was 96.48 million tonnes, of which domestic sales accounted for 88.45 million tonnes, up by 1.4% year on year. We strengthened development of key convenience store goods and proprietary brand to promote a rapid growth of non-fuel business.

Marketing and Distribution: Summary of Operations

	Six-month periods ended 30 June		Change
	2018	2017	(%)
Total sales volume of refined oil products (million tonnes)	96.48	98.55	(2.1)
Total domestic sales volume of refined oil products (million tonnes)	88.45	87.22	1.4
Retail (million tonnes)	59.28	58.68	1.0
Direct sales and Distribution (million tonnes)	29.16	28.54	2.2
Annualised average throughput per station (tonne/station)	3,870	3,832	1.0

			Change
	As of	As of	from the end
	30 June	31 December	of last year
	2018	2017	(%)
Total number of Sinopec-branded service stations	30,645	30,633	0.04
Number of company-operated stations	30,639	30,627	0.04
Number of convenience stores	26,424	25,775	2.5

(4)	Chemicals

In the first half of 2018, we constantly fine-tuned chemical feedstock mix to further lower costs, optimised product mix by enhancing the dynamic optimisation of facilities and product chains to provide more products needed by the market. We strengthened the integration among production, marketing, R&D, and application, and intensified efforts on R&D, production and sales of high value-added products, with the ratio of specialty products of synthetic resin reached 64.0% and our differential ratio of synthetic fibre reached 90.3%. Ethylene production for the first half of 2018 was 5.786 million tonnes, up by 3.2% year on year. We coordinated internal and external resources, implemented precision marketing and further expanded the market, with total chemical sales volume increased by 14.1% from the corresponding period in 2017 to 42.56 million tonnes.

Major Chemical Products: Summary of Operations                                                                                                                                                                                                                                                                                                                                        Unit: 1,000 tonnes

	Six-month periods ended 30 June		Changes
	2018	2017	(%)
Ethylene	5,786	5,609	3.2
Synthetic resin	8,068	7,802	3.4
Synthetic fiber monomer and polymer	4,601	4,659	(1.2)
Synthetic fiber	603	616	(2.1)
Synthetic rubber	405	412	(1.7)

Note:	Includes 100% of production of domestic joint ventures.

2.	SAFETY MANAGEMENT AND ENVIRONMENTAL PROTECTION
The Company prioritised safe production and intensified safety supervision. In the first half of this year, we promote the construction of tiered risk control and operation hazard identification, prevention and rectification system. We advanced safety control of contractors and on-site operation, enhanced process safety of chemicals business, security and staff healthy management, and further consolidated the foundation of safe production at operational level. Above all, we achieved safe production and operations.

The Company actively implemented its green and low-carbon strategy and launched “Green Enterprise Campaign”. We effectively carried out pollution prevention and control and constantly pushed forward energy efficiency improvement. We also accelerated carbon asset management and made great progress in energy and environment work.

3.	CAPITAL EXPENDITURES
Focusing on quality and return on investment, the Company continuously optimised its investment projects. In the first half of 2018, total capital expenditures were RMB 23.687 billion. Capital expenditures for the exploration and production segment were RMB 10.762 billion, mainly for oil and gas capacity building, Wen 23 Gas Storage Project, Erdos-Anping-Cangzhou Gas Pipeline Project, the first phase of Xinjiang Coal Gas Pipeline Project as well as overseas projects. Capital expenditures for the refining segment were RMB 4.61 billion, mainly for the Zhongke integrated refining and chemical project, product mix optimisation of Zhenhai, Maoming and Tianjin, and GB VI gasoline and diesel quality upgrading projects. Capital expenditures for the marketing and distribution segment were RMB 5.373 billion, mainly for constructing refined oil products depots, pipelines and service stations and revamping of underground oil tanks, as well as other safety and environmental protection hazard removal projects. Capital expenditures for the chemicals segment were RMB 2.635 billion, mainly for integrated refining and chemical projects of Zhongke and Gulei, high-efficiency and environment-friendly aromatics project in Hainan and Zhong’an United Coal Chemical project. Capital expenditures for corporate and others were RMB 307 million, mainly for R&D facilities and information technology application projects.

BUSINESS PROSPECTS
Looking into the second half of 2018, we expect China’s economy to maintain steady growth and the demand for refined oil products and petrochemicals to increase steadily with more robust demand for high-end products. Along with the adjustments of China’s energy structure, demand for natural gas will maintain robust growth. For the second half of 2018, the uncertainty of international crude oil prices will increase due to trade frictions and geopolitical tensions.

Confronted with the present situation, the Company will integrate reform, management, innovation and development, to fully improve operational performances, expand markets, reduce costs, prevent risks and realise structural adjustments. Our focuses are on the following aspects:

For Exploration and Production, we will continue to advance high-efficiency exploration, profitable production and cost reduction. In crude oil development, we will accelerate profitable development of new oilfields and resumed production of suspended wells, deepen the structural adjustments of mature fields, and increase yields of profitable crude oil. In natural gas development, we will advance key projects for capacity construction, enhance the efficiency and quality of developed gas fields, as well as promote synergy of production, supply, storage and marketing to push forward the development of natural gas. In the second half of 2018, we plan to produce 146 million barrels of crude oil, of which domestic production will account for 125 million barrels and overseas production will account for 21 million barrels. We plan to produce 497.8 billion cubic feet of natural gas during the period.

For Refining, with efficiency-oriented approach, we will optimise our production plans based on market demand to consolidate our competitive advantages in refining business. We will continue to adjust our product mix by further lowering the diesel-to-gasoline ratio and increasing the production of gasoline, jet fuel and light chemical feedstock. We will complete GB VI refined oil products upgrading project as scheduled. We will fully optimise operations and ensure safe and stable production, and we plan to process 121 million tonnes of crude oil in the second half of the year.

For Marketing and Distribution, we will intensify our marketing strategy of balancing profit and volume by optimising resources allocation and operational efficiency. We will make efforts to expand retail scale through implementing precision marketing as well as differentiated marketing. We will further improve our marketing network to reinforce existing advantages and enhance the ability of exporting refined oil products. We will push forward the construction and operation of natural gas stations and expand natural gas market for automobiles. We will take the advantage of “Internet +” marketing strategy and accelerate the development and marketing of proprietary brand and products to advance the growth of non-fuel business. In the second half, we plan to sell 90.50 million tonnes of refined oil products in the domestic market in the second half of 2018.

For Chemicals, we will focus on the“basic and high-end” development concept to adjust our feedstock structure and lower cost. We will fine-tune our product slate, improve the coordination among mechanism combining production, marketing, research and application, advance new product development, promotion and application, and deliver more high-end products. We will put more emphasis on the dynamic optimisation of facilities and product chains and improving the utilisation and production scheduling based on market demands. Meanwhile, we will promote the precision marketing and services, improve customer services and provide total solutions and value-added services. We plan to produce 5.734 million tonnes of ethylene in the second half of 2018.

In the second half of the year, the Company will continue to focus on growth pattern upgrading, insist on specialised development, market-oriented operation, optimised global presence and integrated planning to enhance efficiency and deliver superior operating results.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S INTERIM FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING FINANCIAL DATA, UNLESS OTHERWISE STATED, WERE CONSISTENT WITH THE COMPANY’S INTERIM FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO IFRS.

1	CONSOLIDATED RESULTS OF OPERATIONS
In the first half of 2018, the Company’s turnover and other operating revenues were RMB 1,300.3 billion, representing an increase of 11.5% year on year, and operating profit was RMB 61.6 billion, representing an increase of 56.6% year on year.

The following table sets forth the principal revenue and expenses items from the Company’s consolidated financial statements for the first half of 2018 and the corresponding period in 2017:

	Six-month periods ended 30 June
	2018	2017	Change
	RMB million	RMB million	(%)
Turnover and other operating revenues	1,300,252	1,165,837	11.5
Turnover	1,268,803	1,137,828	11.5
Other operating revenues	31,449	28,009	12.3
Operating expenses	(1,238,676)	(1,126,528)	10.0
Purchased crude oil, products, and operating supplies and expenses	(994,797)	(887,028)	12.1
Selling, general and administrative expenses	(31,332)	(30,131)	4.0
Depreciation, depletion and amortisation	(51,902)	(55,217)	(6.0)
Exploration expenses, including dry holes	(4,362)	(4,542)	(4.0)
Personnel expenses	(37,340)	(31,328)	19.2
Taxes other than income tax	(118,721)	(116,297)	2.1
Other operating expense, net	(222)	(1,985)	(88.8)
Operating profit	61,576	39,309	56.6
Net finance costs	(263)	(1,289)	(79.6)
Investment income and share of profit less losses from associates and joint ventures	7,458	7,937	(6.0)
Profit before taxation	68,771	45,957	49.6
Tax expense	(14,586)	(8,915)	63.6
Profit for the period	54,185	37,042	46.3
Attributable to:
Owners of the Company	42,386	27,915	51.8
Non-controlling interests	11,799	9,127	29.3

(1)	Turnover and other operating revenues
In the first half of 2018, the Company’s turnover was RMB 1,268.8 billion, representing an increase of 11.5% year on year. The change was mainly attributable to the increase of international crude oil prices as well as the Company’s efforts in exploiting our advantages in distribution network, implementing precision marketing, coordinating internal and external resources and expanding the market in the market competition.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company’s major products in the first half of 2018 as compared with the first half of 2017.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded) (RMB/tonne, RMB/thousand cubic meters)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2018	2017	(%)	2018	2017	(%)
Crude oil	3,580	3,341	7.2	2,880	2,357	22.2
Natural gas (million cubic meters)	11,799	11,554	2.1	1,362	1,270	7.2
Gasoline	43,623	41,400	5.4	7,635	6,966	9.6
Diesel	39,749	44,951	(11.6)	5,701	4,889	16.6
Kerosene	12,071	12,748	(5.3)	4,220	3,547	19.0
Basic chemical feedstock	20,005	17,015	17.6	5,287	4,888	8.2
Synthetic fibre monomer and polymer	5,495	5,018	9.5	6,729	5,947	13.1
Synthetic resin	7,190	6,301	14.1	8,495	7,994	6.3
Synthetic fibre	639	638	0.2	9,405	8,317	13.1
Synthetic rubber	533	551	(3.3)	10,612	13,423	(20.9)

Most of the crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production with the remaining sold to other customers. In the first half of 2018, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 41.1 billion, increased by 24.5% year on year, accounting for 3.2% of the Company’s turnover and other operating revenues. The change was mainly attributable to the increase of realised price of crude oil and natural gas, and external sales volume as the Company seized the opportunity of crude oil price recovery to expedite crude oil capacity reconstruction and promote the building of natural gas production-supply-stroage-sale system.

Petroleum products (mainly consisting of oil products and other refined petroleum products) sold externally by the Refining Segment and the Marketing and Distribution Segment achieved external sales revenues of RMB 718.6 billion, representing an increase of 9.9% year on year and accounting for 55.3% of the Company’s turnover and other operating revenues. Those changes were mainly due to the rise of downstream product prices, high utilisation rates maintained by the Company when actively respond to the challenge of market over-supply, as well as increase of gasoline sales volume as the result of actively expanding market and promoting sales. The sales revenue of gasoline, diesel and kerosene was RMB 610.6 billion, representing an increase of 10.3% year on year, accounting for 85.0% of the sales revenue of petroleum products. Sales revenue of other refined petroleum products was RMB 108.0 billion, representing an increase of 7.6% year on year, accounting for 15.0% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 218.8 billion, representing an increase of 22.5% year on year, accounting for 16.8% of its turnover and other operating revenues. The change was mainly due to the increases in chemical product sales volume and prices as the result of the Company seizing opportunities to expand trade scale and explore market.

(2)	Operating expenses
In the first half of 2018, the Company’s operating expenses were RMB 1,238.7 billion, representing an increase of 10.0% year on year. The change was mainly due to the increase of crude oil prices and relevant petroleum and petrochemical products prices. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 994.8 billion, representing an increase of 12.1% year on year, accounting for 80.3% of total operating expenses, of which:

‧
Crude oil purchasing expenses were RMB 314.5 billion, representing an increase of 30.0% year on year. Throughput of crude oil purchased externally in the first half of 2018 was 98.25 million tonnes (excluding the volume processed for third parties), increased by 10.8% year on year. The average cost of crude oil purchased externally was RMB 3,201 per tonne, increased by 17.3% year on year.

‧	The Company’s purchasing expenses of refined oil products were RMB 160.8 billion, representing an increase of 9.6% over the same period of 2017.

‧
The Company’s purchasing expense related to trading activities were RMB 263.6 billion, representing an increase of 3.0% over the same period of 2017. This was mainly due to the increase in prices of purchased crude oil and refined oil.

‧
Other purchasing expenses were RMB 255.9 billion, increased by 5.6% year on year. The change was mainly due to the upward trend of other petrochemical market and the increase in prices of petrochemical products over the same period of 2017.

Selling, general and administrative expenses of the Company totalled RMB 31.3 billion, representing an increase of 4.0% year on year. This was mainly because the Company increased input in research and development activities and promoted sales volume resulting in rise of freight and miscellaneous fee.

Depreciation, depletion and amortisation expenses of the Company were RMB 51.9 billion, representing a decrease of 6.0% year on year. This was mainly due to the decrease of depletion rate as the Company’s proved reserves increased following the increase of crude oil price.

Exploration expenses in the first half of 2018 were RMB 4.4 billion, representing a decrease of 4.0% year on year. This was mainly due to the Company’s constant strengthening of exploration investment control to increase success rate of exploration operation.

Personnel expenses were RMB 37.3 billion, representing an increase of 19.2% year on year. The change was mainly due to: the Company achieved strong result and increased personnel remuneration in 2017, which leads to the increased base of social insurance, housing fund and enterprise annuity in 2018, thus increased fringe payment; Shanghai SECCO was consolidated into the financial statement of the Company  at the end of 2017; as the Company improved its profit significantly in the first half of 2018, income of employee was increased accordingly in line with its incentive mechanism.

Taxes other than income tax were RMB 118.7 billion, representing an increase of 2.1% year on year.

Net other operating income were RMB 0.2 billion, representing a decrease of 88.8% year on year. This was mainly due to the decrease of the impairment of oil and gas assets.

(3)	Operating profit
In the first half of 2018, the Company’s operating profit was RMB 61.6 billion, representing an increase of 56.6% year on year. This was mainly due to significant decrease of losses in upstream business and steady increase of earning in midstream and downstream businesses.

(4)	Net finance costs
In the first half of 2018, the Company’s net finance costs were RMB 0.3 billion, down by RMB 1.0 billion, representing a decrease of 79.6% year on year, which was mainly because the Company enhanced cash flow management and increased cash at bank and on hand. The Company also gained interest income by cash management and optimised debt structure by replacing loans with favourable rates to decrease finance cost.

(5)	Profit before taxation
In the first half of 2018, the Company’s profit before taxation amounted to RMB 68.8 billion, representing an increase of 49.6% year on year.

(6)	Tax expense
In the first half of 2018, the Company’s tax expense totalled RMB 14.6 billion, up by RMB 5.7 billion, representing an increase of 63.6% year on year. This was mainly due to the increase of earnings and decrease of franked investment income year on year.

(7)	Profit attributable to non-controlling interests of the Company
In the first half of 2018, profit attributable to non-controlling shareholders was RMB 11.8 billion, up by RMB 2.7 billion, representing an increase of 29.3% year on year.

(8)	Profit attributable to owners of the Company
In the first half of 2018, profit attributable to owners of the Company was RMB 42.4 billion, representing an increase of 51.8% year on year.

2	RESULTS OF SEGMENT OPERATIONS
The Company manages its operations by four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, as well as corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment includes other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues		As a percentage of consolidated operating revenues before elimination of inter-segment sales		As a percentage of consolidated operating revenues after elimination of inter-segment sales
	Six-month periods ended 30 June		Six-month periods ended 30 June		Six-month periods ended 30 June
	2018	2017	2018	2017	2018	2017
	RMB million		(%)		(%)
Exploration and Production Segment
External sales*	45,317	36,714	2.1	2.0	3.5	3.1
Inter-segment sales	42,607	37,395	1.9	2.0
Operating revenues	87,924	74,109	4.0	4.0
Refining Segment
External sales*	72,134	66,633	3.3	3.6	5.5	5.7
Inter-segment sales	521,193	421,539	23.8	22.7
Operating revenues	593,327	488,172	27.1	26.3
Marketing and Distribution Segment
External sales*	665,702	604,142	30.4	32.4	51.2	51.8
Inter-segment sales	2,623	1,818	0.1	0.1
Operating revenues	668,325	605,960	30.5	32.5
Chemicals Segment
External sales*	226,211	185,481	10.3	9.9	17.4	16.0
Inter-segment sales	30,057	22,948	1.4	1.2
Operating revenues	256,268	208,429	11.7	11.1
Corporate and Others
External sales*	290,888	272,867	13.3	14.6	22.4	23.4
Inter-segment sales	294,555	215,148	13.4	11.5
Operating revenues	585,443	488,015	26.7	26.1
Operating revenue before elimination of inter-segment sales	2,191,287	1,864,685	100.0	100.0
Elimination of inter-segment sales	(891,035)	(698,848)
Consolidated operating revenues	1,300,252	1,165,837			100.0	100.0

*	Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change between the first half of 2018 and the first half of 2017.

	Six-month periods ended 30 June
	2018	2017	Change
	RMB million		(%)
Exploration and Production Segment
Operating revenues	87,924	74,109	18.6
Operating expenses	88,336	92,443	(4.4)
Operating loss	(412)	(18,334)	—
Refining Segment
Operating revenues	593,327	488,172	21.5
Operating expenses	554,395	458,779	20.8
Operating profit	38,932	29,393	32.5
Marketing and Distribution Segment
Operating revenues	668,325	605,960	10.3
Operating expenses	651,139	589,394	10.5
Operating profit	17,186	16,566	3.7
Chemicals Segment
Operating revenues	256,268	208,429	23.0
Operating expenses	240,504	196,272	22.5
Operating profit	15,764	12,157	29.7
Corporate and Others
Operating revenues	585,443	488,015	20.0
Operating expenses	589,897	487,276	21.1
Operating (loss)/profit	(4,454)	739	—
Elimination of inter-segment profit	(5,440)	(1,212)	—

(1)	Exploration and Production Segment
Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of the crude oil produced by the Company were sold to external customers.

In the first half of 2018, operating revenues of the segment were RMB 87.9 billion, representing an increase of 18.6% year on year. This was mainly the increase of crude oil and natural gas prices as well as expansion of scale of natural gas and LNG business over the same period of 2017.

In the first half of 2018, the segment sold 17.30 million tonnes of crude oil, representing a decrease of 1.8% over the same period of 2017. Natural gas sales volume was 12.8 bcm, representing an increase of 4.4% over the same period of 2017. Regasified LNG sales volume was 3.55 bcm, representing an increase of 75.2% over the same period of 2017. LNG sales volume was 1.12 million tonnes, representing an increase of 90.7% over the same period of 2017. Average realised prices of crude oil, natural gas, Regasified LNG, and LNG were RMB 2,866 per tonne, RMB 1,374 per thousand cubic meters, RMB 1,822 per thousand cubic meters, and RMB 3,640 per tonne, representing increase of 23.7%, 7.7%, 7.1% and 32.4% respectively over the same period of 2017.

In the first half of 2018, the operating expenses of the segment were RMB 88.3 billion, representing a decrease of 4.4% year on year. This was mainly due to:

‧	Depreciation, depletion and amortisation decreased by RMB 4.8 billion year on year;

‧	Oil and gas assets impairment decreased by RMB 3.5 billion year on year;

‧	LNG business expanded, purchase expense increased by RMB 3.2 billion;

‧	Resource Tax and special oil income levy increased by RMB 0.4 billion and 0.4 billion respectively due to increase of crude oil and natural gas prices.

In the first half of 2018, the oil and gas lifting cost was RMB 768 per tonne, representing an increase of 0.1% year on year.

In the first half of 2018, the operating loss of the segment was RMB 0.4 billion, representing a decrease of loss of RMB 17.9 billion compared with the same period of last year. This was mainly because the segment seized the opportunity of crude oil price recovery to promote efficient exploration, effective production, reduce costs and expenses, and achieved good results.

(2)	Refining Segment
Business activities of the refining segment include purchasing crude oil from third parties and the exploration and production segment of the Company as well as processing crude oil into refined petroleum products. Gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company; part of the chemical feedstock is sold to the chemicals segment of the Company; and other refined petroleum products are sold to both domestic and overseas customers through the refining segment.

In the first half of 2018, operating revenues of the segment were RMB 593.3 billion, representing an increase of 21.5% year on year. This was mainly attributable to increased prices of refined oil products, and the high utilisation rate maintained by the Company by proactively confronting with the over-supplied market.

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company’s major refined oil products of the segment in the first half of 2018 and of 2017.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded, RMB/tonne)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2018	2017	(%)	2018	2017	(%)
Gasoline	29,203	26,723	9.3	7,174	6,611	8.5
Diesel	30,731	28,322	8.5	5,567	5,070	9.8
Kerosene	10,706	7,403	44.6	4,167	3,579	16.4
Chemical feedstock	18,980	18,024	5.3	3,728	3,197	16.6
Other refined petroleum products	29,751	28,645	3.9	3,190	2,844	12.2

In the first half of 2018, the sales revenues of gasoline were RMB 209.5 billion, representing an increase of 18.6% year on year, accounting for 35.3% of the segment’s operating revenue.

In the first half of 2018, the sales revenues of diesel were RMB 171.1 billion, representing an increase of 19.1% year on year, accounting for 28.8% of the segment’s operating revenue.

In the first half of 2018, the sales revenues of kerosene were RMB 44.6 billion, representing an increase of 68.4% year on year, accounting for 7.5% of the segment’s operating revenue.

In the first half of 2018, the sales revenues of chemical feedstock were RMB 70.8 billion, representing an increase 22.8% year on year, accounting for 11.9% of the segment’s operating revenue.

In the first half of 2018, the sales revenues of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock were RMB 94.9 billion, representing an increase of 16.5% year on year, accounting for 16.0% of the segment’s operating revenue.

In the first half of 2018, the segment’s operating expenses were RMB 554.4 billion, representing an increase of 20.8% year on year, which was mainly attributable to increased crude purchasing cost resulting from higher crude oil prices, and increase of tax and surcharges resulting from increase of refinery throughput and adjustment of product mix.

In the first half of 2018, the average cost of processed crude oil was RMB 3,274 per tonne, representing an increase of 17.3% year on year. Total crude oil throughput was 121.55 million tonnes (excluding volume processed for third parties), representing an increase of 9.8% year on year. In the first half of 2018, the total cost of crude oil processed was RMB 397.9 billion, representing an increase of 28.9% year on year, accounting for 71.8% of the segment’s operating expenses, an increase of 4.5 percentage points year on year.

In the first half of 2018, the refining margin was RMB 544.1 per tonne, up by RMB 70.4 per tonne, representing an increase of 14.9% year on year, which was mainly because the Segment put great efforts to reduce crude oil purchasing cost and enhanced product mix by optimising operation plan according to market demand.

In the first half of 2018, the unit refining cash operating cost (defined as operating expenses less cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, divided by the throughput of crude oil and refining feedstock) was RMB 167.7 per tonne, representing a decrease of 0.3% year on year, which was mainly because the segment ensured safe and reliable operations, increased total throughput, advanced economical efficiency and technological level, and further enhanced cost control management.

The segment constantly optimised product mix, increased export of refined oil products, optimised crude oil sourcing to lower feedstock cost and achieved good result. In the first half of 2018, the segment realised an operating profit of RMB 38.9 billion, up by RMB 9.5 billion, representing an increase of 32.5% year on year.

(3)	Marketing and Distribution Segment
The business activities of the marketing and distribution segment include purchasing refined oil products from the refining segment and the third parties, conducting direct sales and wholesale to domestic customers and retailing, distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In the first half of 2018, the operating revenues of the segment were RMB 668.3 billion, increased by 10.3% year on year. This was mainly due to the increasing refined oil products prices and gasoline sales volume. The sales revenues of gasoline were RMB 333.1 billion, representing an increase of 15.5% year on year; the sales revenue of diesel was RMB 227.3 billion, up by 3.0% year on year and the sales revenue of kerosene was RMB 50.9 billion, up by 12.7% year on year.

The following table sets forth the sales volumes, average realised prices and respective percentage changes of the segment’s four major refined oil products in the first half of 2018 and 2017, including detailed information about retail, direct sales and distribution of gasoline and diesel:

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded, RMB/tonne)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2018	2017	(%)	2018	2017	(%)
Gasoline	43,633	41,413	5.4	7,634	6,966	9.6
Retail	33,625	32,701	2.8	8,050	7,364	9.3
Direct sales and Distribution	10,008	8,712	14.9	6,236	5,470	14.0
Diesel	39,858	45,107	(11.6)	5,702	4,890	16.6
Retail	20,037	20,954	(4.4)	6,212	5,595	11.0
Direct sales and Distribution	19,821	24,153	(17.9)	5,186	4,278	21.2
Kerosene	12,071	12,748	(5.3)	4,220	3,547	19.0
Fuel oil	10,528	11,808	(10.8)	2,653	2,218	19.6

In the first half of 2018, the operating expenses of the segment were RMB 651.1 billion, up by RMB 61.7 billion, representing an increase of 10.5% year on year. This was mainly due to: procurement costs of refined oil products increased RMB 57.7 billion as the result of rising oil price; non-fuel business cost increased RMB 1.8 billion as a result of volume expansion; employee expense increased by RMB 0.5 billion; depreciation increased RMB 0.4 billion.

In the first half of 2018, the segment’s marketing cash operating cost (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortisation, divided by the sales volume) was RMB 198 per tonne, representing an increase of 8.7% year on year. This was mainly due to total sales volume decreased 4.97 million tonne and labor costs increased.

In the first half of 2018, the operating revenues of non-fuel business was RMB 16.3 billion, representing an increase of RMB 2.2 billion compared with the same period of 2017; the profit of non-fuel business was RMB 1.7 billion representing an increase of RMB 0.4 billion compared with the same period of 2017.

In the first half of 2018, the segment brought our advantages in integrated business and distribution network into full play, enhanced efforts to optimise internal and external resources, actively responded to market rebalancing, expanded markets, balanced profits and volume and achieved good result.

In the first half of 2018, the segment’s operating profit was RMB 17.2 billion, up by RMB 0.6 billion, representing an increase of 3.7% year on year.

(4)	Chemicals Segment
Business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and the third parties and producing, marketing and distributing petrochemical and inorganic chemical products.

In the first half of 2018, operating revenues of the chemicals segment were RMB 256.3 billion, representing an increase of 23.0% year on year, which was mainly due to increased petrochemical products sales volume and prices year on year as the Company seized market opportunities to expand market, promote sales and optimise structure.

The sales revenue generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic fibre monomer and polymer, synthetic resin, synthetic fibre, synthetic rubber, and chemical fertiliser) totalled RMB 242.5 billion, representing an increase of 23.4% year on year, accounting for 94.6% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised price and respective changes of each of the segment’s six categories of chemical products in for the first half of 2018 and 2017.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded, RMB/tonne)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2018	2017	(%)	2018	2017	(%)
Basic organic chemicals	25,824	21,599	19.6	5,091	4,755	7.1
Synthetic fibre monomer and polymer	5,541	5,050	9.7	6,740	5,956	13.2
Synthetic resin	7,194	6,311	14.0	8,495	7,993	6.3
Synthetic fibre	639	638	0.2	9,405	8,317	13.1
Synthetic rubber	540	553	(2.4)	10,686	13,465	(20.6)
Chemical fertiliser	409	321	27.4	2,024	1,956	3.5

In the first half of 2018, the operating expenses of the segment were RMB 240.5 billion, representing an increase of 22.5% year on year, which was mainly due to increased feedstock price following the increase of crude oil price.

In the first half of 2018, the segment seized the opportunity of good margin, continued the ‘basic and high-end’ chemical business development concept, strengthened the integration among production, sales, R&D and application, further promoted optimisation of feedstock, product and facilities to lower feedstock cost, increase high value added products’ proportion and achieved good result.

The segment’s operating profit in the first half of 2018 was RMB 15.8 billion, up by RMB 3.6 billion, representing an increase of 29.7% year on year.

(5)	Corporate and Others
The business activities of corporate and others mainly consist of import and export business activities of Sinopec Corp.’s subsidiaries, research and development activities of the Company, and managerial activities of the headquarters.

In the first half of 2018, the operating revenues generated from Corporate and Others were RMB 585.4 billion, representing an increase of 20.0% year on year. This was mainly due to increase of international oil prices and refined oil product trading.

In the first half of 2018, the operating expenses for corporate and others were RMB 589.9 billion, representing an increase of 21.1% year on year. This was mainly due to increase of procurement costs as the result of higher international oil prices.

In the first half of 2018, the segment’s operating loss amounted to RMB 4.5 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS
The major funding sources of the Company are its operating activities and short-term and long-term loans. The major use of funds includes operating expenses, capital expenditures, and repayment of the short-term and long-term debts.

(1)	Assets, liabilities and equityUnit: RMB million

	As of 30 June	As of 31 December
	2018	2017	Change
Total assets	1,617,304	1,595,504	21,800
Current assets	568,938	529,049	39,889
Non-current assets	1,048,366	1,066,455	(18,089)
Total liabilities	761,126	742,614	18,512
Current liabilities	577,065	579,446	(2,381)
Non-current liabilities	184,061	163,168	20,893
Total equity attributable to owners of the Company	720,113	726,120	(6,007)
Share capital	121,071	121,071	—
Reserves	599,042	605,049	(6,007)
Non-controlling Interests	136,065	126,770	9,295
Total equity	856,178	852,890	3,288

As of 30 June 2018, the Company’s total assets were RMB 1,617.3 billion, representing an increase of RMB 21.8 billion compared with that at the end of 2017, of which:

‧
Current assets were RMB 568.9 billion, representing an increase of RMB 39.9 billion compared with that as of the end of 2017. This was mainly attributable to increased RMB 38.9 billion in inventories as the result of increased crude oil prices, refined oil prices and inventory volume.

‧
Non-current assets were RMB 1,048.4 billion, representing a decrease of RMB 18.1 billion compared with that as of the end of 2017. The change of RMB 30.8 billion was mainly due to depreciation & depletion of PPE and etc. an increase of RMB 3.8 billion in interest in associates and joint ventures, an increase of RMB 3.9 billion in deferred tax assets and an increase of RMB 3.6 billion in long-term prepayments and other non-current assets.

As of 30 June 2018, the Company’s total liabilities were RMB 761.1 billion, representing an increase of RMB 18.5 billion compared with that as of the end of 2017, of which:

‧	Current liabilities were RMB 577.1 billion, representing a decrease of RMB 2.4 billion compared with that as of the end of 2017.

‧
Non-current liabilities were RMB 184.1 billion, representing an increase of RMB 20.9 billion compared with that as of the end of 2017. This was mainly due to the increase of long-term loans as the result of building natural gas and pipeline projects. Meanwhile, other non-current liabilities increased because subsidiary companies received relocation compensation from government.

As of 30 June 2018, total equity attributable to owners of the Company was RMB 720.1 billion, representing a decrease of RMB 6.0 billion compared with that as of the end of 2017, which was mainly due to a decrease of RMB 6.0 billion in reserves as the result of dividend payment partly offset by increase of net earnings in the first half of 2018.

(2)	Cash Flow
The following table sets forth the major items in the consolidated cash flow statements for the first half of 2018 and of 2017.

Unit: RMB million

	Six-month periods ended 30 June		Changes
Major items of cash flows	2018	2017	in amount
Net cash generated from operating activities	71,620	60,847	10,773
Net cash generated from/(used in) investing activities	19,258	(40,002)	59,260
Net cash used in financing activities	(49,308)	(16,038)	(33,270)
Net increase in cash and cash equivalents	41,570	4,807	36,763

In the first half of 2018, net cash generated from operating activities was RMB 71.6 billion, representing an increase of RMB 10.8 billion in net cash inflow year on year. This was mainly due to significant progress in business performance over the same period of 2017.

In the first half of 2018, net cash generated from investing activities was RMB 19.3 billion, representing an increase of RMB 59.3 billion in cash inflow year on year. This was mainly due to: RMB 48 billion proceeds from sales of financial assets which are measured at fair value and whose changes are recorded into current period profit or loss; increase of RMB 21.8 billion in principal and interests of time deposits received at maturity; and net cash used in investing activities increased by RMB 18.5 billion.

On 30 June 2018, net cash used in financing activities was RMB 49.3 billion, representing an increase of cash outflow of RMB 33.3 billion year on year. This was mainly due to cash dividend distribution of RMB 48.4 billion. In 2017, dividend was paid in July.

As of 30 June 2018, the Cash and Cash equivalents were RMB 154.8 billion.

(3)	Contingent Liabilities
Please refer to “Material Guarantee Contracts and Their Performances” in the “Significant Events” section of this report.

(4)	Capital Expenditures
Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of this report.

(5)	Research & Development expenditure and enviornmental expenditure
Research and Development expenditure includes expensed expenditure that are recorded in the profit and loss of the period and capitalised expenditure. In the first half of 2018, the Company’s research and development expenditure amounted to RMB 4.2 billion, among which expensed expenditure was RMB 4.1 billion.

Environmental expenditures refer to the normal routine pollutant cleaning fees paid by the Company, excluding capitalised cost of pollutant treatment facilities. In the first half of 2018, the environmental expenses amounted to RMB 3 billion.

(6)	Measurement of fair values of derivatives and relevant system
The Company has established sound decision-making mechanism, business process and internal control systems relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of fair values

Unit: RMB million

			Profits and losses from variation of fair		Accumulated variation
	Beginning of	End of the	values in the	Impact on	of fair values
Items	the reporting period	reporting period	current reporting period	income statement	recorded as equity	Funding source
Financial assets held for trading						Self-owned fund
Structured deposit	51,196	7,108	(87)	84	—
Equity investment	—	153	(19)	(19)	—
Other investment	—	8	8	8	—
Other equity instruments investment						Self-owned fund
Listed	178	159	(19)	—	—
Unlisted	—	1,321	2	—	—
Derivative financial instruments	(522)	(810)	(391)	(391)	—	Self-owned fund
Cash flow hedges	(1,617)	4,642	28	28	(2,991)	Self-owned fund
Total	49,235	12,581	(478)	(307)	(2,991)

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
The major differences between the Company’s financial statements prepared under ASBE and IFRS are set out in Section C of the financial statements of the Company from page 135 in this report.

(1)	Under ASBE, the operating income and operating profit or loss by reportable segments were as follows:

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Operating income
Exploration and Production Segment	87,924	74,109
Refining Segment	593,327	488,172
Marketing and Distribution Segment	668,325	605,960
Chemicals Segment	256,268	208,429
Corporate and Others	585,443	488,015
Elimination of inter-segment sales	(891,035)	(698,848)
Consolidated operating income	1,300,252	1,165,837
Operating profit/(loss)
Exploration and Production Segment	(1,249)	(18,799)
Refining Segment	37,981	28,320
Marketing and Distribution Segment	17,411	15,977
Chemicals Segment	15,210	11,917
Corporate and Others	(3,211)	259
Elimination of inter-segment sales	(5,440)	(1,212)
Financial expenses, losses/gains from changes in fair value, investment income and disposal income/expenses	5,389	7,134
Other income	1,849	1,321
Consolidated operating profit	67,940	44,917
Net profit attributable to equity shareholders of the Company	41,600	27,092

Operating profit: In the first half of 2018, the operating profit of the Company was RMB 67.9 billion, representing an increase of 51.3% year on year. This was mainly due to significant decrease of loss in upstream business and steady increase of earning in midstream and downstream businesses as a result of value creation, improvement of assets quality and profitability, operation upgrades, and new achievements in management made by the company.

Net profit: In the first half of 2018, net profit attributable to the equity shareholders of the Company was RMB 41.6 billion, representing an increase of 53.6% year on year.

(2)	Financial data prepared under ASBE:

	At 30 June	At 31 December
	2018	2017	Changes
	RMB million	RMB million	RMB million
Total assets	1,617,304	1,595,504	21,800
Non-current liabilities	182,928	161,988	20,940
Shareholders’ equity	857,311	854,070	3,241

Total assets: As of 30 June 2018, the Company’s total assets were RMB 1,617.3 billion, representing an increase of RMB 21.8 billion compared with that at the end of 2017. This was mainly due to the increase of inventories resulting from increase of crude oil and refined oil prices, and inventory volume.

Non-current liabilities: As of 30 June 2018, the Company’s non-current liabilities were RMB 182.9 billion, representing an increase of RMB 20.9 billion from that at the end of 2017. This was mainly due to the increase of long-term loans as the result of building natural gas and pipeline projects. Meanwhile, other non-current liabilities increased because subsidiary companies received relocation compensation from government.

Shareholders’ equity: As of 30 June 2018, total shareholders’ equity of the Company was RMB 857.3 billion, representing an increase of RMB 3.2 billion compared with that at the end of 2017.

(3)	The results of the principal operations by segments

						Increase/
						(decrease) of
					(Decrease)/	gross profit
				Increase of	increase of	margin on
				operating	operating	a year-on-year
	Operating		Gross profit	income on	cost on	basis
	income	Operating cost	margin*	a year-on-year	a year-on-year	(percentage
Segments	(RMB million)	(RMB million)	(%)	basis (%)	basis (%)	point)
Exploration and Production	87,924	71,233	12.9	18.6	(2.4)	17.2
Refining	593,327	433,726	8.2	21.5	27.6	0.1
Marketing and Distribution	668,325	619,769	7.1	10.3	10.7	(0.2)
Chemicals	256,268	229,064	10.2	23.0	24.2	(0.5)
Corporate and Others	585,443	582,523	0.5	20.0	20.6	(0.5)
Elimination of inter-segment sales	(891,035)	(885,596)	N/A	N/A	N/A	N/A
Total	1,300,252	1,050,719	10.1	11.5	11.5	0.9

*	Gross profit margin = (Operating income – Operating cost, tax and surcharges)/Operating income

5	THE CAUSE AND IMPACT OF THE CHANGE IN THE COMPANY’S ACCOUNTING POLICY﹑ESTIMATES AND METHOD

In 2018, the Company has three major events about the change in accounting policy:

(1)
Ministry of Finance (MOF) issued Cai Kuai [2018] No. 15 “Announcement of the revision of general enterprise financial statements format for 2018” in June 2018. The Company has adopted the above guidelines to prepare financial statements for the six-month period ended 30 June 2018. The comparative financial statements of 2017 have been adjusted. The impact to the Company’s financial statements is as follows:

a.	The impact on items in the consolidated balance sheet:

		31 December 2017	1 January 2017
Contents and reasons of the changes	Item	RMB million	RMB million
Bills receivable and accounts receivable are combined into bills and accounts receivable	Bills receivable and accounts receivable	84,701	63,486
	Accounts receivable	(68,494)	(50,289)
	Bills receivable	(16,207)	(13,197)
Fixed assets and Fixed assets pending for	Fixed assets	146	—
disposal are combined into fixed assets	Other non-current assets	(146)	—
Bills payable and accounts payable are combined into bills and accounts payable	Bills payable and accounts payable	206,535	180,129
	Accounts payable	(200,073)	(174,301)
	Bills payable	(6,462)	(5,828)
Interests payable, dividends payable and other	Other payables	6,843	2,006
payables are combined into other payables	Dividends payable	(6,843)	(2,006)

b.	The impact on items in the consolidated income statement:

Six-month
	p	period ended 30 June 2017
Contents and reasons of the changes	Item	RMB million
The research and development expenses originally included in the general and administrative expenses were separately presented as the research and development expenses in income statements	Research and development expenses General and administrative expenses	2,672 (2,672)

(2)
MOF issued revised “No.14 Accounting Standard for Business Enterprises – Revenue” (“New Revenue Standard”) in 2017 and the New Revenue Standard was effective on 1 January 2018. The Company has adopted the above standard to prepare the financial statements for the six-month period ended 30 June 2018. The New Revenue Standard has no significant impact on the shareholder’s equity in the consolidated balance sheet. The Company’s comparative financial statements of 2017 have not been restated. Other financial statement items that affected by the Company’s initial implementation of the standard are as follows:

		At 1 January 2018
Contents and reasons of the changes	Item	RMB million
Advances from customers were reclassified as contract	Contract liabilities	120,734
liabilities	Advances from customers	(120,734)

(3)
MOF issued revised “No.22 Accounting Standards for Business Enterprises – Financial instruments: recongnition and measurement”, revised “No.23 Accounting Standards for Business Enterprises – Transfer of financial assets”, revised “No.24 Accounting Standards for Business Enterprises – Hedging” and revised “No.37 Accounting Standards for Business Enterprises – Presentation of financial instruments” (collectively referred to as “New Financial Instruments Standards”). The Company has adopted the above guidelines to prepare the financial statements of the six-month period ended 30 June 2018. The impact to the Company’s financial statements is presented as below:

a.	At 1 January 2018, the comparatives of classification and measurement between the New Financial Instruments Standards and the Financial Instruments Standards before revision are as below:

Financial Instruments Standards before revision			New Financial Instruments Standards
Item	Measurement	RMB million	Item	Measurement	RMB million
Financial assets at fair value through profit or loss	Measured at fair value through profit or loss	51,196	Financial assets held for trading	Measured at fair value through profit or loss	51,196
Available-for-sale financial assets	Measured at fair value through other comprehensive income (equity instruments)	178	Other equity instrument investments	Measured at fair value through other comprehensive income	1,676
	Measured at cost (equity instruments)	1,498

SIGNIFICANT EVENTS

1	CORPORATE GOVERNANCE
(1)
During the reporting period, the new sessions of the Board and the Board of Supervisors were formed and the senior management was appointed. The members of each of the Board committees were elected and the nomination committee was established. Sinopec Corp. committed itself to continuously improving its corporate governance. It timely established the terms of references of the nomination committee, amended its Articles of Association, Rules and Procedures for Board of Directors’ Meetings and the internal control procedures. The Company actively implemented “the year of party building quality”, using high-quality party building to drive the high-qualify development of the Company. The Company also fulfilled its social responsibilities. Sinopec Corp. actively participated in the UN Global Compact activities and achieved positive results. The improvement of the investor relations and information disclosure quality earned the capital market’s recognition.

During the reporting period, on 15 May 2018, Sinopec Corp. convened 2017 Annual General Meeting in Beijing, China in accordance with relevant laws, regulations and the notice, convening and holding procedures under the Articles of Association. For the details of the meeting, please refer to the poll results announcement published in China Securities Journal, Shanghai Securities News, and Securities Times on 16 May 2018 and on the website of Hong Kong Stock Exchange on 15 May 2018.

(2)
During the reporting period, none of Sinopec Corp., the Board, directors, supervisors, senior management, controlling shareholders, or de facto controller of Sinopec Corp. was investigated by the CSRC, administratively punished or publicly reprimanded by the CSRC, the Hong Kong Securities and Futures Commission, and the Securities and Exchange Commission of the United States, or public censured by the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange, or the London Stock Exchange.

(3)	Equity interests of directors, supervisors, and other senior management
As of 30 June 2018, apart from 13,000 A shares of Sinopec Corp. held by Director and Vice President Mr. Ling Yiqun, none of the directors, supervisors, or other senior management of Sinopec Corp. held any shares of Sinopec Corp.

Save as disclosed above, the directors, supervisors or other senior management of Sinopec Corp. confirmed that none of them had any interest or short positions in any shares, underlying shares or debentures of Sinopec Corp. or any of its associated corporations (within the meaning of Part XV of the SFO), as recorded in the registry pursuant to Section 352 of the SFO or as otherwise notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (Model Code) contained in Appendix 10 base on the Hong Kong Listing Rules.

As required by the Hong Kong Stock Exchange, Sinopec Corp. has formulated the Rules Governing Shares and Changes in Shares Held by Company Directors, Supervisors and Senior Management and the Model Code of Securities Transactions by Company Employees (the Rules and the Code) to stipulate securities transaction by relevant employees. The standards of the Rules and the Code are no less strict than those set out in the Model Code. Upon the specific inquiries made by Sinopec Corp., all the directors confirmed that they had complied with the required standards of the Model Code as well as those set out in the Rules and the Code during the reporting period.

(4)	Compliance with the Corporate Governance Code
During the reporting period, Sinopec Corp. have complied with all the code provisions set out in the Corporate Governance Code.

(5)	Review of the Interim Report
The Audit Committee of Sinopec Corp. has reviewed and confirmed the Interim Report.

2	DIVIDEND
(1)	Dividend distribution for the year ended 31 December 2017
Upon its approval at its 2017 Annual General Meeting, Sinopec Corp. distributed the final cash dividend of RMB 0.40 per share (tax inclusive). The final dividend for 2017 has been distributed to shareholders on or before 14 June 2018 who were registered as existing shareholders as at 4 June 2018. Combined with the 2017 interim cash dividend of RMB 0.10 per share (tax inclusive), the total cash dividend for the whole year 2017 amounted to RMB 0.50 per share (tax inclusive).

(2)	Interim dividend distribution plan for the six months ended 30 June 2018
As approved at the third meeting of the seventh session of the Board, the interim dividend for the six months ended 30 June 2018 of RMB 0.16 per share (tax inclusive) will be distributed based on the total number of shares as of 11 September 2018 (record date) in cash.

The 2018 interim dividend distribution plan, with the consideration of interest of shareholders and development of the Company, is in compliance with the Articles of Association and relevant procedures. The independent non-executive directors have issued independent opinions on it.

The interim cash dividend will be distributed on or before 21 September 2018 (Friday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 11 September 2018 (Tuesday). To be entitled to the interim dividend, holders of H shares shall lodge their share certificates and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, no later than 4:30 p.m. on 4 September 2018 (Tuesday). The register of members of the H shares of Sinopec Corp. will be closed from 5 September 2018 (Wednesday) to 11 September 2018 (Tuesday) (both days inclusive).

The dividend will be denominated and declared in RMB and distributed to domestic shareholders and Shanghai-Hong Kong Stock Connect shareholders in RMB and to foreign shareholders in Hong Kong Dollars. The exchange rate for dividend to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week ahead of the date of declaration of the interim dividend, i.e. 24 August 2018 (Friday).

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the cash dividends to them. Any H Shares of the Sinopec Corp. registered not under the name of an individual shareholder, including HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change their shareholder status, they should enquire about the relevant procedures from their agents or trustees. Sinopec Corp. will withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members for H shares of Sinopec Corp. as at the Record Date in accordance with the laws or the requirements of relevant government authorities.

Where the individual holders of the H shares are residents of Hong Kong, Macau or a country which had an agreed tax rate of 10% for cash dividends to them with China under relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Where the individual holders of the H Shares are residents of a country which had an agreed tax rate of less than 10% with China under relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (the “Extra Amount”) by the application of 10% tax rate, Sinopec Corp. can apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register for H shares of Sinopec Corp. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Where the individual holders of the H Shares are residents of a country which has an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with relevant tax agreements. Where the individual holders of the H Shares are residents of a country which has an agreed tax rate of 20% with China, or has not entered into any tax agreement with China, or under any other circumstances, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (关於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors of H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, Sinopec Corp. shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. Sinopec Corp. will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

For investors in the Hong Kong Stock Exchange (including enterprises and individuals) of A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries, whose country of domicile is a country having entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate under such tax treaty will be refunded.

3	MAJOR PROJECTS

(1)	Tianjin LNG project
The first phase of Tianjin LNG project with designed receiving capacity of 3 million tonnes per year consists mainly of the construction of wharf, terminal and transportation pipelines. It was completed and put into operation at the end of January 2018. The Company’s self-owned fund accounts for approximately 40% of the project investment and bank loan is the main source of the remaining 60%. As of 30 June 2018, the aggregate investment was RMB 11 billion.

(2)	Zhongke integrated refining and chemical project
Zhongke integrated refining and petrochemical project consists mainly of a 10,000,000 tpa refinery, 800,000 tpa ethylene unit, 300,000 tonne jetty and relevant utilities. The mechanical completion is expected to be achieved in June 2020. The Company’s self-owned fund accounts for 30% of the project investment, bank loan is the main source for the remaining 70%. As of 30 June 2018, the aggregate investment was RMB 8.5 billion.

(3)	Xinqi pipeline project
The first phase of Xinqi gas pipeline project mainly consists of pipeline from Qianjiang to Shaoguan with total length of 839.5 kilometres and designed transmission capacity of 6 billion cubic meters per year. It is expected to be completed and put into operation in July 2020. The Company’s self-owned fund accounts for 38% of the project investment and bank loan is the main source of the remaining 62%. As of 30 June 2018, the aggregate investment was RMB 2.9 billion.

(4)	E-An-Cang gas pipeline project
The first phase of E-An-Cang gas pipeline project mainly consists of the main pipeline from Luquan to Cangzhou and two branch pipeline named Puyang and Baoding respectively. Total length of pipeline is 736 kilometres and designed transmission capacity is 9 billion cubic meters per year. It is expected to be completed and put into operation in December 2019. The Company’s self-owned fund accounts for 30% of the project investment and bank loan is the main source of the remaining 70%. As of 30 June 2018, the aggregate investment was RMB 670 million.

(5)	Wen 23 gas storage project
The first phase of Wen 23 gas storage project mainly consists of construction of injection and production wells and surface facilities with storage capacity of 8.431 billion cubic meters. The Company’s self-owned fund accounts for 30% of the project investment and bank loan is the main source of the remaining 70%. As of 30 June 2018, the aggregate investment was RMB 2.2 billion.

4	FORMATION OF SINOPEC CAPITAL WITH CHINA PETROCHEMICAL CORPORATION
On 9 July 2018, Sinopec Corp. entered into the Articles of Association (Sinopec Capital AOA) of Sinopec Capital Co., Ltd. (Sinopec Capital) with China Petrochemical Corporation. Pursuant to the Sinopec Capital AOA, Sinopec Corp. proposes to establish Sinopec Capital with China Petrochemical Corporation with a registered capital of RMB 10 billion, of which, Sinopec Corp. will subscribe capital contribution of RMB 4.9 billion by cash, representing 49% of the registered capital of Sinopec Capital; and China Petrochemical Corporation will subscribe capital contribution of RMB 5.1 billion by cash, representing 51% of the registered capital of Sinopec Capital. Upon the establishment of Sinopec Capital, its investments will focus on strategic emerging industries, including new energy, new material, energy conservation and environmental protection, and intelligence manufacturing in relation to the industry chain. In respect of the investment projects which are related to Sinopec Corp.’s principal business, Sinopec Corp. will have the right of first refusal to acquire such projects. The formation of Sinopec Capital will speed up investments in emerging industries and help support Sinopec Corp.’s own business development and industrial chain upgrade. It will play an important role in achieving comprehensive, sustainable and high-quality development of Sinopec Corp. For more details, please refer to relevant announcements published on 11 July 2018 in the China Securities Journal, the Shanghai Securities News and the Securities Times and on the website of the Hong Kong Stock Exchange (dated 10 July 2018).

5	CORPORATE BONDS ISSUED AND INTEREST PAYMENTS

Basic information of corporate bonds

	Sinopec Corp.	Sinopec Corp.	Sinopec Corp.
Bond name	2010 Corporate bond	2012 Corporate bond	2015 Corporate bond (first issue)
Abbreviation	10石化02	12石化02	15石化01	15石化02
Code	122052	122150	136039	136040
Issuance date	21 May 2010	1 June 2012	19 November 2015
Maturity date	21 May 2020	1 June 2022	19 November 2018	19 November 2020
Amount issued (RMB billion)	9	7	16	4
Outstanding balance (RMB billion)	9	7	16	4
Interest rate (%)	4.05	4.90	3.30	3.70
Principal and interest repayment	Simple interest is calculated and paid on an annual basis without compounding interests. The principal will be paid at maturity with last installment of interest.
Payment of interests	Sinopec Corp. had paid in full the interest accrued of “10石化02” and “12石化02” during the reporting period.
Investor Qualification Arrangement	15石化01 and 15石化02 were publicly offered to qualified investors in accordance with Administration of the Issuance and Trading of Corporate Bonds
Listing place	Shanghai Stock Exchange
Corporate bonds trustee	China International Capital Corporation Limited
27th-28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing
Huang Xu, Zhai Ying
(010) 6505 1166
Credit rating agency	United Credit ratings Co., Ltd.
12th Floor, PICC building, No.2 Jianguomenwai Avenue, Chaoyang District, Beijing
Use of proceeds	Proceeds from the above-mentioned corporate bonds have been used for their designated purpose as disclosed. All the proceeds have been completely used.
Credit rating
During the reporting period, United Credit ratings Co., Ltd. provided credit rating for 10石化02, 12石化02, 15石化01 and 15石化02 and reaffirmed AAA credit rating in the continuing credit rating report. The long term credit rating of Sinopec Corp. remained AAA with its outlook being stable. Pursuant to relevant regulations, Sinopec Corp. has published latest credit rating results through medias designated by regulators within two months commencing from the announcement date of annual report.

Credit addition mechanism, repayment scheme and other relative events for corporate bonds during the reporting period
During the reporting period, there is no credit addition mechanism and change of the repayment arrangement for the above-mentioned corporate bonds. Sinopec Corp. strictly followed the provisions in the corporate bond prospectus to repay interests of the corporate bonds.

The guarantee of 10石化02 and 12石化02 is China Petrochemical Corporation. For more information of the guarantee, please refer to the interim report of corporate bonds which will be published on website of Shanghai Stock Exchange by China Petrochemical Corporation

Convening of corporate bond holders’ meeting	During the reporting period, the bondholders’ meeting was not convened.
Performance of corporate bonds trustee
During the durations of the above-mentioned bonds, the bond trustee, China International Capital Corporation Limited, has strictly followed the Bond Trustee Management Agreement and continuously tracked the Company’s credit status, utilisation of bond proceeds and repayment of principals and interests of the bond. The bond trustee has also advised the Company to fulfil obligations as described in the corporate bond prospectus and exercised its duty to protect the bondholders’ legitimate rights and interests. The bond trustee disclosed the Trustee Management Affairs Report. The full disclosure is available on the website of Shanghai Stock Exchange (http://www.sse.com.cn)

Principal accounting data and financial indicators as of 30 June 2018

	As of 30 June	As of 31 December
Principal data	2018	2017	Change	Reasons for change
Current ratio	0.99	0.91	0.08	Due to the increase of cash at bank and on hand and inventories
Quick ratio	0.60	0.59	0.01	Due to the increase of cash at bank and on hand and other receivables
Liability-to-asset ratio	46.99%	46.47%	0.52 percentage points	Due to the increase of long-term loan
Loan repayment rate	100%	100%	—	—

	Six-month period ended 30 June
	2018	2017	Change	Reasons for change
EBITDA-to-interest coverage ratio	35.40	28.75	6.65	Due to the increase of earning
Interest payment rate	100%	100%	—	—

During the reporting period, the Company paid in full the interest accrued for the other bonds and debt financing instruments. As at 30 June 2018, the standby credit line provided by several domestic financial institutions to the Company was RMB 366.68 billion in total, facilitating the Company to get such amount of unsecured loans. During the reporting period, Sinopec Corp. fulfilled relevant undertakings in the prospectus of corporate bonds. During the reporting period, Sinopec Corp. repaid the bank loans on time and had no significant matters which could influence the Company’s operation and debt paying ability.

On 18 April 2013, Sinopec Capital (2013) Limited, a wholly-owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by Sinopec Corp. with four different maturities of 3 years, 5 years, 10 years and 30 years. The 3-year notes principal totaled USD 750 million, with an annual interest rate of 1.250% and had been repaid in full; the 5-year notes principal totaled USD 1 billion, with an annual interest rate of 1.875% and had been repaid in full; the 10-year notes principal totaled USD 1.25 billion, with an annual interest rate of 3.125%; and the 30-year notes principal totaled USD 500 million, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on 25 April 2013, with interest payable semi-annually. The first payment of interest was made on 24 October 2013. During the reporting period, the Company has paid in full the current-period interests of the notes with maturities of 10 years and 30 years.

6	CORE COMPETITIVENESS ANALYSIS
The Company is a large scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations. The Company is a large scaled oil and gas producer in China; in respect of refining capacity, it ranks first in China; equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company takes the first position in China, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap onto potentials in attaining an efficient and comprehensive utilization of its resources, and endowed the Company with strong resistance against risks, as well as remarkable capabilities in sustaining profitability.

The Company enjoys a favourable positioning with its operations located close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products of the Company has been increasing steadily over the years; through continuous and specialised marketing efforts, the Company’s capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil and gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favourable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in R&D covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil and gas, refining, petrochemicals and strategic emerging technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys a strong technical strength.

The Company always attaches great importance to fulfilling social responsibilities, and carries out the green and low carbon development strategy to pursue a sustainable development. Moreover, the Company enjoys an outstanding “Sinopec” brand name, plays an important role in the national economy and is a renowned and reputable company in China.

7	CONTINUING CONNECTED TRANSACTIONS DURING THE REPORTING PERIOD
Sinopec Corp. and China Petrochemical Corporation entered into a number of agreements with respect to continuing connected transactions, including the mutual supply agreement, the community services agreement, the land use rights leasing agreement, the properties leasing agreement, the intellectual property license agreement and safety production insurance fund document.

Pursuant to the above-mentioned agreements on continuing connected transactions (as amended from time to time), the aggregate amount of the connected transactions of the Company during the reporting period was RMB 178.952 billion. The purchases amount was RMB 117.270 billion, representing 8.97% of the total amount of this type of transaction for the reporting period, including purchases of products and services (procurement, storage, exploration and development services, and production-related services) of RMB109.338 billion, purchases of auxiliary and community services of RMB 3.255 billion, payment of housing rent of RMB 219 million and rent for use of land of RMB 4.027 billion, and interest expenses of RMB 431 million. The sales amount was RMB 61.682 billion, representing 4.56% of the total amount of this type of transaction for the reporting period, including sales of products and services of RMB 61.228 billion, agency commission income of RMB 19 million, and interest income of RMB 435 million.

8	FUNDS PROVIDED BETWEEN RELATED PARTIES
Unit: RMB million

		Funds to related parties			Funds from related parties
Related parties	Relations	Balance at the beginning of the period	Amount incurred	Balance at the end of the period	Balance at the beginning of the period	Amount incurred	Balance at the end of the period
Sinopec Group	Parent company and its subordinate companies*	24,038	(2,119)	21,919	28,268	(1,685)	26,583
Other related parties	Associates and joint ventures	1,678	(738)	940	38	46	84
Total		25,716	(2,857)	22,859	28,306	(1,639)	26,667
Reason for provision of funds between related parties		Loans and other accounts receivable and accounts payable
Impacts on operating results and financial position		No material negative impact

*: Subordinate companies includes subsidiaries, joint ventures and associates.

9	SIGNIFICANT LITIGATION AND ARBITRATION RELATING TO THE COMPANY
No significant litigation, arbitration relating to the Company occurred during the reporting period.

10	CREDIBILITY FOR THE COMPANY, CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER
During the reporting period, the Company and its controlling shareholder did not have any court’s effective judgments which should be executed or any large amount of debt which should be repaid.

11	OTHER MATERIAL CONTRACTS
Saved as disclosed by Sinopec Corp., the Company did not enter into any significant contracts subject to disclosure obligations during the reporting period.

12	SIGNIFICANT EQUITY INVESTMENTS
During the reporting period, the Company did not have significant equity investment.

13	SIGNIFICANT ASSETS AND EQUITY SALE
During the reporting period, there is no significant assets or equity sale of the Company

14	DEPOSITS AT SINOPEC FINANCE CO., LTD AND SINOPEC CENTURY BRIGHT CAPITAL INVESTMENT LTD.

During the reporting period, the deposit placed by the Company in Sinopec Finance Co., Ltd. (Finance Company) and Sinopec Century Bright Capital Investment Ltd. (Century Bright Company) was strictly in compliance with the cap as approved at the general meeting of shareholders. During daily operations, the deposits placed by the Company. in the Finance Company and Century Bright Company can be fully withdrawn for the Company’s use.

15	MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCE
Unit: RMB Million

Major external guarantees (excluding guarantees for controlled subsidiaries)
Guarantor	Relationship with the Company	Name of guaranteed companies	Amount	Transaction date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter- guarantee	Whether guaranteed for connected arties
Sinopec Corp.	The listed company itself	Zhongtian Hechuang Energy Co., Ltd	12,844	25 May 2016	25 May 2016 –31 December 2023 (the mature date is estimated)	Joint liability guarantee	No	No	—	No	No
Sinopec Corp.	The listed company	Zhong An United Coal	2,890	18 April 2018	18 April 2018 –	Joint liability guarantee	No	No	—	No	No
	itself	Chemical Co., Ltd.			31 December 2031
Sinopec Corp.	The listed company	Yanbu Aramco Sinopec	no specific	31 December 2014	30 years from the date YASRFE	Joint liability guarantee	No	No	—	No	No
	itself	Refining Company	amount agreed,		requires supply of hydrogen from
		(YASREF) Limited	guarantee		Air Liquedie Arabia LLC.
			on contract
			performance
SSI	Controlled subsidiary	New Bright International	7,308			Joint liability guarantee	No	No	—	Yes	No
		Development Ltd./
		Sonangol E.P./SSI15
Total amount of guarantees provided during the reporting period[1]											2,890
Total amount of guarantee balance at the end of reporting period[1] (A)											19,754
Guarantees by the Company to the controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period											0
Total amount of guarantee for controlled subsidiaries balance at the end of the reporting period (B)											17,473
Total amount of guarantees provided by the Company (including those provided for controlled subsidiaries)
Total amount of guarantees (A+B)											37,227
The proportion of the total amount of guarantees attribute to the Sinopec Corp.’s net assets (%)											5.16
Guarantees provided for shareholders, de facto controller and connected parties (C)											315
Amount of debt guarantees provided directly or indirectly for the companies with liabilities to assets ratio over 70% (D)											2,593
The amount of guarantees in excess of 50% of the net assets (E)											None
Total amount of the above three guarantee items (C+D+E)											2,908
Explanation of guarantee undue that might involve joint and several liabilities											None
Explanation of guarantee status											None

1:
The amount of guarantees provided during the reporting period and the outstanding balance of guarantees amount at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived from multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shareholding of Sinopec Corp. in such subsidiaries.

16	PERFORMANCE OF THE UNDERTAKINGS

					Whether	Whether
Background	Type of Undertaking	Party	Contents	Term for performance	bears deadline or not	strictly performed or not
Undertakings	IPO	China	1 Compliance with the connected transaction agreements;	From 22 June 2001	No	Yes
related to Initial Public Offerings (IPOs)		Petrochemical Corporation	2 Solving the issues regarding the legality of land-use rights certificates and property ownership rights certificates within a specified period of time;
3 Implementation of the Reorganisation Agreement (please refer to the definition of Reorganisation Agreement in the H share prospectus of Sinopec Corp.);
4 Granting licenses for intellectual property rights;
5 Avoiding competition within the same industry;
6 Abandonment of business competition and conflicts of interest with Sinopec Corp.
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a 10-year option to Sinopec Corp. with the following provisions: (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within 10 years of the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid items (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.
				Within 10 years after 29 April 2014 or the date when China Petrochemical Corporation acquires the assets	Yes	Yes

As of the date of this report, Sinopec Corp. had no undertakings in respect of profits, asset injections or asset restructuring that had not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

17	STRUCTURED ENTITY CONTROLLED BY THE COMPANY
None

18	DETAILED IMPLEMENTATION OF THE SHARE INCENTIVE SCHEME DURING THE REPORTING PERIOD

Sinopec Corp. did not implement any share incentive scheme during the reporting period.

19	SHARE OPTION INCENTIVE SCHEME OF SINOPEC CORP.’S SUBSIDIARY, SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED (SHANGHAI PETRO)

(i)	Initial Grant of the Share Option:
Grant Date: 6 January 2015
Number of Participants: 214 persons
Number of Share Options Granted: 38,760,000

(ii)	The exercise condition of the first grant of first exercise schedule of share option
Exercise Date: 29 August 2017
Number of exercisable share options: 14,212,500
Number of lapsed share options: 5,228,900
Number of exercised share options: 14,176,600
Date of completing registration for newly increased shares: 27 September 2017
Number of participants who exercised the option: 199
Exercise price: RMB 3.85/share

(iii)	The exercise condition of the first grant of second exercise schedule of share option
Exercise Date: 12 January 2018
Number of exercisable share options: 9,636,900
Number of lapsed share options: 520,700
Number of exercised share options: 9,636,900
Date of completing registration for newly increased shares: 14 February 2018
Number of participants who exercised the option: 185
Exercise price: RMB 3.85/share

(iv)	Outstanding share options of Directors, chief executive and substantial shareholder as at the end of the Reporting Period
At the beginning of the reporting period, the total number of outstanding A shares share options held by directors, chief executive, 3 substantial shareholders and vice president Mr. Jin Wenmin, of Shanghai Petro were 966,000 options. During the reporting period, vice president of Shanghai Petro Mr. Jin Wenmin was appointed as executive director of Shanghai Petro on 13 June 2018. The total number of exercised share options held by Mr. Gao Jinping, Jin Qiang, and Guo Xiaojun is 483,000. As at the end of the Reporting Period, the total number of outstanding A shares share options held by the following 4 persons, Vice Chairman and Vice President of Shanghai Petro Mr. Gao Jinping, Director and Vice President of Shanghai Petro Mr. Jin Qiang, Director, Vice President and Secretary to the Board of Shanghai Petro Mr. Guo Xiaojun and Director and Vice President of Shanghai Petro Mr. Jin Wenmin were 483,000 options.

(v)	Outstanding share options granted to employees other than the persons mentioned in item (ii)
At the beginning of the reporting period, a total number of 18.1385 million outstanding A shares share options were held by Shanghai Petro’s key business personnel. During the reporting period, a total number of 9.1539 million share options had been exercised by Shanghai Petro’s key business personnel during the second exercise period. During the reporting period, a total of 520,700 A shares share options granted to Shanghai Petro’s key business personnel had been lapsed due to their resignations and etc,. At the end of the Reporting Period, the number of outstanding A shares share options held by Shanghai Petro’s key business personnel was 8.4639 million.

(vi)	Exercise of the Share Options under the Initial Grant and adjustment of exercise price
According to the pricing principle disclosed by Shanghai Petro on the determination of exercise price, the exercise price under the initial grant was RMB 4.20 per share (in the event of dividends payment, capitalisation of capital reserves, bonus issue, subdivision or reduction of shares or allotment of shares during the validity period, the exercise price shall be adjusted according to the Share Option Incentive Scheme). On 15 June 2016, the 2015 annual profit distrbution plan of Shanghai Petro was considered and passed at its 2015 Annual General Meeting, whereby cash dividend of RMB1.00 was paid for each 10 shares of Shanghai Petro. On 15 June 2017, the 2016 annual profit distribution plan of Shanghai Petro was considered and passed at its 2016 Annual General Meeting, whereby cash dividend of RMB 2.50 was paid for each 10 shares of Shanghai Petro, and the exercise price was adjusted to RMB 3.85 per share accordingly. On 13 June 2018, the 2017 annual profit distribution plan of Shanghai Petro was considered and passed at its 2017 Annual General Meeting, whereby cash dividend of RMB 3.00 was paid for each 10 shares of Shanghai Petro, and the exercise price was adjusted to RMB 3.55 per share accordingly.

(vii)	Validity Period and arrangement of exercise
The validity period for the share options shall be five years commencing from the grant date and is subject to the arrangement of exercise. The exercisable period for the share options shall be three years, commencing from the expiry of the two-year period after the grant date. The A shares share option scheme consists of three exercisable period (each year is one exercisable period, the same hereinafter). 40%, 30% and 30% of the total granted share options, meeting the exercisable requirements, could be exercised during the first, second and third exercisable period respectively.

Stage	Arrangement	Exercise Ratio Cap
Grant Date	determined by the board of directors upon fulfillment of the conditions for grant	—
	under the Share Option Incentive Scheme
1st Exercisable Period	commencing on the first trading day after the expiry of the 24-month period following the grant date and ending on the last trading day preceding the expiry of	40%
	the 36-month period following the grant date
2nd Exercisable Period	commencing on the first trading day after the expiry of the 36-month period following the grant date and ending on the last trading day preceding the expiry of the 48-month period following the grant date	30%
3rd Exercisable Period	commencing on the first trading day after the expiry of the 48-month period following the grant date and ending on the last trading day preceding the expiry of	30%
	the 60-month period following the grant date

Save as disclosed above, during the reporting period, Shanghai Petro granted no A shares share option in accordance with the A shares share option scheme, none of the share options was exercised by the persons granted share option and none of the share option lapsed or was cancelled.

20	RISK FACTORS
In the course of its production and operations, the Company will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties described below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China’s and global economic situation. The development of Chinese economy has entered New Normal. Although various countries have adopted different kinds of macroeconomic policies to eliminate negative effects caused by lower growth of global economy, the turnaround of economic recovery still remains uncertain. Trade protectionism could slow global trade growth, especially in emerging economies. The Company’s business could also be adversely affected by such factors as the impact on export due to trade protectionism from some countries, and impact on import which is likely caused by regional trade agreements, and impact on oversea oil and gas exploration and development, as well as on investment on refining and petrochemical and storage projects, due to the uncertainty of international oil price.

Risks with regard to the cyclical effects from the industry: The majority of the Company’s operating income comes from the sales of refined oil products and petrochemical products, and part of the those businesses and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with upstream, midstream and downstream operations, it can only alleviate the adverse influences of industry cycle to certain extent.

Risks from the macroeconomic policies and government regulation: Although the Chinese government is gradually liberalising the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing licenses in relation to exploration and development of crude oil and natural gas, issuing business licenses for trading crude oil and refined oil, setting caps for retail prices of gasoline, diesel and other refined oil products, the imposing of the special oil income levy, formulation of import and export quotas and procedures, formulation of safety, quality and environmental protection standards and formulation of energy conservation policies. In addition, the changes which have occurred or might occur in macroeconomic and industry policies such as the opening up of crude oil import licenses, and further improvement in pricing mechanism of refined oil products, reforming and improvement in pricing mechanism of natural gas, cost supervision of gas pipeline and access to third party, and reforming in resource tax and environmental tax, will cause effects on our business operations. Such changes might further intensify market competition and have certain effect on the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste liquids, exhaust gases and solid wastes. The Company has built up the supporting waste treatment systems to prevent and reduce the pollution to the environment. However, the relevant government authorities may issue and implement much stricter environmental protection laws and regulations, adopt much rigorous environment protection standards. Under such situations, the Company may increase expenses in relation to the environment protection accordingly.

Risks from the uncertainties of obtaining additional oil and gas resources: The sustainable development of the Company is partly dependent to a certain extent on our abilities in continuously discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquisition activities, and the Company has to invest a large amount of capital with no guarantee of certainty. If the Company fails to acquire additional resources through further exploration, development and acquisition to increase the reserves of crude oil and natural gas, the oil and natural gas reserves and production of the Company may decline overtime which may adversely affect the Company’s financial situation and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as needed by the Company is satisfied through external purchases. In recent years, especially influenced by the mismatch between supply and demand of crude oil, geopolitics, global economic growth and other factors, the prices of crude oil fluctuated sharply. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents in certain regions. Although the Company has taken flexible counter measures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and sudden disruption of supply of crude oil from certain regions.

Risks with regard to the operation and natural disasters: Most of the process of petroleum chemical production is exposed to the risks of high temperature, high pressure, inflammation, explosion and is vulnerable to natural disasters. More specifically, the process of petroleum chemical production comprise of the risk with respects to blowout out of control accident in high-sulfur containing gas field and offshore oil and gas field, explosion of petroleum chemical devices, leak of oil and gas pipeline passing through population concentrated area, damaging to oil deport, service station and pipelines due to the typhoon or geological disaster and etc. Such contingencies may cause serious impacts to the society, major financial losses to the Company and grievous injuries to people. The Company has always been paying great emphasis on the safety of production, and has implemented a strict HSSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company as well as the possible damage to a third party have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies completely.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy, and conducted rigorous feasibility study on each investment project, which consists of special verifications in raw material market, technical scheme, profitability, safety and environmental protection, legal compliance, etc., certain investment risks will still exist because of expected investment not being enough due to increased prices of equipment and raw materials, expected progress not being on schedule due to difficulty of application for Environmental Impact Assessment Permit and Safety Impact Assessment Permit, and expected return not being achieved due to price change of commodities, during the implementation of the projects.

Risks with regard to overseas business development and management: The Company engages in oil and gas exploration, refining and chemical, warehouse logistics and international trading businesses in some regions outside China. The Company’s overseas businesses and assets are subject to the jurisdiction of the host country’s laws and regulations. In light of the complicated factors such as imbalance of global economy, competitiveness of industry policies and trade structure, exclusiveness of regional trading blocs, polarisation of benefits distribution, and politicisation of investment and economic and trade issues, including instability of society and political situation in resource countries, trade friction, sanctions, barriers to entry, instability in the financial and taxation policies, public safety, contract defaults, tax dispute, severe environmental protection policies, etc., the Company’s risks with regard to overseas business development and management could be increased.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of Renminbi. As the Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices, fluctuations in the exchange rate of Renminbi against US dollars and certain other foreign currencies may affect the Company’s purchasing costs of crude oil. Meanwhile, according to domestic pricing mechanism of refined oil products, the prices of domestic refined oil products fluctuate with Renminbi exchange rate, and the prices of other domestic refined and chemical products would also be influenced by import price. On the whole, the exchange rate of Renminbi will have little impact on the oil refining and marketing business of the Company.

Cyber-security risks: Informatisation has penetrated to every field of the Company’s operation business. The Company devote significant resources to protect our digital infrastructure and data against cyber-attacks, if our systems for protecting against cyber-security risk prove to be ineffective, we could be adversely affected by, among other things, disruptions to our business operations, loss of proprietary information, including loss of significant data, intellectual property, financial information and employer and customer data, as well as damage to people, property, environment and reputation. As cyber-security attacks continue to evolve, we may be required to expend additional resources to enhance our protective measures against cyber-security breaches.

21	INFORMATION ON MAJOR SUBSIDIARIES
The subsidiary whose net profit or investment income accounts for more than 10% of the Company’s net profit:

Unit:RMB million

Percentage of
		share held by			Net profit/	Revenue of	Profit of
Company name	Registed capital	Sinopec Corp. (%)	Total asset	Net Assets	investment income	principal business	principal business	Principal business
Sinopec Marketing	28,403	70.42	411,307	209,171	14,265	650,246	43,901	Sales of refined
Co., Ltd.								oil products

22	ENVIRONMENTAL PROTECTION BY SINOPEC CORP. AND ITS SUBSIDIARIES
During the reporting period, the Company further improved environment protection management of projects construction, enhanced evaluation and examination of projects environment protection, as well as ensuring the environment protection facilities to be designed, built and put into operation with the main project simultaneously. All of the new projects of the Company obtained environmental evaluation approvals by governments. The Company, pursuant to new standards in respect of oil refining and petrochemicals, completed the treatment of effluents and exhaust gases, actively pushed forward the comprehensive treatment of volatile organic compounds, and ensured all of pollution prevention and control facilities operated effectively and stably. The Company revised the self-monitoring scheme in accordance with the national pollutants discharge license and guidance for self-monitoring technology of relevant industries, promoted relevant work in accordance with new requirements for monitoring effluents, exhaust gases and noise, and disclosed environmental monitoring information publicly in accordance with relevant requirements; revised the contingency schemes in respects of environmental emergencies and severe polluted weather and others in accordance with requirements of national environmental emergencies contingency schemes. Certain branches and subsidiaries of Sinopec Corp. are major pollutant discharging companies as stipulated by China’s environment protection authorities polluted. Pursuant to relevant regulations and specific requirements of local related authorities, environmental information of those companies has been disclosed publicly. For more details, please refer to the websites of local government.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1	INFORMATION ON APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
On 29 January 2018, Mr. Wang Zhigang resigned from the positions as the Director, a member of the Strategy Committee of the Board and Senior Vice President of Sinopec Corp. due to his age.

On 29 January 2018, Mr. Zhang Haichao resigned from the positions as the Director, a member of the Strategy Committee of the Board and Senior Vice President of Sinopec Corp. due to his age.

On 7 February 2018, Mr. Liu Zhongyun resigned from the position as the Supervisor of Sinopec Corp. due to change of working arrangement.

On 8 February 2018, Mr. Ling Yiqun was appointed as Senior Vice President of Sinopec Corp.

On 8 February 2018, Mr. Liu Zhongyun was appointed as Senior Vice President of Sinopec Corp.

On 8 February 2018, Mr. Zhao Rifeng was appointed as Vice President of Sinopec Corp.

On 15 May 2018, the members of the Seventh Session of the Board of Directors and the Board of Supervisors (non-employee representative supervisors) were elected at the 2017 general meeting of shareholders. The 1st meeting of the Seventh Session of Board elected Chairman of the Board and appointed members of senior management. The 1st meeting of the Seventh Session of the Board of Supervisors elected Chairman of the Board of Supervisors. The changes of the directors, supervisors and other senior management are as follows:

Board of Directors: Mr. Dai Houliang was elected as Executive Director and Chairman of the Board. Mr. Li Yunpeng, Mr. Jiao Fangzheng, Mr. Ma Yongsheng, Mr. Ling Yiqun, Mr. Liu Zhongyun and Mr. Li Yong were elected as Directors. Mr. Tang Min, Mr. Fan Gang, Mr. Cai Hongbin and Mr. Ng. Kar Ling Johnny were elected as Independent Non-executive Directors. Mr. Jiang Xiaoming and Mr. Andrew Y. Yan were no longer the Independent Non-executive Directors of the Board.

Board of Supervisors: Mr. Zhao Dong was elected as the Chairman of Board of Supervisors. Mr. Jiang Zhenying, Mr. Yang Changjiang, Mr. Zhang Baolong and Mr. Zou Huiping were elected as Supervisors. Mr. Zhou Hengyou, Mr. Yu Renming and Mr. Yu Xizhi were elected as Employee Representative Supervisors.

For details, please refer to the announcements published in China Securities Journal, Shanghai Securities News and Securities Times on 16 May 2018 and on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Sinopec Corp.

On 7 June 2018, Mr. Jiao Fangzheng resigned from the positions as the Director, a member of the Strategy Committee of the Board and Senior Vice President of Sinopec Corp. due to change of working arrangement.

2	NO CHANGES IN SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT DURING THE REPORTING PERIOD

REPORT OF THE PRC AUDITOR

PwC ZT Yue Zi (2018) No.0045

To the Shareholders of China Petroleum & Chemical Corporation,

We have reviewed the accompanying interim financial statements of China Petroleum & Chemical Corporation (hereinafter “Sinopec Corp.”), which comprise the consolidated and company balance sheets as at 30 June 2018, and the consolidated and company income statements, the consolidated and company statements of changes in shareholders’ equity and the consolidated and company cash flow statements for the six months period then ended, and the notes to the financial statements. Management of Sinopec Corp. is responsible for the preparation of these financial statements in accordance with the requirements of Accounting Standards for Business Enterprises (“ASBE”). Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with China Standard on Review No. 2101—Engagements to Review Financial Statements. This Standard requires that we plan and perform the review to obtain limited assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared in accordance with the requirements of ASBE, and cannot present fairly, in all material respects, the consolidated and the company’s financial position of Sinopec Corp. as at 30 June 2018, and their financial performance and cash flows for the six months period then ended in accordance with the requirements of ASBE.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA	Zhao Jianrong
Shanghai, the People’s Republic of China

24 August 2018	Signing CPA	Gao Peng

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES UNAUDITED CONSOLIDATED BALANCE SHEET
            As at 30 June 2018

	Note	At 30 June	At 31 December	At 1 January
		2018	2017	2017
		RMB million	RMB million	RMB million
Assets
Current assets
Cash at bank and on hand	5	205,153	165,004	142,497
Financial assets held for trading	6	7,269	51,196	—
Bills receivable and accounts receivable	7	79,828	84,701	63,486
Prepayments	8	5,537	4,901	3,749
Other receivables		24,430	16,467	25,596
Inventories	9	225,573	186,693	156,511
Other current assets		21,148	20,087	20,422
Total current assets		568,938	529,049	412,261
Non-current assets
Available-for-sale financial assets		—	1,676	11,408
Long-term equity investments	10	134,921	131,087	116,812
Other equity instrument investments	11	1,480	—	—
Fixed assets	12	620,044	650,920	690,594
Construction in progress	13	118,957	118,645	129,581
Intangible assets	14	97,396	97,126	85,023
Goodwill	15	8,642	8,634	6,353
Long-term deferred expenses	16	14,387	14,720	13,537
Deferred tax assets	17	19,000	15,131	7,214
Other non-current assets	18	33,539	28,516	25,826
Total non-current assets		1,048,366	1,066,455	1,086,348

Total assets		1,617,304	1,595,504	1,498,609
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	57,985	54,701	30,374
Bills payable and accounts payable	21	234,386	206,535	180,129
Advances from customers		—	120,734	95,928
Contract liabilities	22	123,567	—	—
Employee benefits payable	23	12,467	7,162	1,618
Taxes payable	24	39,831	71,940	52,886
Other payables	25	88,043	91,693	79,636
Short-term debentures payable		—	—	6,000
Non-current liabilities due within one year	26	20,786	26,681	38,972
Total current liabilities		577,065	579,446	485,543
Non-current liabilities
Long-term loans	27	79,274	67,754	62,461
Debentures payable	28	31,518	31,370	54,985
Provisions	29	41,423	39,958	39,298
Deferred tax liabilities	17	5,814	6,466	7,661
Other non-current liabilities	30	24,899	16,440	16,136
Total non-current liabilities		182,928	161,988	180,541
Total liabilities		759,993	741,434	666,084
Shareholders’ equity
Share capital	31	121,071	121,071	121,071
Capital reserve	32	119,577	119,557	119,525
Other comprehensive income	33	(4,422)	(4,413)	(932)
Specific reserve		1,752	888	765
Surplus reserves	34	199,682	199,682	196,640
Retained earnings		283,533	290,459	275,163
Total equity attributable to shareholders of the Company		721,193	727,244	712,232
Minority interests		136,118	126,826	120,293
Total shareholders’ equity		857,311	854,070	832,525

Total liabilities and shareholders’ equity		1,617,304	1,595,504	1,498,609
These financial statements have been approved by the board of directors on 24 August 2018.

Dai Houliang	Wang Dehua
Chairman, President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED BALANCE SHEET
As at 30 June 2018

	Note	At 30 June	At 31 December	At 1 January
		2018	2017	2017
		RMB million	RMB million	RMB million
Assets
Current assets
Cash at bank and on hand		96,071	92,545	98,250
Financial assets held for trading		2,008	48,179	—
Bills receivable and accounts receivable	7	33,312	37,766	38,803
Prepayments		1,950	4,429	3,454
Other receivables		55,112	63,820	45,643
Inventories		55,692	44,933	46,942
Other current assets		19,175	27,189	32,743
Total current assets		263,320	318,861	265,835
Non-current assets
Available-for-sale financial assets		—	395	297
Long-term equity investments	10	277,186	275,557	268,451
Other equity instrument investments		395	—	—
Fixed assets	12	309,012	329,814	373,020
Construction in progress	13	49,575	50,046	49,277
Intangible assets		8,418	8,340	7,913
Long-term deferred expenses		1,921	1,958	1,980
Deferred tax assets		9,298	6,834	—
Other non-current assets		9,155	10,690	10,952
Total non-current assets		664,960	683,634	711,890
Total assets		928,280	1,002,495	977,725
Liabilities and shareholders’ equity
Current liabilities
Short-term loans		12,431	17,330	9,256
Bills payable and accounts payable		95,031	86,604	78,548
Advances from customers		—	3,413	2,360
Contract liabilities		3,106	—	—
Employee benefits payable		8,622	4,854	312
Taxes payable		24,930	42,549	32,423
Other payables		101,494	143,274	113,841
Short-term debentures payable		—	—	6,000
Non-current liabilities due within one year		20,084	19,539	38,082
Total current liabilities		265,698	317,563	280,822
Non-current liabilities
Long-term loans		67,727	63,667	58,448
Debentures payable		20,000	20,000	36,000
Provisions		32,126	31,405	29,767
Deferred tax liabilities		—	—	505
Other non-current liabilities		2,908	2,591	2,607
Total non-current liabilities		122,761	117,663	127,327
Total liabilities		388,459	435,226	408,149
Shareholders’ equity
Share capital		121,071	121,071	121,071
Capital reserve		68,789	68,789	68,769
Other comprehensive income		196	196	263
Specific reserve		933	482	393
Surplus reserves		199,682	199,682	196,640
Retained earnings		149,150	177,049	182,440
Total shareholders’ equity		539,821	567,269	569,576
Total liabilities and shareholders’ equity		928,280	1,002,495	977,725

These financial statements have been approved by the board of directors on 24 August 2018.

Dai Houliang	Wang Dehua
Chairman, President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CONSOLIDATED INCOME STATEMENT
For the six-month period ended 30 June 2018

	Note	Six-month periods ended 30 June
		2018	2017
		RMB million	RMB million
Operating income	35	1,300,252	1,165,837
Less: Operating costs	35/38	1,050,719	942,602
Taxes and surcharges	36	118,721	116,297
Selling and distribution expenses	38	27,661	25,955
General and administrative expenses	38	33,908	33,231
Research and development expenses	38/39	4,080	2,672
Financial expenses	37	263	1,289
Exploration expenses, including dry holes	38/40	4,362	4,542
Impairment losses	41	137	4,076
Credit impairment losses		(38)	—
Add: Other income	42	1,849	1,321
Investment income	43	5,884	8,152
(Losses)/gains from changes in fair value		(450)	369
Asset disposal income/(expense)		218	(98)
Operating profit		67,940	44,917
Add: Non-operating income	44	630	741
Less: Non-operating expenses	45	703	626
Profit before taxation		67,867	45,032
Less: Income tax expense	46	14,586	8,915
Net profit		53,281	36,117
Classification by going concern:
Continuous operating net profit		53,281	36,117
Termination of net profit		—	—
Classification by ownership:
Equity shareholders of the Company		41,600	27,092
Minority interests		11,681	9,025
Basic earnings per share (RMB/Share)	56	0.344	0.224
Diluted earnings per share (RMB/Share)	56	0.344	0.224
Net profit		53,281	36,117
Other comprehensive income	33
Items that may not be reclassified subsequently to profit or loss
Changes in fair value of other equity instrument investments		(17)	—
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method		(113)	277
Changes in fair value of available-for-sale financial assets		—	(7)
Cash flow hedges		(508)	162
Foreign currency translation differences		896	(1,542)
Total other comprehensive income		258	(1,110)

Total comprehensive income		53,539	35,007
Attributable to:
Equity shareholders of the Company		41,603	26,450
Minority interests		11,936	8,557

These financial statements have been approved by the board of directors on 24 August 2018.

Dai Houliang	Wang Dehua
Chairman, President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED INCOME STATEMENT
For the six-month period ended 30 June 2018

	Note	Six-month periods ended 30 June
		2018	2017
		RMB million	RMB million
Operating income	35	494,612	411,410
Less: Operating costs	35	369,561	306,503
Taxes and surcharges		83,045	77,324
Selling and distribution expenses		1,405	1,280
General and administrative expenses		16,810	17,003
Research and development expenses		3,888	2,506
Financial expenses		1,389	1,395
Exploration expenses, including dry holes		4,173	4,143
Impairment losses		49	3,681
Credit impairment losses		(14)	—
Add: Other income		593	358
Investment income	43	9,861	8,873
Losses from changes in fair value		(171)	—
Asset disposal income/ (expenses)		252	(118)
Operating profit		24,841	6,688
Add: Non-operating income		145	303
Less: Non-operating expenses		289	340
Profit before taxation		24,697	6,651
Less: Income tax expense		4,082	478
Net profit		20,615	6,173
Classification by going concern:
Continuous operating net profit		20,615	6,173
Termination of net profit		—	—
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Other comprehensive loss that can be converted into profit or loss under the equity method		—	(11)
Cash flow hedges		—	22
Total other comprehensive income		—	11
Total comprehensive income		20,615	6,184

These financial statements have been approved by the board of directors on 24 August 2018.

Dai Houliang	Wang Dehua
Chairman, President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT
For the six-month period ended 30 June 2018

	Note		Six-month periods ended 30 June
			2018	2017
			RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services			1,464,593	1,310,796
Refund of taxes and levies			905	788
Other cash received relating to operating activities			33,582	33,601
Sub-total of cash inflows			1,499,080	1,345,185
Cash paid for goods and services			(1,145,090)	(1,021,990)
Cash paid to and for employees			(32,167)	(28,759)
Payments of taxes and levies			(204,541)	(190,325)
Other cash paid relating to operating activities			(45,662)	(43,264)
Sub-total of cash outflows			(1,427,460)	(1,284,338)

Net cash flow from operating activities	48(a	)	71,620	60,847
Cash flows from investing activities:
Cash received from disposal of investments			49,244	717
Cash received from returns on investments			3,609	3,395
Net cash received from disposal of fixed assets, intangible assets and other long-term assets			7,480	216
Other cash received relating to investing activities			42,408	20,595
Net cash received from disposal of subsidiaries and other business entities			—	1
Sub-total of cash inflows			102,741	24,924
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets			(35,084)	(28,742)
Cash paid for acquisition of investments			(6,840)	(3,253)
Other cash paid relating to investing activities			(38,371)	(32,914)
Net cash paid for the acquisition of subsidiaries and other business entities			(3,188)	(17)
Sub-total of cash outflows			(83,483)	(64,926)
Net cash flow from investing activities			19,258	(40,002)
Cash flows from financing activities:
Cash received from capital contributions			502	331
Including: Cash received from minority shareholders’ capital contributions to subsidiaries			502	331
Cash received from borrowings			317,798	269,008
Sub-total of cash inflows			318,300	269,339
Cash repayments of borrowings			(308,961)	(279,559)
Cash paid for dividends, profits distribution or interest			(58,634)	(5,818)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders			(7,250)	(2,608)
Other cash paid relating to financing activities			(13)	—
Sub-total of cash outflows			(367,608)	(285,377)
Net cash flow from financing activities			(49,308)	(16,038)
Effects of changes in foreign exchange rate			(34)	(148)
Net increase in cash and cash equivalents	48(b	)	41,536	4,659

These financial statements have been approved by the board of directors on 24 August 2018.

Dai Houliang	Wang Dehua
Chairman, President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CASH FLOW STATEMENT
For the six-month period ended 30 June 2018

	Note	Six-month periods ended 30 June
		2018	2017
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		575,001	488,179
Refund of taxes and levies		521	401
Other cash received relating to operating activities		2,267	11,055
Sub-total of cash inflows		577,789	499,635
Cash paid for goods and services		(388,198)	(305,731)
Cash paid to and for employees		(17,980)	(15,729)
Payments of taxes and levies		(133,955)	(121,123)
Other cash paid relating to operating activities		(7,019)	(25,772)
Sub-total of cash outflows		(547,152)	(468,355)
Net cash flow from operating activities		30,637	31,280
Cash flows from investing activities:
Cash received from disposal of investments		57,751	5,242
Cash received from returns on investments		23,497	10,444
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		469	409
Other cash received relating to investing activities		21,526	11,555
Net cash received from disposal of subsidiaries and other business entities		—	1
Sub-total of cash inflows		103,243	27,651
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(17,135)	(17,267)
Cash paid for acquisition of investments		(2,864)	(5,519)
Other cash paid relating to investing activities		(5,010)	(13,010)
Sub-total of cash outflows		(25,009)	(35,796)
Net cash flow from investing activities		78,234	(8,145)
Cash flows from financing activities:
Cash received from borrowings		56,132	76,625
Sub-total of cash inflows		56,132	76,625
Cash repayments of borrowings		(95,449)	(93,317)
Cash paid for dividends or interest		(51,028)	(2,690)
Sub-total of cash outflows		(146,477)	(96,007)
Net cash flow from financing activities		(90,345)	(19,382)
Net increase in cash and cash equivalents		18,526	3,753

These financial statements have been approved by the board of directors on 24 August 2018.

Dai Houliang	Wang Dehua
Chairman, President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six-month period ended 30 June 2018

							Total
	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2017	121,071	119,525	(932)	765	196,640	275,163	712,232	120,293	832,525
Change for the period
1. Net profit	—	—	—	—	—	27,092	27,092	9,025	36,117
2. Other comprehensive income (Note 33)	—	—	(642)	—	—	—	(642)	(468)	(1,110)
Total comprehensive income	—	—	(642)	—	—	27,092	26,450	8,557	35,007
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 47)	—	—	—	—	—	(20,582)	(20,582)	—	(20,582)
4. Transaction with minority interests	—	—	—	—	—	—	—	341	341
5. Distributions to minority interests	—	—	—	—	—	—	—	(2,341)	(2,341)
Total transactions with owners, recorded directly in shareholders’ equity	—	—	—	—	—	(20,582)	(20,582)	(2,000)	(22,582)
6. Net increase in specific reserve for the period	—	—	—	774	—	—	774	96	870
7. Others	—	4	—	—	—	—	4	2	6
Balance at 30 June 2017	121,071	119,529	(1,574)	1,539	196,640	281,673	718,878	126,948	845,826
Balance at 31 December 2017	121,071	119,557	(4,413)	888	199,682	290,459	727,244	126,826	854,070
Change in accounting policy (Note 3(26))	—	—	(12)	—	—	12	—	—	—
Balance at 1 January 2018	121,071	119,557	(4,425)	888	199,682	290,471	727,244	126,826	854,070
Change for the period
1. Net profit	—	—	—	—	—	41,600	41,600	11,681	53,281
2. Other comprehensive income (Note 33)	—	—	3	—	—	—	3	255	258
Total comprehensive income	—	—	3	—	—	41,600	41,603	11,936	53,539
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 47)	—	—	—	—	—	(48,428)	(48,428)	—	(48,428)
4. Transaction with minority interests	—	—	—	—	—	—	—	448	448
5. Contributions to subsidiaries from non-controlling interests	—	32	—	—	—	—	32	(119)	(87)
6. Distributions to minority interests	—	—	—	—	—	—	—	(3,092)	(3,092)
Total transactions with owners, recorded directly in shareholders’ equity	—	32	—	—	—	(48,428)	(48,396)	(2,763)	(51,159)
7. Net increase in specific reserve for the period	—	—	—	864	—	—	864	118	982
8. Others	—	(12)	—	—	—	(110)	(122)	1	(121)
Balance at 30 June 2018	121,071	119,577	(4,422)	1,752	199,682	283,533	721,193	136,118	857,311

These financial statements have been approved by the board of directors on 24 August 2018.

Dai Houliang	Wang Dehua
Chairman, President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED STATEMENT OF CHANGES IN EQUITY
For the six-month period ended 30 June 2018

			Other				Total
	Share capital	Capital reserve	comprehensive income	Specific reserve	Surplus reserves	Retained earnings	shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2017	121,071	68,769	263	393	196,640	182,440	569,576
Change for the period
1. Net profit	—	—	—	—	—	6,173	6,173
2. Other comprehensive income	—	—	11	—	—	—	11
Total comprehensive income	—	—	11	—	—	6,173	6,184
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 47)	—	—	—	—	—	(20,582)	(20,582)
Total transactions with owners, recorded directly in shareholders’ equity	—	—	—	—	—	(20,582)	(20,582)
4. Net increase in specific reserve for the period	—	—	—	439	—	—	439
Balance at 30 June 2017	121,071	68,769	274	832	196,640	168,031	555,617
Balance at 31 December 2017	121,071	68,789	196	482	199,682	177,049	567,269
Change in accounting policy (Note3(26))	—	—	—	—	—	—	—
Balance at 1 January 2018	121,071	68,789	196	482	199,682	177,049	567,269
Change for the period
1. Net profit	—	—	—	—	—	20,615	20,615
2. Other comprehensive income	—	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	—	20,615	20,615
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 47)	—	—	—	—	—	(48,428)	(48,428)
Total transactions with owners, recorded directly in shareholders’ equity	—	—	—	—	—	(48,428)	(48,428)
4. Net increase in specific reserve for the period	—	—	—	451	—	—	451
5. Others	—	—	—	—	—	(86)	(86)
Balance at 30 June 2018	121,071	68,789	196	933	199,682	149,150	539,821

These financial statements have been approved by the board of directors on 24 August 2018.

Dai Houliang	Wang Dehua
Chairman, President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
For the six-month period ended 30 June 2018

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company. The company is registered in Beijing, the People’s Republic of China, and the headquarter is located in Beijing, the People’s Republic of China. The approval date of the financial report is 24 August 2018.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1)	the exploration, development and production of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum product; and

(3)	the production and sale of chemical.

Details of the Company’s principal subsidiaries are set out in Note 51, and there are no significant changes related to the consolidation scope during current period.

2	BASIS OF PREPARATION

(1)	Statement of compliance of China Accounting Standards for Business Enterprises (“ASBE”)
The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards, specific standards and relevant regulations (hereafter referred as ASBE collectively) issued by the MOF on or after 15 February 2006. These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” issued by the China Securities Regulatory Commission (“CSRC”). These financial statements present truly and completely the consolidated and company financial position as at 30 June 2018, and the consolidated and company financial performance and the consolidated and company cash flows for the six-month period ended 30 June 2018.

These financial statements are prepared on a basis of going concern.

(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

—	Financial assets and financial liabilities held for trading (see Note 3(10))

—	Other equity instrument investments (see Note 3(10))

—	Derivative financial instruments (see Note 3(10))

(4)	Functional currency and presentation currency
The functional currency of the Company’s and most of its subsidiaries are Renminbi. The Group’s consolidated financial statements are presented in Renminbi. The Company and its subsidiaries determine their functional currency according to the main economic environment in where they operate. Some of subsidiaries use other currency as the functional currency. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

The Group determines specific accounting policies and accounting estimates based on the characteristics of production and operational activities, mainly reflected in the accounting for allowance for accounts receivable (Note 3(10)), valuation of inventories (Note 3(4)), depreciation of fixed assets and depletion of oil and gas properties (Note 3(6), (7)), measurement of provisions (Note 3(15)), etc.

Principal accounting estimates and judgements of the Group are set out in Note 50.

(1)	Accounting treatment of business combination involving entities under common control and not under common control

(a)	Business combination involving entities under common control
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

(b)	Business combination involving entities not under common control
A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(9)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the year. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

(c)	Method for preparation of consolidated financial statements
The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control means an entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets at the acquisition date is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the year. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c)	Method for preparation of consolidated financial statements (Continued)
Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the Group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost. Other comprehensive income related to the equity investment of the orginal subsidiary shall be converted into the current investment income in the event of loss of control.

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The unrealised profit or loss arising from the sale of assets by the Company to its subsidiaries is eliminated in full against the net profit attributed to shareholders; the unrealised profit or loss from the sale of assets by subsidiaries to the Company is eliminated according to the distribution ratio between shareholders of the parent company and minority interests. For sale of assets that occurred between subsidiaries, the unrealised gains and losses is eliminated according to the distribution ratio for its subsidiaries seller between net profit attributable to shareholders of the parent company and minority interests.

(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as other comprehensive income, if it is classified as other equity instrument investments; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated into Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained earnings”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented as other comprehensive income in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

(3)	Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(4)	Inventories

Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

(5)	Long-term equity investments

(a)	Investment in subsidiaries
In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(11)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)	Long-term equity investments (Continued)

(b)	Investment in joint ventures and associates
A joint venture is an incorporated entity over which the Group, based on legal form, contractual terms and other facts and circumstances, has joint control with the other parties to the joint venture and rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the Group and the parties sharing control.

An associate is the investee that the Group has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally considers the following circumstances in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee’s policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

An investment in a joint ventures or an associate is accounted for using the equity method, unless the investment is classified as held for sale.

The initial cost of investment in joint ventures and associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash. Under the circumstances that the long-term investment is obtained through non-monetary asset exchange, the initial cost of the investment is stated at the fair value of the assets exchanged if the transaction has commercial substance, the difference between the fair value of the assets exchanged and its carrying amount is charged to profit or loss; or stated at the carrying amount of the assets exchanged if the transaction lacks commercial substance.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses and other comprehensive income as investment income or losses and other comprehensive income, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the associates or joint ventures. Unrealised losses resulting from transactions between the Group and its associates or joint ventures are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the joint venture is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. However, if the Group has incurred obligations for additional losses and the conditions on recognition of provision are satisfied in accordance with the accounting standard on contingencies, the Group continues recognising the investment losses and the provision. Where net profits are subsequently made by the associate or joint venture, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses and other comprehensive income, and recognises the corresponding adjustment in capital reserve.

(c)	The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and joint ventures are stated in Note 3(11).

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(11)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(11)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(18)), and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal or contractual obligations, costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated	Estimated rate
	useful life	of residual value
Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(7)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

The acquisition cost of mineral interest is capitalised as oil and gas properties. Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(8)	Intangible assets
Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(11)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

Useful lives and amortisation methods are reviewed at least each year end.

(9)	Goodwill
The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(11)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(10)	Financial instruments
Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Group recognises a financial asset or a financial liability when the Group enters into and becomes a party to the underlining contract of the financial instrument.

(a)	Financial assets

(i)	Classification and measurement
The Group classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognised amount. Accounts receivable or bills receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Group.

Debt instruments

Debt instruments held by the Group mainly include cash at bank and on hand, and receivables, etc. These financial assets are measured at amortised cost.

The business model for managing such financial assets by the Group are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method.

Equity instruments

Equity instruments that the Group has no power to control, jointly control or exercise significant influence over, are measured at fair value through profit or loss and presented as financial assets held for trading.

In addition, the Group designates some equity instruments that are not held for trading as financial assets at fair value through other comprehensive income, and presented in other equity instrument investments. The relevant dividends of these financial assets are recognised in profit or loss. When derecognised, the cumulative gain or loss previously recognised in other comprehensive income transfer to retained earnings.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(10)	Financial instruments (Continued)

(a)	Financial assets (Continued)

(ii)	Impairment
The Group recognises a loss allowance for expected credit losses on a financial asset that is measured at amortised cost.

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

For financial instruments that have low credit risk at the balance sheet date, except for receivables related to revenue, the Group assumes that there is no significant increase in credit risk since the initial recognition and measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk or credit impairment has occurred since the initial recognition of a financial instrument, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses.

For receivables related to revenue, the Group measures loss allowance at an amount equal to lifetime expected credit losses.

The Group recognises loss allowance accrued or written back in profit or loss.

(iii)	Derecognition
The Group derecognises a financial asset when a) the contractual right to receive cash flows from the financial asset expires; b) the Group transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial assets have been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Group has not retained control.

On derecognition of other equity instrument investments, the difference between the carrying amounts and the sum of the consideration received and any cumulative gain or loss previously recognised in other comprehensive income, is recognised in retained earnings. While on derecognition of other financial assets, this difference is recognised in profit or loss.

(b)	Financial liabilities
The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss.

The Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including bills payable and accounts payable, other payables, loans and debentures payable, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Group derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c)	Determination of fair value
If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Group adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(10)	Financial instruments (Continued)

(d)	Derivative financial instruments and hedge accounting
Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.

Hedged items are the items that expose the Group to risks of changes in future cash flows and that are designated as being hedged and that must be reliably measurable. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in cash flows are expected to offset changes in the fair value or cash flows of the hedged item.

The hedging relationship meets all of the following hedge effectiveness requirements:

(1)	There is an economic relationship between the hedged item and the hedging instrument, which share a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(2)	The effect of credit risk does not dominate the value changes that result from that economic relationship.

(3)
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation shall not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

—	Cash flow hedges

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction, and could affect profit or loss. As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the hedging relationship shall be accounted for as follows:

—	The cumulative gain or loss on the hedging instrument from inception of the hedge;

—	The cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a nonfinancial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity shall remove that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability.

For cash flow hedges, other than those covered by the preceding two policy statements, that amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassify the amount that is not expected to be recovered into profit or loss.

When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie the entity no longer pursues that risk management objective), or when a hedging instrument expires or is sold, terminated, exercised, or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Impairment of other non-financial long-term assets
Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and joint ventures may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

(12)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

(13)	Employee benefits
Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a)	Short term compensation
Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work-related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the short term compensation actually incurred as a liability and charge to the cost of an asset or to profit or loss in the same period, and non-monetary benefits are valued with the fair value.

(b)	Post-employment benefits
The Group classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Group only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post-employment benefits other than DC plan. In this reporting period, the post-employment benefits of the Group primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees of the Group participate in the social insurance system established and managed by local labor and social security department. The Group makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the accrued amount according to the above social security provisions as a liability and charge to the cost of an asset or to profit or loss in the same period.

(c)	Termination benefits
When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(14)	Income tax
Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases. Unused tax losses and unused tax credits able to be utilised in subsequent years are treated as temporary differences. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

–	the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

–	they relate to income taxes levied by the same tax authority on either:

–	the same taxable entity; or

–
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(15)	Provisions
Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

(16)	Revenue recognition
Revenue is recogniesd according to the expected consideration amount, when a customer obtains control over the relevant goods or services.

(a)	Revenues from sale of goods
Goods produced by the Group are sold directly to customers or shipped to the location specified in contracts. Revenue from sales of goods is recognised upon the confirmation by both parties.

(b)	Revenues from the rendering of services
Revenue from the rendering of services is recognised within a period of time by reference to the stage of the completion of the transaction based on the proportion of the incurred costs to the estimated total costs. At the balance sheet date, the Group re-estimates the stage of completion to enable it to reflect changes in performance.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(17)	Government grants
Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(18)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets in the capitalisable period.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(19)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

(20)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred. Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reliably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(21)	Research and development costs
Research costs and development costs that cannot meet the capitalisation criteria are recognised in profit or loss when incurred.

(22)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

(23)	Dividends
Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements. Dividends are recognised as a liability in the period in which they are declared.

(24)	Related parties
If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control or exercise significant influence over another party, they are considered to be related parties, except for the two parties significantly influenced by a party. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

(a)	the holding company of the Company;

(b)	the subsidiaries of the Company;

(c)	the parties that are subject to common control with the Company;

(d)	investors that have joint control or exercise significant influence over the Group;

(e)	enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

(f)	joint ventures of the Group, including subsidiaries of the joint ventures;

(g)	associates of the Group, including subsidiaries of the associates;

(h)	principle individual investors of the Group and close family members of such individuals;

(i)	key management personnel of the Group, and close family members of such individuals;

(j)	key management personnel of the Company’s holding company;

(k)	close family members of key management personnel of the Company’s holding company; and

(l)	an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(25)	Segment reporting
Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

‧	engage in business activities from which it may earn revenues and incur expenses;

‧	whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

‧	for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

(26)	Changes in significant accounting policies

‧
MOF issued Cai Kuai [2018] No. 15 “Announcement of the revision of general enterprise financial statements format for 2018”. The Group has adopted the above guidelines to prepare the financial statements for the six-month period ended 30 June 2018. The comparative financial statements of 2017 have been adjusted. The impact to the Group’s financial statements is as follows:

Contents and reasons of the changes	Item	31 December 2017 RMB million	1 January 2017 RMB million
The Group combined presents bills receivable	Bills receivable and accounts receivable	84,701	63,486
and accounts receivable into bills and	Accounts receivable	(68,494)	(50,289)
accounts receivable	Bills receivable	(16,207)	(13,197)
The Group combined presents fixed assets	Fixed assets	146	—
and fixed assets pending for disposal	Other non-current assets	(146)	—
into fixed assets
The Group combined presents bills payable	Bills payable and accounts payable	206,535	180,129
and accounts payable into bills and	Accounts payable	(200,073)	(174,301)
accounts payable	Bills payable	(6,462)	(5,828)
The Group combined presents interests	Other payables	6,843	2,006
payable, dividends payable and other	Dividends payable	(6,843)	(2,006)
payables into other payables

Contents and reasons of the changes	Item	Six-month period ended 30 June 2017
The research and development expenses originally included in the general and administrative expenses were separately presented	Research and development expenses General and administrative expenses	2,672 (2,672)
as the research and development expenses in income statements

‧
MOF issued revised “No.14 Accounting Standard for Business Enterprises – Revenue” (“New Revenue Standard”) in 2017 and the New Revenue Standard was effective on 1 January 2018. The Group has adopted the above standard to prepare the financial statements of the six-month period ended 30 June 2018, while the comparative financial statements of 2017 have not been restated.

The New Revenue Standard has no significant impact on the shareholder’s equity in the consolidated balance sheet. Other financial statement items that affected the Group’s initial plementation of the standard is as follows:

		At 1 January 2018
Contents and reasons of the changes	Item	RMB million
Advances from customers were reclassified as contract liabilities by	Contract liabilities	120,734
implementation of the New Revenue Standard	Advances from customers	(120,734)

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(26)	Changes in significant accounting policies (Continued)

MOF issued revised “No.22 Accounting Standards for Business Enterprises – Financial instruments: recognition and measurement”, revised “No.23 Accounting Standards for Business Enterprises – Transfer of financial assets”, revised “No.24 Accounting Standards for Business Enterprises – Hedging” and revised “No.37 Accounting Standards for Business Enterprises – Presentation of financial instruments” (collectively referred to as “New Financial Instruments Standards”). The New Financial Instruments Standards were effective on 1 January 2018. The Group has adopted the above guidelines to prepare financial statements of the six-month period ended 30 June 2018, while the comparative figures for 2017 have not been restated.

The New Financial Instruments Standards have no significant impact on the shareholder’s equity. The impact to the Group’s financial statements is presented as below:

(a)	At 1 January 2018, the comparatives of classification and measurement between the New Financial Instruments Standards and the Financial Instruments Standards before revision are as below:

Financial Instruments Standards before revision			New Financial Instruments Standards
Item	Measurement	RMB million	Item	Measurement	RMB million
Financial assets at fair value through profit or loss	Measured at fair value through profit or loss	51,196	Financial assets held for trading	Measured at fair value through profit or loss	51,196
Available-for-sale financial assets	Measured at fair value through other comprehensive income (equity instruments)	178	Other equity instrument investments	Measured at fair value through other comprehensive income	1,676
	Measured at cost (equity instruments)	1,498

(b)
At 1 January 2018, the impairment of financial assets measured at amortised cost was recalculated in accordance with the requirements of the New Financial Instruments Standards. There is no significant difference between the allowance under the New Financial Instruments Standards and the Financial Instruments Standards before revision.

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, city construction tax, education surcharge and local education surcharge.

Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Effective from
13 January 2015
Products	(RMB/Ton)
Gasoline	2,109.76
Diesel	1,411.20
Naphtha	2,105.20
Solvent oil	1,948.64
Lubricant oil	1,711.52
Fuel oil	1,218.00
Jet fuel oil	1,495.20

5	CASH AT BANK AND ON HAND

The Group

	At 30 June 2018			At 31 December 2017
	Original			Original
	currency	Exchange	RMB	currency	Exchange	RMB
	million	rates	million	million	rates	million
Cash on hand
Renminbi			10			14
Cash at bank
Renminbi			123,861			92,711
US Dollars	4,762	6.6166	31,488	3,760	6.5342	24,561
EUR	572	7.6515	4,412	1	7.8023	10
Hong Kong Dollars	134	0.8431	113	98	0.8359	82
Others			132			112
			160,016			117,490
Deposits at related parities
Renminbi			27,723			32,117
US Dollars	2,621	6.6166	17,312	2,336	6.5342	15,256
EUR	6	7.6515	47	16	7.8023	126
Others			55			15
			45,137			47,514
Total			205,153			165,004

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 30 June 2018, time deposits with financial institutions of the Group amounted to RMB 50,399 million (2017: RMB 51,786 million).

6	FINANCIAL ASSETS HELD FOR TRADING

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Structured deposits	7,108	51,196
Equity instrument investments held for trading	153	—
Other Investments	8	—
Total	7,269	51,196

The financial assets are the structured deposits with financial institutions and cannot be readily convertible to known amounts of cash, which are presented as current assets since they are expected to be expired within 12 months from the end of the reporting period.

The changes in the financial assets at fair value through profit or loss for the six-month periods ended 30 June 2018 amounted to RMB 98 million (2017: nil), which has been recorded in gain from changes in fair value.

7	BILLS RECEIVABLE AND ACCOUNTS RECEIVABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million
Bills receivable (a)	8,916	16,207	332	157
Accounts receivable (b)	70,912	68,494	32,980	37,609
Total	79,828	84,701	33,312	37,766

(a)	Bills receivable

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 30 June 2018, the Group’s derecognised but outstanding bills due to endorsement or discount amounted to RMB 20,501 million (2017: RMB 12,190 million).

At 30 June 2018, the Group considers that its bills of acceptance issued by banks do not pose a significant credit risk and will not cause any significant loss due to the default of drawers.

7	BILLS RECEIVABLE AND ACCOUNTS RECEIVABLE (Continued)

(b)	Accounts receivable

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million
Accounts receivable	71,504	69,106	33,121	37,756
Less: Allowance for doubtful accounts	592	612	141	147
Total	70,912	68,494	32,980	37,609
Ageing analysis on accounts receivables is as follows:

	The Group
	At 30 June 2018				At 31 December 2017
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	million	%	million	%	million	%	million	%
Within one year	70,291	98.3	—	—	67,777	98.1	—	—
Between one and two years	687	1.0	138	20.1	715	1.0	142	19.9
Between two and three years	81	0.1	40	49.4	87	0.1	44	50.6
Over three years	445	0.6	414	93.0	527	0.8	426	80.8
Total	71,504	100.0	592		69,106	100.0	612

	The Company
	At 30 June 2018				At 31 December 2017
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	million	%	million	%	million	%	million	%
Within one year	32,690	98.7	—	—	37,331	98.8	—	—
Between one and two years	163	0.5	16	9.8	134	0.4	17	12.7
Between two and three years	101	0.3	24	23.8	154	0.4	29	18.8
Over three years	167	0.5	101	60.5	137	0.4	101	73.7
Total	33,121	100.0	141		37,756	100.0	147

At 30 June 2018 and 31 December 2017, the total amounts of the top five accounts receivable of the Group are set out below:

	At 30 June	At 31 December
	2018	2017
Total amount (RMB million)	12,652	17,920
Percentage to the total balance of accounts receivable	17.7%	25.9%
Allowance for doubtful accounts	—	—

During the six-month periods ended 30 June 2018 and 2017, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2018 and 2017, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

8	PREPAYMENTS

The Group

	The Group
	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Prepayments	5,571	4,926
Less: Allowance for doubtful accounts	34	25
Total	5,537	4,901

Ageing analysis of prepayments is as follows:

	At 30 June 2018				At 31 December 2017
				Percentage of				Percentage of
		Percentage		allowance to		Percentage		allowance to
		to total		prepayments		to total		prepayments
	Amount	prepayments	Allowance	balance	Amount	prepayments	Allowance	balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	5,320	95.4	—	—	4,605	93.5	—	—
Between one and two years	72	1.3	8	11.1	173	3.5	14	8.1
Between two and three years	109	2.0	16	14.7	85	1.7	4	4.7
Over three years	70	1.3	10	14.3	63	1.3	7	11.1
Total	5,571	100.0	34		4,926	100.0	25

At 30 June 2018 and 31 December 2017, the total amounts of the top five prepayments of the Group are set out below:

	At 30 June	At 31 December
	2018	2017
Total amount (RMB million)	1,632	1,472
Percentage to the total balance of prepayments	29.3%	29.9%

9	INVENTORIES

The Group

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Raw materials	108,703	85,975
Work in progress	14,764	14,774
Finished goods	100,291	84,448
Spare parts and consumables	2,960	2,651
	226,718	187,848
Less: Provision for diminution in value of inventories	1,145	1,155
Total	225,573	186,693

The provision for diminution in value of inventories of the Group was primarily due to the costs were higher than their net realisable value.

10	LONG-TERM EQUITY INVESTMENTS

The Group

			Provision for
	Investments in	Investments	impairment
	joint ventures	in associates	losses	Total
	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2018	52,272	80,429	(1,614)	131,087
Additions for the period	817	302	—	1,119
Share of profits less losses under the equity method	4,018	2,600	—	6,618
Change of other comprehensive loss under the equity method	(100)	(13)	—	(113)
Other equity movements under the equity method	6	—	—	6
Dividends declared	(2,889)	(1,203)	—	(4,092)
Disposals for the period	(4)	(80)	—	(84)
Foreign currency translation differences	199	196	(19)	376
Movement of provision for impairment	—	—	4	4
Balance at 30 June 2018	54,319	82,231	(1,629)	134,921

The Company

	Investments	Investments	Investments in	Provision for
	in subsidiaries	in joint ventures	associates	impairment losses	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2018	253,011	14,822	15,579	(7,855)	275,557
Additions for the period	1,012	466	1	—	1,479
Share of profits less losses under the equity method	—	1,485	578	—	2,063
Dividends declared	—	(1,323)	(490)	—	(1,813)
Disposals for the period	(100)	—	—	—	(100)
Balance at 30 June 2018	253,923	15,450	15,668	(7,855)	277,186

For the six-month period ended 30 June 2018, the Group and the Company had no individually significant long-term investment impairment.

Details of the Company’s principal subsidiaries are set out in Note 51.

Principal joint ventures and associates of the Group are as follows:

(a)	Principal joint ventures and associates

						Percentage
Name of investees	Principal place of business	Register location	Legal representative	Principal activities	Registered Capital RMB million	of equity/voting right directly or indirectly held by the Company
1.Joint ventures
Fujian Refining & Petrochemical	PRC	PRC	Gu Yuefeng	Manufacturing refining oil products	14,758	50.00%
Company Limited (“FREP”)
BASF-YPC Company Limited (“BASF-YPC”)	PRC	PRC	Wang Jingyi	Manufacturing and distribution of	12,547	40.00%
				petrochemical products
Taihu Limited (“Taihu”)	Russia	Cyprus	NA	Crude oil and natural gas extraction	25,000 USD	49.00%
Yanbu Aramco Sinopec Refining	Saudi Arabia	Saudi Arabia	NA	Petroleum refining and processing	1,560 million	37.50%
Company Ltd. (“YASREF”)					USD
Sinopec SABIC Tianjin Petrochemical	PRC	PRC	UWAIDH	Manufacturing and distribution of	9,796	50.00%
Company Limited (“Sinopec SABIC Tianjin”)			AL‧HARETHI	petrochemical products
2.Associates
Sinopec Sichuan to East China Gas	PRC	PRC	Quan Kai	Operation of natural gas pipelines	200	50.00%
Pipeline Co., Ltd. (“Pipeline Ltd”)				and auxiliary facilities
Sinopec Finance Company Limited	PRC	PRC	Zhao Dong	Provision of non-banking financial	18,000	49.00%
(“Sinopec Finance”)				services
PAO SIBUR Holding (“SIBUR”)	Russia	Russia	NA	Proccessing natural gas and	21,784 million	10.00%
				manufacturing petrochemical	RUB
				products
Zhongtian Synergetic Energy Company Limited	PRC	PRC	Peng Yi	Mining coal and manufacturing of	17,516	38.75%
(“Zhongtian Synergetic Energy”)				coal-chemical products
Caspian Investments Resources Ltd. (“CIR”)	The Republic of	British Virgin Islands	NA	Crude oil and natural gas extraction	10,000 USD	50.00%
	Kazakhstan

Except that SIBUR is a public joint stock company, other joint ventures and associates above are limited companies.

10	LONG-TERM EQUITY INVESTMENTS (Continued)

(b)	Major financial information of principal joint ventures
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	7,641	5,772	1,835	1,800	2,011	2,352	3,778	4,916	5,657	6,524
Other current assets	12,172	11,013	5,706	5,335	2,422	2,462	11,390	10,816	3,579	2,709
Total current assets	19,813	16,785	7,541	7,135	4,433	4,814	15,168	15,732	9,236	9,233
Non-current assets	19,014	19,740	11,517	12,075	8,476	7,978	50,917	51,553	13,547	13,248
Current liabilities	(8,533)	(6,184)	(2,348)	(2,215)	(1,886)	(1,934)	(19,059)	(17,271)	(4,599)	(5,782)
Non-current liabilities	(13,285)	(13,890)	(456)	(974)	(1,570)	(2,758)	(34,015)	(36,509)	(3,341)	(4,142)
Net assets	17,009	16,451	16,254	16,021	9,453	8,100	13,011	13,505	14,843	12,557
Net assets attributable to owners of the company	17,009	16,451	16,254	16,021	9,124	7,818	13,011	13,505	14,843	12,557
Net assets attributable to minority interests	—	—	—	—	329	282	—	—	—	—
Share of net assets from joint ventures	8,505	8,226	6,502	6,409	4,471	3,831	4,879	5,064	7,422	6,279
Carrying Amounts	8,505	8,226	6,502	6,409	4,471	3,831	4,879	5,064	7,422	6,279

Summarised income statement

Six-month periods ended 30 June	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	28,846	24,412	10,143	10,440	7,508	5,933	36,772	28,509	11,587	10,990
Interest income	77	100	22	14	38	65	46	9	73	39
Interest expense	(327)	(450)	(24)	(41)	(32)	(66)	(654)	(703)	(94)	(111)
Profit/(loss) before taxation	3,889	3,825	1,654	2,218	1,511	787	(84)	149	2,200	2,698
Tax expense	(929)	(934)	(396)	(563)	(306)	(211)	(183)	29	(564)	(676)
Profit/(loss) for the period	2,960	2,891	1,258	1,655	1,205	576	(267)	178	1,636	2,022
Other comprehensive income/(loss)	—	—	—	—	148	(211)	(227)	(286)	—	—
Total comprehensive income/(loss)	2,960	2,891	1,258	1,655	1,353	365	(494)	(108)	1,636	2,022
Dividends from joint ventures	1,200	—	409	329	—	—	—	—	—	—
Share of net profit/(loss) from joint ventures	1,480	1,445	503	662	570	272	(100)	67	818	1,011
Share of other comprehensive income/(loss) from joint pventures	—	—	—	—	70	(100)	(85)	(107)	—	—

The share of profit and other comprehensive loss for the six-month period ended 30 June 2018 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 747 million (2017: RMB 1,576 million) and RMB 85 million (2017: other comprehensive income RMB 495 million) respectively. As at 30 June 2018, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 21,615 million (31 December 2017: RMB 21,552 million).

10	LONG-TERM EQUITY INVESTMENTS (Continued)

(c)	Major financial information of principal associates
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Pipeline Ltd		Sinopec Finance		SIBUR(i)		Zhongtian Synergetic Energy		CIR
	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	12,818	11,317	184,234	161,187	19,921	20,719	7,513	8,232	5,356	5,612
Non-current assets	39,854	40,972	14,192	17,782	156,818	158,938	50,255	51,553	2,064	1,673
Current liabilities	(555)	(933)	(173,499)	(154,212)	(17,524)	(20,554)	(6,109)	(10,668)	(871)	(908)
Non-current liabilities	(3,052)	(3,176)	(355)	(6)	(63,754)	(61,771)	(33,424)	(31,494)	(172)	(170)
Net assets	49,065	48,180	24,572	24,751	95,461	97,332	18,235	17,623	6,377	6,207
Net assets attributable to owners of the Company	49,065	48,180	24,572	24,751	94,893	96,761	18,235	17,623	6,377	6,207
Net assets attributable to minority interests	—	—	—	—	568	571	—	—	—	—
Share of net assets from associates	24,533	24,090	12,040	12,128	9,489	9,676	7,066	6,829	3,189	3,104
Carrying Amounts	24,533	24,090	12,040	12,128	9,489	9,676	7,066	6,829	3,189	3,104

Summarised income statement

Six-month periods ended 30 June	Pipeline Ltd		Sinopec Finance		SIBUR(i)		Zhongtian Synergetic Energy		CIR
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	2,402	3,037	2,007	1,641	27,642	24,980	5,645	—	1,287	1,289
Profit/(loss) for the period	849	1,284	821	720	2,853	5,580	482	—	88	(197)
Other comprehensive (loss)/income	—	—	—	(22)	(3,144)	267	—	—	82	(162)
Total comprehensive income/(loss)	849	1,284	821	698	(291)	5,847	482	—	170	(359)
Dividends declared by associates	—	—	490	—	158	110	—	—	—	—
Share of profit/(loss) from associates	425	642	402	353	285	558	187	—	44	(99)
Share of other comprehensive (loss)/ income from associates	—	—	—	(11)	(314)	27	—	—	41	(81)

The share of profit and other comprehensive income for the six-month period ended 30 June 2018 in all individually immaterial associates accounted for using equity method in aggregate was RMB 1,257 million (2017: RMB 1,164 million) and RMB 260 million (2017: RMB 54 million) respectively. As at 30 June 2018, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB 25,210 million (31 December 2017: RMB 23,899 million).

Note:

(i)	Sinopec is able to exercise significant influence in SIBUR since Sinopec has a member in SIBUR’s Board of Director and has a member in SIBUR’s Management Board.

11	OTHER EQUITY INSTRUMENT INVESTMENTS

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Equity securities	159	—
Other investment	1,321	—
Total	1,480	—

Other investment represents the Group’s interests in privately owned enterprises which are mainly engaged in oil and natural gas acstivities and chemical production.

The impairment losses relating to investments for the period ended 30 June 2018 amounted to 17 million.

12	FIXED ASSETS

The Group

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Fixed assets (a)	619,991	650,774
Fixed assets pending for disposal	53	146
Total	620,044	650,920

(a)	Fixed assets

		Oil	Equipment,
	Plants and	and gas	machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2018	120,013	667,657	940,312	1,727,982
Additions for the period	101	745	1,377	2,223
Transferred from construction in progress	721	5,985	7,888	14,594
Reclassifications	1,248	75	(1,323)	—
Decreases for the period	(287)	—	(2,684)	(2,971)
Exchange adjustments	20	539	30	589
Balance at 30 June 2018	121,816	675,001	945,600	1,742,417
Accumulated depreciation:
Balance at 1 January 2018	48,368	456,459	498,246	1,003,073
Additions for the period	2,014	21,442	23,383	46,839
Reclassifications	229	18	(247)	—
Decreases for the period	(164)	—	(2,031)	(2,195)
Exchange adjustments	9	457	16	482
Balance at 30 June 2018	50,456	478,376	519,367	1,048,199
Provision for impairment losses:
Balance at 1 January 2018	3,832	39,358	30,945	74,135
Additions for the period	2	—	114	116
Reclassifications	85	—	(85)	—
Decreases for the period	(7)	—	(50)	(57)
Exchange adjustments	—	33	—	33
Balance at 30 June 2018	3,912	39,391	30,924	74,227

Net book value:
Balance at 30 June 2018	67,448	157,234	395,309	619,991
Balance at 31 December 2017	67,813	171,840	411,121	650,774

12	FIXED ASSETS (Continued)

The Company

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Fixed assets (a)	308,970	329,814
Fixed assets pending for disposal	42	—
Total	309,012	329,814

(a)	Fixed assets

			Equipment,
	Plants and	Oil and gas	machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2018	49,022	555,133	456,939	1,061,094
Additions for the period	—	257	145	402
Transferred from construction in progress	136	4,549	3,115	7,800
Reclassifications	72	(3)	(69)	—
Transferred from subsidiaries	—	—	4	4
Transferred to subsidiaries	—	(728)	(48)	(776)
Decreases for the period	(27)	—	(1,138)	(1,165)
Balance at 30 June 2018	49,203	559,208	458,948	1,067,359
Accumulated depreciation:
Balance at 1 January 2018	22,402	379,137	271,849	673,388
Additions for the period	809	16,915	10,457	28,181
Reclassifications	5	(2)	(3)	—
Transferred from subsidiaries	—	—	2	2
Transferred to subsidiaries	—	(233)	(7)	(240)
Decreases for the period	(16)	—	(847)	(863)
Balance at 30 June 2018	23,200	395,817	281,451	700,468
Provision for impairment losses:
Balance at 1 January 2018	1,797	34,271	21,824	57,892
Additions for the period	2	—	47	49
Reclassifications	3	—	(3)	—
Transferred from subsidiaries	—	—	1	1
Decreases for the period	—	—	(21)	(21)
Balance at 30 June 2018	1,802	34,271	21,848	57,921

Net book value:
Balance at 30 June 2018	24,201	129,120	155,649	308,970
Balance at 31 December 2017	24,823	141,725	163,266	329,814

The additions to oil and gas properties of the Group and the Company for six-month period ended 30 June 2018 included RMB 745 million (2017: RMB 493 million) (Note 29) and RMB 257 million (2017: RMB 355 million), respectively of the estimated dismantlement costs for site restoration.

At 30 June 2018 and 31 December 2017, the Group and the Company had no individually significant fixed assets which were pledged.

At 30 June 2018 and 31 December 2017, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 30 June 2018 and 31 December 2017, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

13	CONSTRUCTION IN PROGRESS

	The Group	The Company
	RMB million	RMB million
Cost:
Balance at 1 January 2018	120,425	50,459
Additions for the period	21,637	11,815
Disposals for the period	(9)	(4)
Transferred to subsidiaries	—	(106)
Dry hole costs written off	(3,608)	(3,582)
Transferred to fixed assets	(14,594)	(7,800)
Reclassification to other assets	(3,115)	(794)
Exchange adjustments	13	—
Balance at 30 June 2018	120,749	49,988
Provision for impairment losses:
Balance at 1 January 2018	1,780	413
Additions for the period	—	—
Decreases for the period	—	—
Exchange adjustments	12	—
Balance at 30 June 2018	1,792	413

Net book value:
Balance at 30 June 2018	118,957	49,575
Balance at 31 December 2017	118,645	50,046

At 30 June 2018, major construction projects of the Group are as follows:

					Percentage		Accumulated
Project name	Budgeted amount	Balance at 1 January 2018	Net change for the period	Balance at 30 June 2018	of project investment to budgeted amount	Source of funding	interest capitalised at 30 June 2018
	RMB million	RMB million	RMB million	RMB million			RMB million
Zhongke Refine Integration Project	34,667	6,990	1,500	8,490	25%	Bank loans & self-financing	56
Guangxi LNG Project	15,475	2,365	67	2,432	68%	Bank loans & self-financing	678
Wen 23 Gas Storage Project (First-stage)	13,865	1,329	784	2,113	15%	Bank loans & self-financing	22
Tianjin LNG Project	13,639	3,154	346	3,500	80%	Bank loans & self-financing	195
Xinjiang Coal-based Substitute Natural Gas (SNG) Export Pipeline Construction Project (First-stage)	11,589	1,692	1,211	2,903	25%	Bank loans & self-financing	8

14	INTANGIBLE ASSETS

The Group

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2018	75,728	5,160	3,845	48,613	4,662	138,008
Additions for the period	2,766	3	18	448	141	3,376
Decreases for the period	(190)	(13)	—	(153)	(12)	(368)
Balance at 30 June 2018	78,304	5,150	3,863	48,908	4,791	141,016
Accumulated amortisation:
Balance at 1 January 2018	16,978	3,168	2,774	14,206	2,870	39,996
Additions for the period	1,322	113	127	1,064	197	2,823
Decreases for the period	(45)	(1)	—	(28)	(11)	(85)
Balance at 30 June 2018	18,255	3,280	2,901	15,242	3,056	42,734
Provision for impairment losses:
Balance at 1 January 2018	224	482	24	139	17	886
Additions for the period	1	—	—	—	—	1
Decreases for the period	(1)	—	—	—	—	(1)
Balance at 30 June 2018	224	482	24	139	17	886

Net book value:
Balance at 30 June 2018	59,825	1,388	938	33,527	1,718	97,396
Balance at 31 December 2017	58,526	1,510	1,047	34,268	1,775	97,126

Amortisation of the intangible assets of the Group charged for the six-month period ended 30 June 2018 is RMB 2,557 million (2017: RMB 2,173 million).

15	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

Name of investees	Principal activities	At 30 June	At 31 December
		2018	2017
		RMB million	RMB million
Sinopec Beijing Yanshan Petrochemical Branch	Manufacturing of intermediate petrochemical products and petroleum products	1,004	1,004
Sinopec Zhenhai Refining and Chemical Branch	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Shanghai SECCO Petrochemical Company Limited	Production and sale of petrochemical products	2,541	2,541
Sinopec (Hong Kong) Limited	Trading of petrochemical products	887	879
Other units without individual significant goodwill		167	167
Total		8,642	8,634

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations.

16	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

17	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before the consolidated elimination adjustments are as follows:

	Deferred tax assets		Deferred tax liabilities
	At 30 June	At 31 December	At 30 June	At 31 December
	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million
Receivables and inventories	2,635	381	—	—
Payables	3,045	1,925	—	—
Cash flow hedges	349	165	(79)	(50)
Fixed assets	14,637	14,150	(9,210)	(9,928)
Tax value of losses carried forward	2,041	2,325	—	—
Available-for-sale securities	—	117	—	—
Other equity instrument investments	120	—	—	—
Intangible assets	261	227	(548)	(563)
Others	189	180	(254)	(264)
Deferred tax assets/(liabilities)	23,277	19,470	(10,091)	(10,805)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Deferred tax assets	4,277	4,339
Deferred tax liabilities	4,277	4,339

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Deferred tax assets	19,000	15,131
Deferred tax liabilities	5,814	6,466

At 30 June 2018, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB 20,573 million (At 31 December 2017: RMB 20,821 million), of which RMB 1,459 million (2017: RMB 1,637 million) was incurred for the six-month period ended 30 June 2018, because it was not probable that the related tax benefit will be realised. These deductible losses carried forward of RMB 1,726 million, RMB 3,984 million, RMB 3,887 million, RMB 3,597 million, RMB 5,920 million and RMB 1,459 million will expire in 2018, 2019, 2020, 2021, 2022, 2023 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the six-month period ended 30 June 2018, write-down of deferred tax assets amounted to RMB 4 million (2017: RMB 9 million) (Note 46).

18	OTHER NON-CURRENT ASSETS

Other non-current assets mainly represent long-term receivables, prepayments for construction projects and purchases of equipment.

19	DETAILS OF IMPAIRMENT LOSSES

At 30 June 2018, impairment losses of the Group are analysed as follows:

			Changes in
	Note	Balance at 31 December 2017	significant accounting policies (Note 3(26))	Balance at 1 January 2018	Provision for the period	Written back for the period	Written off for the period	Other increase/ (decrease)	Balance at 30 June 2018
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Allowance for doubtful accounts
Included: Bills receivable and
accounts receivable	7	612	—	612	16	(37)	(1)	2	592
Prepayments	8	25	—	25	12	(2)	—	(1)	34
Other receivables		1,486	—	1,486	15	(32)	(9)	2	1,462
		2,123	—	2,123	43	(71)	(10)	3	2,088
Inventories	9	1,155	—	1,155	12	(1)	(23)	2	1,145
Long-term equity investments	10	1,614	—	1,614	—	—	(4)	19	1,629
Fixed assets	12	74,135	—	74,135	116	—	(56)	32	74,227
Construction in progress	13	1,780	—	1,780	—	—	—	12	1,792
Intangible assets	14	886	—	886	—	—	—	—	886
Goodwill	15	7,861	—	7,861	—	—	—	—	7,861
Others		49	(16)	33	—	—	—	—	33
Total		89,603	(16)	89,587	171	(72)	(93)	68	89,661

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

20	SHORT-TERM LOANS

The Group’s short-term loans represent:

	At 30 June 2018			At 31 December 2017
	Original			Original
	currency	Exchange		currency	Exchange
	million	rates	RMB million	million	rates	RMB million
Short-term bank loans			27,841			31,105
– Renminbi loans			21,474			23,685
– US Dollar loans	955	6.6166	6,322	1,136	6.5342	7,420
– HK Dollar loans	53	0.8431	45	—	0.8359	—
Short-term other loans			134			299
– Renminbi loans			134			299
Short-term loans from Sinopec Group Company and fellow subsidiaries			30,010			23,297
– Renminbi loans			5,837			1,706
– US Dollar loans	3,400	6.6166	22,495	3,010	6.5342	19,668
– HK Dollar loans	1,990	0.8431	1,678	2,277	0.8359	1,903
– Singapore Dollar loans	—	4.8386	—	4	4.8831	20
Total			57,985			54,701

At 30 June 2018, the Group’s interest rates on short-term loans were from interest 2.23% to 5.22% (At 31 December 2017: from interest 0.70% to 6.09%). The majority of the above loans are by credit.

At 30 June 2018 and 31 December 2017, the Group had no significant overdue short-term loans.

21	BILLS PAYABLE AND ACCOUNTS PAYABLE

The Group

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Bills payable (a)	7,013	6,462
Accounts payable (b)	227,373	200,073
Total	234,386	206,535

(a)	Bills payable
Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

At 30 June 2018 and 31 December 2017, the Group had no overdue unpaid bills.

(b)	Accounts payable
At 30 June 2018 and 31 December 2017, the Group had no individually significant accounts payable aged over one year.

22	CONTRACT LIABILITIES

At 30 June 2018, the Group’s contract liabilities primarily represented advances from customers related to sale of goods, related obligations are expected to be performed within one year and the corresponding revenue will be recognised.

At 1 January 2018, the Group’s contract liabilities amounted to RMB 120,734 million.

23	EMPLOYEE BENEFITS PAYABLE

At 30 June 2018 and 31 December 2017, the Group’s employee benefits payable primarily represented wages payable and social insurance payables.

24	TAXES PAYABLE

The Group

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Value-added tax payable	3,723	8,899
Consumption tax payable	18,751	39,623
Income tax payable	10,419	13,015
Mineral resources compensation fee payable	175	175
Other taxes	6,763	10,228
Total	39,831	71,940
25	OTHER PAYABLES

At 30 June 2018 and 31 December 2017, other payables of the Group over one year primarily represented payables for constructions.

At 30 June 2018, The Group’s other payables included derivative financial liabilities measured at fair value amounted to RMB 5,389 million (2017: RMB 2,665 million).

26	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s non-current liabilities due within one year represent:

	At 30 June 2018			At 31 December 2017
	Original			Original
	currency	Exchange		currency	Exchange
	million	rates	RMB million	million	rates	RMB million
Long-term bank loans
– Renminbi loans			1,826			1,379
– US Dollar loans	4	6.6166	24	4	6.5342	23
			1,850			1,402
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans			2,014			2,014
			2,014			2,014

Long-term loans due within one year			3,864			3,416
Debentures payable due within one year
– Renminbi debentures			16,000			16,000
– US Dollar debentures	—	6.6166	—	1,000	6.5342	6,532
			16,000			22,532
Others			922			733
Non-current liabilities due within one year			20,786			26,681

At 30 June 2018 and 31 December 2017, the Group had no significant overdue long-term loans.

27	LONG-TERM LOANS

The Group’s long-term loans represent:

		At 30 June 2018			At 31 December 2017
	Interest rate and final maturity	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans
– Renminbi loans	Interest rates ranging from interest 1.08% to 4.90% per annum at 30 June 2018 with maturities through 2030			37,695			25,644
– US Dollar loans	Interest rates ranging from interest 1.55% to 4.29% per annum at 30 June 2018 with maturities through 2031	16	6.6166	107	29	6.5342	192
Less: Current portion				(1,850)			(1,402)
Long-term bank loans				35,952			24,434
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest free to 4.99% per annum at 30 June 2018 with maturities through 2022			45,336			45,334
Less: Current portion				(2,014)			(2,014)
Long-term loans from Sinopec Group Company and fellow subsidiaries				43,322			43,320
Total				79,274			67,754

27	LONG-TERM LOANS (Continued)

The maturity analysis of the Group’s long-term loans is as follows:

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Between one and two years	25,440	16,822
Between two and five years	44,664	48,238
After five years	9,170	2,694
Total	79,274	67,754

Long-term loans are primarily unsecured, and carried at amortised costs.

28	DEBENTURES PAYABLE

The Group

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Debentures payable:
– Corporate Bonds (i)	47,518	53,902
Less: Current portion	(16,000)	(22,532)
Total	31,518	31,370

Note:

(i)
These corporate bonds are carried at amortised cost, including USD denominated corporate bonds of RMB 11,518 million, and RMB denominated corporate bonds of RMB 36,000 million (2017: USD denominated corporate bonds of RMB 17,902 million, and RMB denominated corporate bonds of RMB 36,000 million). At 30 June 2018, corporate bonds of RMB 11,518 million (2017: RMB 17,902 million) are guaranteed by Sinopec Group Company.

29	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

The Group
RMB million
Balance at 1 January 2018	39,407
Provision for the period	745
Accretion expenses	765
Utilised for the period	(55)
Exchange adjustments	53
Balance at 30 June 2018	40,915

30	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities primarily represent long-term payables, special payables and deferred income.

31	SHARE CAPITAL

The Group

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Registered, issued and fully paid:
95,557,771,046 domestic listed A shares (2017: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 overseas listed H shares (2017: 25,513,438,600) of RMB 1.00 each	25,513	25,513
Total	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from capital reserve for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and debts and bonds. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans and bonds. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion) and debentures payable, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion) and debentures payable, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2018, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 13.3% (2017: 12.0%) and 47.0% (2017: 46.5%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 27 and 52, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

32	CAPITAL RESERVE

The movements in capital reserve of the Group are as follows:

RMB million
Balance at 1 January 2018	119,557
Transaction with minority interests	32
Others	(12)
Balance at 30 June 2018	119,577

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control and the transactions with minority interests over the carrying amount of the net assets acquired.

33	OTHER COMPREHENSIVE INCOME

The Group

(a)	Each item of other comprehensive income and the influence of the income tax and the process of change to profit or loss

	Six-month period ended 30 June 2018
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	(2,991)	476	(2,515)
Less/(Add): Adjustments of amounts transferred to initial carrying amount of hedged items	113	(19)	94
Total amounts transferred to profit or loss from other comprehensive income during the period	(2,498)	397	(2,101)
Subtotal	(606)	98	(508)
Changes in fair value of other equity instrument investments	(20)	3	(17)
Subtotal	(20)	3	(17)
Other comprehensive income that can be converted into profit or loss under the equity method	(113)	—	(113)
Subtotal	(113)	—	(113)
Foreign currency translation differences	896	—	896
Subtotal	896	—	896
Other comprehensive income	157	101	258

	Six-month period ended 30 June 2017
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	3,406	(604)	2,802
(Add)/less: Adjustments of amounts transferred to initial carrying amount of hedged items	(89)	15	(74)
Total amounts transferred to profit or loss from other comprehensive income during the period	3,281	(567)	2,714
Subtotal	214	(52)	162
Changes in fair value of available-for-sale financial assets recognised during the period	(7)	—	(7)
Less: Total amounts transferred to profit or loss from other comprehensive income during the period	—	—	—
Subtotal	(7)	—	(7)
Share of other comprehensive loss in associates and joint ventures	277	—	277
Subtotal	277	—	277
Foreign currency translation differences	(1,542)	—	(1,542)
Subtotal	(1,542)	—	(1,542)
Other comprehensive income	(1,058)	(52)	(1,110)

33	OTHER COMPREHENSIVE INCOME (Continued)

The Group (Continued)

(b)	Reconciliation of other comprehensive income

	Equity Attributable to shareholders of the Company						Minority	Total other
	Other						interests	comprehensive
	comprehensive		Changes in fair					income
	income that	Changes in fair	value of
	can be coverted	value of	other equity		Foreign
	into profit or	available-for-sale	instrument		currency
	loss under the	financial assets	investments	Cash flow	translation
	equity method	(Note 3(26))	(Note 3(26))	hedges	differences	Subtotal
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
31 December 2016	(4,161)	97	—	1,132	2,000	(932)	(1,888)	(2,820)
Changes in 2017	195	(5)	—	133	(965)	(642)	(468)	(1,110)
30 June 2017	(3,966)	92	—	1,265	1,035	(1,574)	(2,356)	(3,930)
31 December 2017	(3,481)	57	—	(510)	(479)	(4,413)	(2,783)	(7,196)
Change in accounting policy	—	(57)	45	—	—	(12)	—	(12)
1 January 2018	(3,481)	—	45	(510)	(479)	(4,425)	(2,783)	(7,208)
Changes in 2018	(67)	—	(12)	(517)	599	3	255	258
30 June 2018	(3,548)	—	33	(1,027)	120	(4,422)	(2,528)	(6,950)

34	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group
	Statutory	Discretionary
	surplus reserve	surplus reserves	Total
	RMB million	RMB million	RMB million
Balance at 1 January 2018	82,682	117,000	199,682
Appropriation	—	—	—
Balance at 30 June 2018	82,682	117,000	199,682

The PRC Company Law and Articles of Association of the Company have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

35	OPERATING INCOME AND OPERATING COSTS

	Six-month periods ended 30 June
	The Group		The Company
	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million
Income from principal operations	1,268,803	1,137,828	479,225	397,542
Income from other operations	31,449	28,009	15,387	13,868
Total	1,300,252	1,165,837	494,612	411,410
Operating costs	1,050,719	942,602	369,561	306,503

The income from principal operations mainly represents revenue from sales of crude oil, natural gas, refined petroleum products and chemical products. The income from other operations mainly represents revenue from sale of materials, service, rental income and others. Operating costs primarily represent the products cost related to the principal operations. The Group’s segmental information is set out in Note 54.

36	TAXES AND SURCHARGES

The Group

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Consumption tax	96,919	95,398
City construction tax	8,941	9,022
Education surcharge	6,731	6,876
Resources tax	2,892	2,396
Other taxes	3,238	2,605
Total	118,721	116,297

The applicable tax rate of the taxes and surcharges are set out in Note 4.

37	FINANCIAL EXPENSES

The Group

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Interest expenses incurred	3,475	3,602
Less: Capitalised interest expenses	268	282
Net interest expenses	3,207	3,320
Accretion expenses (Note 29)	765	659
Interest income	(3,507)	(2,457)
Net foreign exchange loss	(202)	(233)
Total	263	1,289

The interest rates per annum at which borrowing costs were capitalised during the six-month period ended 30 June 2018 by the Group ranged from 2.40% to 4.41% (2017: 3.92% to 4.41%).

38	CLASSIFICATION OF EXPENSES BY NATURE

The operation costs, selling and distribution expenses, general and administrative expenses, research and development expenses and exploration expenses (including dry holes) in consolidated income statement classified by nature are as follows:

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Purchased crude oil, products and operating supplies and expenses	994,797	887,028
Personnel expenses	37,340	31,328
Depreciation, depletion and amortisation	51,902	55,217
Exploration expenses (including dry holes)	4,362	4,542
Other expenses	32,329	30,887
Total	1,120,730	1,009,002

39	RESEARCH AND DEVELOPMENT EXPENSES

The research and development expenditures are mainly used for the replacement of resources in upstream, optimising structure and operation upgrades in refining sector, structural adjustment of materials and products in chemicals segment.

40	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

41	IMPAIRMENT LOSSES

The Group

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Receivables	—	(89)
Inventories	11	203
Fixed assets	116	3,961
Intangible assets	—	1
Others	10	—
Total	137	4,076

42	OTHER INCOME

Other income are mainly the government grants related to the business activities.

43	INVESTMENT INCOME

	Six-month periods ended 30 June
	The Group		The Company
	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million
Income from investment of subsidiaries accounted for under cost method	—	—	6,539	5,334
Income from investment accounted for under equity method	6,618	7,651	2,063	3,013
Investment income from disposal of long-term equity investments	19	—	—	1
Dividend income from holding of other equity instruments	23	—	12	—
Investment income from holding/disposal of available-for-sale financial assets	—	220	—	50
Investment (loss)/income from disposal of financial assets and liabilities and derivative financial instruments at fair value through profit or loss	(638)	159	775	—
(Loss)/gain from ineffective portion of cash flow hedges	(169)	56	7	—
Others	31	66	465	475
Total	5,884	8,152	9,861	8,873

44	NON-OPERATING INCOME

The Group

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Government grants	184	65
Others	446	676
Total	630	741

45	NON-OPERATING EXPENSES

The Group

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Fines, penalties and compensation	49	21
Donations	57	13
Others	597	592
Total	703	626

46	INCOME TAX EXPENSE

The Group

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Provision for income tax for the period	19,028	12,258
Deferred taxation	(4,485)	(3,988)
Under-provision for income tax in respect of preceding year	43	645
Total	14,586	8,915

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Profit before taxation	67,867	45,032
Expected income tax expense at a tax rate of 25%	16,967	11,258
Tax effect of non-deductible expenses	481	357
Tax effect of non-taxable income	(1,756)	(2,032)
Tax effect of preferential tax rate (i)	(625)	(422)
Effect of income taxes at foreign operations (ii)	(525)	(716)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(368)	(593)
Tax effect of tax losses not recognised	365	409
Write-down of deferred tax assets	4	9
Adjustment for under provision for income tax in respect of preceding years	43	645
Actual income tax expense	14,586	8,915

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) calculated the assessable income in accordance with the relevant income tax rules and regulations of Angola, and taxed at 50% of the assessable income as determined.

47	DIVIDENDS

(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 August 2018, the directors authorised to declare the interim dividends for the year ending 31 December 2018 of RMB 0.16 (2017: RMB 0.10) per share totaling RMB 19,371 million (2017: RMB 12,107 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

(b)	Dividends of ordinary shares declared during the period

Pursuant to the shareholders’ approval at the Annual General Meeting on 15 May 2018, a final dividend of RMB 0.40 per share totaling RMB 48,428 million for the year ending 31 December 2017 was declared. All dividends have been paid in June 2018.

Pursuant to the shareholders’ approval at the Annual General Meeting on 28 June 2017, a final dividend of RMB 0.17 per share totaling RMB 20,582 million for the year ending 31 December 2016 was declared. All dividends have been paid in July 2017.

48	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

The Group

(a)	Reconciliation of net profit to cash flows from operating activities:

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Net profit	53,281	36,117
Add: Impairment losses on assets	137	4,076
Credit impairment losses	(38)	—
Depreciation of fixed assets	46,777	50,862
Amortisation of intangible assets and long-term deferred expenses	5,125	4,355
Dry hole costs written off	3,608	3,937
Net (gain)/loss on disposal of non-current assets	(218)	98
Fair value loss/(gain)	450	(369)
Financial expenses	418	1,201
Investment income	(5,884)	(7,993)
Increase in deferred tax assets	(3,717)	(1,512)
Decrease in deferred tax liabilities	(768)	(2,476)
Increase in inventories	(38,891)	(10,750)
Safety fund reserve	982	870
(Increase)/decrease in operating receivables	(5,694)	2,213
Increase/(decrease) in operating payables	16,052	(19,782)
Net cash flow from operating activities	71,620	60,847

(b)	Net change in cash:

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Cash balance at the end of the period	154,754	129,127
Less: Cash at the beginning of the period	113,218	124,468
Net increase of cash	41,536	4,659

(c)	The analysis of cash held by the Group is as follows:

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Cash at bank and on hand
– Cash on hand	10	11
– Demand deposits	154,744	129,116
Cash at the end of the period	154,754	129,127

49	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Unified social credit identifier	:	9111000010169286X1
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Wang Yupu
Registered capital	:	RMB 274,867 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly and indirectly holds 71.32% shareholding of the Company.

(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance (Note)
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited

Associates of the Group:
Pipeline Ltd
Sinopec Finance
SIBUR
Zhongtian Synergetic Energy
CIR

Joint ventures of the Group:
FREP
BASF-YPC
Taihu
YASREF
Sinopec SABIC Tianjin

Note: Sinopec Finance is under common control of a parent company with the Company and is also the associate of the Group.

49	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)	The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows:

		The Group
		Six-month periods ended 30 June
	Note	2018	2017
		RMB million	RMB million
Sales of goods	(i)	125,146	115,853
Purchases	(ii)	107,415	72,881
Transportation and storage	(iii)	3,314	3,682
Exploration and development services	(iv)	5,430	5,723
Production related services	(v)	6,912	5,501
Ancillary and social services	(vi)	3,255	3,209
Operating lease charges for land	(vii)	4,027	3,988
Operating lease charges for buildings	(vii)	219	207
Other operating lease charges	(vii)	308	390
Agency commission income	(viii)	52	63
Interest income	(ix)	435	322
Interest expense	(x)	431	256
Net deposits withdrawn from/(placed with) related parties	(ix)	2,377	(5,088)
Net loans obtained from related parties	(xi)	19,715	14,425

The amounts set out in the table above in respect of the six-month periods ended 30 June 2018 and 2017 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the six-month period ended 30 June 2018 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 63,211 million (2017: RMB 51,925 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 55,044 million (2017: RMB 43,875 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 3,255 million (2017: RMB 3,209 million), operating lease charges for land, buildings and others paid by the Group of RMB 4,027 million, RMB 219 million and RMB 235 million (2017: RMB 3,988 million, RMB 207 million and RMB 390 million), respectively and interest expenses of RMB 431 million (2017: RMB 256 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 23,608 million (2017: RMB 23,992 million), comprising RMB 23,164 million (2017: RMB 23,659 million) for sales of goods, RMB 435 million (2017: RMB 322 million) for interest income and RMB 9 million (2017: RMB 11 million) for agency commission income.

As at 30 June 2018 and 31 December 2017 there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the disclosure set out in Note 53(b). Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 53(b).

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection, and management services.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens and property maintenance.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(x)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained loans from and discounted bills to Sinopec Group Company and fellow subsidiaries.

49	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows: (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2018. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

‧	the government-prescribed price;

‧	where there is no government-prescribed price, the government-guidance price;

‧	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

‧	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

49	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and joint ventures
The balances with the Group’s related parties at 30 June 2018 and 31 December 2017 are as follows:

	The ultimate holding company		Other related companies
	At 30 June	At 31 December	At 30 June	At 31 December
	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million
Cash and cash equivalents	—	—	45,137	47,514
Bills receivable and accounts receivable	13	19	10,077	12,884
Other receivables	33	33	2,542	5,411
Prepayments and other current assets	44	—	155	189
Other non-current assets	—	—	21,863	20,726
Bills payable and accounts payable	125	43	20,465	22,806
Advances from customers	—	12	—	2,763
Contract liabilities	12	—	3,426	—
Other payables	246	104	15,083	18,111
Other non-current liabilities	—	—	11,420	10,165
Short-term loans	—	—	30,010	23,297
Long-term loans (including current portion) (Note)	—	—	45,336	45,334

Note:
The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 20 and Note 27.

As at and for the six-month period ended 30 June 2018, and as at and for the year ended 31 December 2017, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(5)	Key management personnel emoluments
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	Six-month periods ended 30 June
	2018	2017
	RMB thousand	RMB thousand
Short-term employee benefits	2,718	2,501
Retirement scheme contributions	150	183
Total	2,868	2,684

50	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

50	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(a)	Oil and gas properties and reserves
The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. The Group has used the successful efforts method to account for oil and gas business activities. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense. These costs primarily include dry hole costs, seismic costs and other exploratory costs.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, earnings could be affected by changes in depreciation expense or an immediate write-down of the property’s carrying amount.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(b)	Impairment for assets
If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “ASBE 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows. It is difficult to precisely estimate the fair value because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value of expected future cash flows, expected cash flows generated by the asset or the cash-generating units are discounted to their present value, which requires significant judgement relating to sales volume, selling price, amount of operating costs and discount rate. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price, amount of operating costs and discount rate.

(c)	Depreciation
Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future years is adjusted if there are significant changes from previous estimates.

(d)	Measurement of expected credit losses
The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

(e)	Allowance for diminution in value of inventories
If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

51	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries have been consolidated into the Group’s financial statements for the six-month period ended 30 June 2018. The following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

	Full name of enterprise	Principal activities	Registered capital/paid-up capital	Actual investment at 30 June 2018	Percentage of equity interest/voting right held by the Group	Minority Interests at 30 June 2018
			million	million	%	RMB million
(a)	Subsidiaries acquired through group restructuring:
	China Petrochemical International Company Limited	Trading of petrochemical products	RMB 1,400	RMB 1,856	100.00	28
	China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	RMB 3,000	RMB 4,585	100.00	4,227
	Sinopec Catalyst Company Limited	Production and sale of catalyst products	RMB 1,500	RMB 1,562	100.00	256
	Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical	RMB 15,651	RMB 15,651	100.00	—
		products and petroleum products
	Sinopec Pipeline Storage & Transportation	Pipeline storage and transportation of crude oil	RMB 12,000	RMB 12,000	100.00	—
	Company Limited
	Sinopec Lubricant Company Limited	Production and sale of refined petroleum products,	RMB 3,374	RMB 3,374	100.00	59
		lubricant base oil, and petrochemical materials
	Sinopec Yizheng Chemical Fibre	Production and sale of polyester chips and	RMB 4,000	RMB 6,713	100.00	—
	Limited Liability Company	polyester fibres
	Sinopec Marketing Company Limited	Marketing and distribution of refined	RMB 28,403	RMB 20,000	70.42	66,809
	(“Marketing Company”)	petroleum products
	Sinopec Kantons Holdings Limited	Provision of crude oil jetty services and natural	HKD 248	HKD 3,952	60.34	(i)
	(“Sinopec Kantons”)	gas pipeline transmission services
	Sinopec Shanghai Petrochemical Company Limited	Manufacturing of synthetic fibres, resin and	RMB 10,814	RMB 5,820	50.44	14,459
	(“Shanghai Petrochemical”)	plastics, intermediate petrochemical products
		and petroleum products
	Fujian Petrochemical Company Limited	Manufacturing of plastics, intermediate	RMB 6,898	RMB 3,737	50.00	5,709
	(“Fujian Petrochemical”) (ii)	petrochemical products and petroleum products
(b)	Subsidiaries established by the Group:
	Sinopec International Petroleum Exploration and	Investment in exploration, production and sale of	RMB 8,000	RMB 8,000	100.00	16,372
	Production Limited (“SIPL”)	petroleum and natural gas
	Sinopec Overseas Investment Holding	Investment holding of overseas business	USD 1,638	USD 1,793	100.00	—
	Limited (“SOIH”)
	Sinopec Chemical Sales Company Limited	Marketing and distribution of petrochemical products	RMB 1,000	RMB 1,165	100.00	76
	Sinopec Great Wall Energy & Chemical	Coal chemical industry investment management,	RMB 22,761	RMB 22,795	100.00	4
	Company Limited	production and sale of coal chemical products
	Sinopec Beihai Refining and Chemical Limited	Import and processing of crude oil, production,	RMB 5,294	RMB 5,240	98.98	116
	Liability Company	storage and sale of petroleum products and
		petrochemical products
	Sinopec Qingdao Refining and Chemical	Manufacturing of intermediate petrochemical	RMB 5,000	RMB 4,250	85.00	1,857
	Company Limited	products and petroleum products
	Sinopec-SK (Wuhan) Petrochemical Company	Production, sale, research and development of	RMB 6,270	RMB 4,076	65.00	4,266
	Limited (“Zhonghan Wuhan”)	ethylene and downstream byproducts
(c)	Subsidiaries acquired through business combination under common control:
	Sinopec Hainan Refining and Chemical	Manufacturing of intermediate petrochemical	RMB 3,986	RMB 2,990	75.00	2,501
	Company Limited	products and petroleum products
	Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical	RMB 1,595	RMB 7,233	100.00	—
		products and petroleum products
	Gaoqiao Petrochemical Company Limited	Manufacturing of intermediate petrochemical	RMB 10,000	RMB 4,804	55.00	6,178
		products and petroleum products
(d)	Subsidiaries acquired through business combination not under common control:
	Shanghai SECCO Petrochemical Company Limited	Production and sale of petrochemical products	RMB 7,801	RMB 7,801	67.60	6,834
	(“Shanghai SECCO”)

*	The minority interests of subsidiaries which the Group holds 100% of equity interests at the end of the period are the minority interests of their subsidiaries.

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC.

Note:

(i)	This listed company will announce its financial information for the period ended 30 June 2018 later than the Company.

(ii)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those return through its power over the entity.

51	PRINCIPAL SUBSIDIARIES (Continued)

Summarised financial information on subsidiaries with material minority interests

Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has minority interests that are material to the Group.

Summarised consolidated balance sheet

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons(i)	Shanghai SECCO		Zhonghan Wuhan
	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December	June	December	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	159,267	156,494	15,092	19,555	26,116	19,866	2,081	992	1,196	12,971	11,602	1,493	1,636
Current liabilities	(200,125)	(212,620)	(592)	(7,118)	(16,753)	(10,922)	(183)	(376)	(2,351)	(2,575)	(4,174)	(2,322)	(3,975)
Net current (liabilities)/assets	(40,858)	(56,126)	14,500	12,437	9,363	8,944	1,898	616	(1,155)	10,396	7,428	(829)	(2,339)
Non-current assets	252,040	253,455	36,049	34,769	19,667	19,743	10,213	9,925	13,089	12,414	12,797	13,018	13,598
Non-current liabilities	(2,011)	(1,774)	(29,814)	(28,523)	(148)	(146)	(692)	(681)	(2,430)	(1,719)	(1,740)	(1)	—
Net non-current assets	250,029	251,681	6,235	6,246	19,519	19,597	9,521	9,244	10,659	10,695	11,057	13,017	13,598

Summarised consolidated statement of comprehensive income and cash flow

Six-month periods ended 30 June	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons(i)	Shanghai SECCO (iii)	Zhonghan Wuhan
	2018	2017	2018	2017	2018	2017	2018	2017	2017	2018	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB Million
Turnover	666,967	604,612	2,574	2,756	52,188	43,107	2,997	3,003	835	15,782	8,290	8,045
Profit for the period	14,265	14,168	1,757	561	3,531	2,580	1,504	1,510	621	2,604	1,032	1,439
Total comprehensive income	14,427	13,902	2,053	137	3,526	2,580	1,504	1,510	704	2,604	1,032	1,439
Comprehensive income attributable to minority interests	4,785	4,600	1,157	7	1,751	1,278	752	755	270	844	361	504
Dividends paid to minority interests	1,034	440	—	—	1,614	1,339	—	—	30	—	—	—
Net cash generated from/(used in) operating activities	11,929	17,563	1,849	1,976	4,227	2,359	(31)	(578)	824	1,703	1,524	1,296

Note:

(iii)
On 26 October 2017, a subsidiary of the Company, Gaoqiao Petrochemical Co., Ltd., purchased 50% equity interest in Shanghai SECCO from BP Chemicals East China Investment Limited. Therefore summarised financial information for the period ended 30 June 2017 is not disclosed.

52	COMMITMENTS

Operating lease commitments
The Group lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contains escalation provisions that may require higher future rental payments.

At 30 June 2018 and 31 December 2017, the future minimum lease payments of the Group under operating leases are as follows:

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Within one year	12,323	11,114
Between one and two years	12,006	11,492
Between two and three years	11,781	10,730
Between three and four years	11,636	10,552
Between four and five years	11,494	10,428
After five years	194,884	202,806
Total	254,124	257,122

Capital commitments
At 30 June 2018 and 31 December 2017, the capital commitments of the Group are as follows:

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Authorised and contracted for (i)	92,444	120,386
Authorised but not contracted for	55,625	57,997
Total	148,069	178,383

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 9,199 million (2017: RMB 3,364 million).

Commitments to joint ventures
Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses
Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually and recognised in profit and loss.

Estimated future annual payments of the Group are as follows:

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Within one year	159	205
Between one and two years	65	83
Between two and three years	27	32
Between three and four years	27	28
Between four and five years	27	28
After five years	864	882
Total	1,169	1,258

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

53	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 30 June 2018 and 31 December 2017, guarantees by the Group in respect of facilities granted to the parties below are as follows:

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Joint ventures	2,890	940
Associates (i)	12,844	13,520
Others	7,309	9,732
Total	23,043	24,192

(i)
The group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amount to RMB 17,050 million. At 30 June 2018, the amount withdrawn by Zhongtian Synergetic Energy from banks and guaranteed by the group was RMB 12,844 million.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are reliably estimable. At 30 June 2018 and 31 December 2017, it was not probable that the Group will be required to make payments under the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies
Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group paid normal routine pollutant discharge fees of approximately RMB 3,008 million for the six-month period ended 30 June 2018 (2017: RMB 2,786 million).

Legal contingencies
The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

54	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production — which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining — which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution — which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals — which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v)	Corporate and others — which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

54	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities
The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other unallocated assets. Segment liabilities exclude short-term loans, short-term debentures payable, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities, other non-current liabilities and other unallocated liabilities.

Reportable information on the Group’s operating segments is as follows:

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Income from principal operations
Exploration and production
External sales	41,145	33,053
Inter-segment sales	42,607	37,395
	83,752	70,448
Refining
External sales	69,665	64,292
Inter-segment sales	521,193	421,539
	590,858	485,831
Marketing and distribution
External sales	648,949	589,475
Inter-segment sales	2,623	1,818
	651,572	591,293
Chemicals
External sales	218,806	178,665
Inter-segment sales	30,057	22,948
	248,863	201,613
Corporate and others
External sales	290,238	272,343
Inter-segment sales	294,555	215,148
	584,793	487,491
Elimination of inter-segment sales	(891,035)	(698,848)
Consolidated income from principal operations	1,268,803	1,137,828
Income from other operations
Exploration and production	4,172	3,661
Refining	2,469	2,341
Marketing and distribution	16,753	14,667
Chemicals	7,405	6,816
Corporate and others	650	524
Consolidated income from other operations	31,449	28,009
Consolidated operating income	1,300,252	1,165,837

54	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Operating (loss)/profit
By segment
Exploration and production	(1,249)	(18,799)
Refining	37,981	28,320
Marketing and distribution	17,411	15,977
Chemicals	15,210	11,917
Corporate and others	(3,211)	259
Elimination	(5,440)	(1,212)
Total segment operating profit	60,702	36,462
Investment income
Exploration and production	1,089	923
Refining	505	419
Marketing and distribution	893	1,535
Chemicals	3,150	4,357
Corporate and others	247	918
Total segment investment income	5,884	8,152
Less: Financial expenses	263	1,289
Add: Other income	1,849	1,321
(Loss)/gain from changes in fair value	(450)	369
Gain/(loss) from asset disposal	218	(98)
Operating profit	67,940	44,917
Add: Non-operating income	630	741
Less: Non-operating expenses	703	626
Profit before taxation	67,867	45,032

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Assets
Segment assets
Exploration and production	328,169	343,404
Refining	281,259	273,123
Marketing and distribution	327,391	309,727
Chemicals	150,708	158,472
Corporate and others	136,437	170,045
Total segment assets	1,223,964	1,254,771
Cash at bank and on hand	205,153	165,004
Long-term equity investments	134,921	131,087
Deferred tax assets	19,000	15,131
Other unallocated assets	34,266	29,511
Total assets	1,617,304	1,595,504
Liabilities
Segment liabilities
Exploration and production	97,400	99,367
Refining	66,645	101,429
Marketing and distribution	172,642	163,680
Chemicals	32,070	35,207
Corporate and others	157,193	117,756
Total segment liabilities	525,950	517,439
Short-term loans	57,985	54,701
Non-current liabilities due within one year	20,786	26,681
Long-term loans	79,274	67,754
Debentures payable	31,518	31,370
Deferred tax liabilities	5,814	6,466
Other non-current liabilities	24,899	16,440
Other unallocated liabilities	13,767	20,583
Total liabilities	759,993	741,434

54	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Capital expenditure
Exploration and production	10,762	6,870
Refining	4,610	3,672
Marketing and distribution	5,373	2,500
Chemicals	2,635	2,594
Corporate and others	307	317
	23,687	15,953
Depreciation, depletion and amortisation
Exploration and production	27,302	32,097
Refining	9,320	8,669
Marketing and distribution	8,010	7,575
Chemicals	6,398	5,970
Corporate and others	872	906
	51,902	55,217
Impairment losses on long-lived assets
Exploration and production	—	3,487
Refining	116	166
Chemicals	—	309
	116	3,962

(2)	Geographical information
The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
External sales
Mainland China	993,231	865,869
Singapore	159,709	113,658
Others	147,312	186,310
	1,300,252	1,165,837

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Non-current assets
Mainland China	955,052	979,329
Others	49,977	48,572
	1,005,029	1,027,901

55	FINANCIAL INSTRUMENTS

Overview
Financial assets of the Group include cash at bank and on hand, financial assets held for trading, bills receivable and accounts receivable, other equity instrument investments, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, bills payable and accounts payable, debentures payable, employee benefits payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

‧	credit risk;

‧	liquidity risk;

‧	market risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total accounts receivable at at 30 June 2018, except for the amounts due from Sinopec Group Company and fellow subsidiaries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash at bank and on hand, financial assets held for trading, bills receivable and accounts receivable, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk
Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 30 June 2018, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 366,676 million (2017: RMB 361,852 million) on an unsecured basis, at a weighted average interest rate of 3.67% (2017: 3.40%). At 30 June 2018, the Group’s outstanding borrowings under these facilities were RMB 65,361 million (2017: RMB 56,567 million) and were included in loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	At 30 June 2018
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	57,985	58,539	58,539	—	—	—
Non-current liabilities due within one year	20,786	21,163	21,163	—	—	—
Long-term loans	79,274	84,309	1,313	26,104	46,160	10,732
Debentures payable	31,518	38,706	1,255	10,216	21,138	6,097
Bills payable and accounts payable	234,386	234,386	234,386	—	—	—
Other payables and employee benefits payable	100,510	100,510	100,510	—	—	—
Total	524,459	537,613	417,166	36,320	67,298	16,829

55	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

	At 31 December 2017
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	54,701	55,451	55,451	—	—	—
Non-current liabilities due within one year	26,681	27,261	27,261	—	—	—
Long-term loans	67,754	70,613	1,003	17,666	49,038	2,906
Debentures payable	31,370	39,122	1,250	1,250	22,285	14,337
Bills payable and accounts payable	206,535	206,535	206,535	—	—	—
Other payables and employee benefits payable	98,855	98,855	98,855	—	—	—
Total	485,896	497,837	390,355	18,916	71,323	17,243

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s short-term and long-term capital requirements.

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)    Currency risk
Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts denominated in US Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

Included in short-term and long-term debts are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

The Group

	At 30 June	At 31 December
	2018	2017
	million	million
Gross exposure arising from loans and borrowings
US Dollars	USD276	USD204

A 5 percent strengthening/weakening of Renminbi against the following currencies at 30 June 2018 and 31 December 2017 would have increased/decreased net profit for the period/year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2017.

The Group

	At 30 June	At 31 December
	2018	2017
	million	million
US Dollars	68	50

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk
The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable interest rates and at fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 20 and Note 27, respectively.

At 30 June 2018, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the year by approximately RMB 467 million (at 31 December 2017: decrease/increase RMB 450 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2017.

55	FINANCIAL INSTRUMENTS (Continued)

Market risk (Continued)

(c)	Commodity price risk
The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk.

At 30 June 2018, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. At 30 June 2018, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 9,140 million (2017: RMB 515 million) recognised in other receivables and derivative financial liabilities of RMB 5,043 million (2017: RMB 2,624 million) recognised in other payables.

At 30 June 2018, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments which would increase/decrease the Group’s profit for the period by approximately RMB 8,020 million (2017: decrease/increase RMB 4,049 million), and decrease/increase the Group’s other comprehensive income by approximately RMB 3,257 million (2017: decrease/increase RMB 701 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2017.

Fair values

(i)	Financial instruments carried at fair value
The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2018

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Assets at fair value through profit and loss:
– Structured deposits	—	—	7,108	7,108
– Equity instrument investments held for trading, listed and at quoted market price	153	—	—	153
– Other Investments	—	8	—	8
Other equity security investments:
– Other Investments	159	—	1,321	1,480
Other receivables:
– Derivative financial assets	491	8,730	—	9,221
	803	8,738	8,429	17,970
Liabilities
Other payables:
– Derivative financial liabilities	2,215	3,174	—	5,389
	2,215	3,174	—	5,389

55	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(i)	Financial instruments carried at fair value (Continued)

At 31 December 2017

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets at fair value through profit or loss:
– Structured deposits	—	—	51,196	51,196
Available-for-sale financial assets:
– Listed	178	—	—	178
Other receivables:
– Derivative financial assets	343	183	—	526
	521	183	51,196	51,900
Liabilities
Other payables:
– Derivative financial liabilities	1,277	1,388	—	2,665
	1,277	1,388	—	2,665

During the six-month period ended 30 June 2018, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

(ii)	Fair values of financial instruments carried at other than fair value
The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 2.59% to 4.90% (2017: 1.79% to 4.90%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2018 and 31 December 2017:

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Carrying amount	85,320	79,738
Fair value	83,070	78,040

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at at 30 June 2018 and 31 December 2017.

56	BASIC AND DILUTED EARNINGS PER SHARE

(i)	Basic earnings per share
Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	Six-month periods ended 30 June
	2018	2017
Net profit attributable to equity shareholders of the Company (RMB million)	41,600	27,092
Weighted average number of outstanding ordinary shares of the Company (million)	121,071	121,071
Basic earnings per share (RMB/share)	0.344	0.224

The calculation of the weighted average number of ordinary shares is as follows:

	Six-month periods ended 30 June
	2018	2017
Weighted average number of outstanding ordinary shares of the Company at 1 January (million)	121,071	121,071
Weighted average number of outstanding ordinary shares of the Company at 30 June (million)	121,071	121,071

(ii)	Diluted earnings per share
Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	Six-month periods ended 30 June
	2018	2017
Net profit attributable to equity shareholders of the Company (diluted) (RMB million)	41,599	27,090
Weighted average number of outstanding ordinary shares of the Company (diluted) (million)	121,071	121,071
Diluted earnings per share (RMB/share)	0.344	0.224

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	Six-month periods ended 30 June
	2018	2017
Weighted average number of the ordinary shares issued at 30 June (million)	121,071	121,071
Weighted average number of the ordinary shares issued at 30 June (diluted) (million)	121,071	121,071

57	RETURN ON NET ASSETS AND EARNINGS PER SHARE

In accordance with “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share” (2010 revised) issued by the CSRC and relevant accounting standards, the Group’s return on net assets and earnings per share are calculated as follows:

Six-month periods ended 30 June	2018			2017
	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share
	(%)	(RMB/Share)	(RMB/Share)	(%)	(RMB/Share)	(RMB/Share)
Net profit attributable to the Company’s ordinary equity shareholders	5.74	0.344	0.344	3.79	0.224	0.224
Net profit deducted extraordinary gains and losses attributable to the Company’s ordinary equity shareholders	5.49	0.329	0.329	3.65	0.216	0.216

58	SUBSEQUENT EVENTS

On 9 July 2018, the Company proposed to establish Sinopec Capital Co., Ltd. (“Sinopec Capital”), with Sinopec Group Company with a registered capital of RMB 10,000 million, of which, the Company would subscribe capital contribution of RMB 4,900 million by cash, representing 49% of the registered capital of Sinopec Capital. The Company and Sinopec Group Company shall pay all their respective capital contribution to Sinopec Capital no later than 31 December 2020.

REPORT OF THE INTERNATIONAL AUDITOR

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF CHINA PETROLEUM & CHEMICAL CORPORATION
(incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 102 to 134, which comprises the interim condensed consolidated balance sheet of China Petroleum & Chemical Corporation (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2018 and the interim condensed consolidated income statement, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 24 August 2018

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2018
(Amounts in million, except per share data)

	Note	Six-month periods ended 30 June
		2018	2017
		RMB	RMB
Turnover and other operating revenues
Turnover	3	1,268,803	1,137,828
Other operating revenues		31,449	28,009
		1,300,252	1,165,837
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(994,797)	(887,028)
Selling, general and administrative expenses		(31,332)	(30,131)
Depreciation, depletion and amortisation		(51,902)	(55,217)
Exploration expenses, including dry holes		(4,362)	(4,542)
Personnel expenses		(37,340)	(31,328)
Taxes other than income tax	4	(118,721)	(116,297)
Other operating expense, net		(222)	(1,985)
Total operating expenses		(1,238,676)	(1,126,528)
Operating profit		61,576	39,309
Finance costs
Interest expense		(3,972)	(3,979)
Interest income		3,507	2,457
Foreign currency exchange gains, net		202	233
Net finance costs		(263)	(1,289)
Investment income		840	286
Share of profits less losses from associates and joint ventures		6,618	7,651
Profit before taxation		68,771	45,957
Income tax expense	5	(14,586)	(8,915)
Profit for the period		54,185	37,042
Attributable to:
Shareholders of the Company		42,386	27,915
Non-controlling interests		11,799	9,127
Profit for the period		54,185	37,042
Earnings per share:
Basic	7	0.350	0.231
Diluted	7	0.350	0.231

Notes to the financial statements on pages 109 to 134 are parts of the interim condensed consolidated financial statements. Details of dividends payable to shareholders of the Company attributable to the profit for the period are set out in Note 6.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six-month period ended 30 June 2018
(Amounts in million)

Note	Six-month periods ended 30 June
	2018	2017
	RMB	RMB
Profit for the period	54,185	37,042
Other comprehensive income:
Items that maynot be reclassified subsequently to profit or loss:
Equity investments at fair value through other comprehensive income	(17)	—
Total items that maynot be reclassified subsequently to profit or loss	(17)	—
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges	(508)	162
Available-for-sale securities	—	(7)
Share of other comprehensive income of associates and joint ventures	(113)	277
Foreign currency translation differences	896	(1,542)
Total items that may be reclassified subsequently to profit or loss	275	(1,110)
Total other comprehensive income	258	(1,110)
Total comprehensive income for the period	54,443	35,932
Attributable to:
Shareholders of the Company	42,389	27,273
Non-controlling interests	12,054	8,659
Total comprehensive income for the period	54,443	35,932

Notes to the financial statements on pages 109 to 134 are parts of the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2018
(Amounts in million)

	Note	30 June	31 December
		2018	2017
		RMB	RMB
Non-current assets
Property, plant and equipment, net	8	619,991	650,774
Construction in progress	9	118,957	118,645
Goodwill		8,642	8,634
Interest in associates		81,527	79,726
Interest in joint ventures		53,394	51,361
Available-for-sale financial assets		—	1,676
Financial assets at fair value through other comprehensive income		1,480	—
Deferred tax assets		19,000	15,131
Lease prepayments		59,825	58,526
Long-term prepayments and other assets	10	85,550	81,982
Total non-current assets		1,048,366	1,066,455
Current assets
Cash and cash equivalents		154,754	113,218
Time deposits with financial institutions		50,399	51,786
Financial assets at fair value through profit or loss		7,269	51,196
Trade accounts receivable	11	70,912	68,494
Bills receivable	11	8,916	16,207
Inventories		225,573	186,693
Prepaid expenses and other current assets		51,115	41,455
Total current assets		568,938	529,049
Current liabilities
Short-term debts	12	45,825	55,338
Loans from Sinopec Group Company and fellow subsidiaries	12	32,024	25,311
Trade accounts payable	13	227,373	200,073
Contract liabilities	20	123,567	—
Bills payable	13	7,013	6,462
Other payables	20	130,844	279,247
Income tax payable		10,419	13,015
Total current liabilities		577,065	579,446
Net current liabilities		8,127	50,397
Total assets less current liabilities		1,040,239	1,016,058
Non-current liabilities
Long-term debts	12	67,470	55,804
Loans from Sinopec Group Company and fellow subsidiaries	12	43,322	43,320
Deferred tax liabilities		5,814	6,466
Provisions		41,423	39,958
Other long-term liabilities		26,032	17,620
Total non-current liabilities		184,061	163,168

		856,178	852,890
Equity
Share capital	14	121,071	121,071
Reserves		599,042	605,049
Total equity attributable to shareholders of the Company		720,113	726,120
Non-controlling interests		136,065	126,770
Total equity		856,178	852,890

Approved and authorised for issue by the board of directors on 24 August 2018.

Dai Houliang	Wang Dehua
Chairman, President	Chief Financial Officer
(Legal representative)

Notes to the financial statements on pages 109 to 134 are parts of the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2017
(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to shareholders of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2017	121,071	26,290	55,850	79,640	117,000	424	310,719	710,994	120,241	831,235
Profit for the period	—	—	—	—	—	—	27,915	27,915	9,127	37,042
Other comprehensive income	—	—	—	—	—	(642)	—	(642)	(468)	(1,110)
Total comprehensive income for the period	—	—	—	—	—	(642)	27,915	27,273	8,659	35,932
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2016 (Note 6)	—	—	—	—	—	—	(20,582)	(20,582)	—	(20,582)
Contributions to subsidiaries from
non-controlling interests	—	—	—	—	—	—	—	—	341	341
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(2,341)	(2,341)
Total contributions by and distributions to owners	—	—	—	—	—	—	(20,582)	(20,582)	(2,000)	(22,582)
Total transactions with owners	—	—	—	—	—	—	(20,582)	(20,582)	(2,000)	(22,582)
Others	—	4	—	—	—	774	(774)	4	2	6
Balance at 30 June 2017	121,071	26,294	55,850	79,640	117,000	556	317,278	717,689	126,902	844,591

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to shareholders of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 31 December 2017	121,071	26,326	55,850	82,682	117,000	(2,934)	326,125	726,120	126,770	852,890
Change in accounting policy	—	—	—	—	—	(12)	12	—	—	—
Balance at 1 January 2018	121,071	26,326	55,850	82,682	117,000	(2,946)	326,137	726,120	126,770	852,890
Profit for the period	—	—	—	—	—	—	42,386	42,386	11,799	54,185
Other comprehensive income	—	—	—	—	—	3	—	3	255	258
Total comprehensive income for the period	—	—	—	—	—	3	42,386	42,389	12,054	54,443
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2017 (Note 6)	—	—	—	—	—	—	(48,428)	(48,428)	—	(48,428)
Contributions to subsidiaries from
non-controlling interests	—	—	—	—	—	—	—	—	448	448
Distributions to
non-controlling interests	—	—	—	—	—	—	—	—	(3,092)	(3,092)
Total contributions by and
distributions to owners	—	—	—	—	—	—	(48,428)	(48,428)	(2,644)	(51,072)
Transaction with non-controlling interests	—	32	—	—	—	—	—	32	(119)	(87)
Total transactions with owners	—	32	—	—	—	—	(48,428)	(48,396)	(2,763)	(51,159)
Others	—	—	—	—	—	864	(864)	—	4	4
Balance at 30 June 2018	121,071	26,358	55,850	82,682	117,000	(2,079)	319,231	720,113	136,065	856,178

Note:

(a)
According to the PRC Company Law and the Articles of Association of the Company, the Company is required to transfer 10% of its net profit determined in accordance with the accounting policies complying with Accounting Standards for Business Enterprises (“ASBE”), adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is required. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
As at 30 June 2018, the amount of retained earnings available for distribution was RMB 149,150 million (2017: RMB 168,031 million), being the amount determined in accordance with ASBE. According to the Articles of Association of the Company, the amount of retained earnings available for distribution to shareholders of the Company is lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”).

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation (Note1); and (ii) the difference between the considerations paid over or received the amount of the net assets of entities and related operations acquired from or sold to Sinopec Group Company and non-controlling interests.

(e)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

Notes to the financial statements on pages 109 to 134 are parts of the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six-month period ended 30 June 2018
(Amounts in million)

Note		Six-month periods ended 30 June
		2018	2017
		RMB	RMB
Net cash generated from operating activities	(a)	71,620	60,847
Investing activities
Capital expenditure		(32,548)	(26,351)
Exploratory wells expenditure		(2,536)	(2,391)
Purchase of investments, investments in associates and investments in joint ventures		(2,840)	(3,270)
Payments for financial assets at fair value through profit or loss		(4,000)	—
Proceeds from sale of financial assets at fair value through profit or loss		48,000	—
Payment for acquisition of subsidiary, net of cash acquired		(3,188)	—
Proceeds from disposal of investments and investments in associates		1,244	718
Proceeds from disposal of property, plant, equipment and other non-current assets		7,480	216
Increase in financial assets at amortised cost		(38,617)	(32,474)
Decrease in financial assets at amortised cost		40,004	18,808
Interest received		2,650	1,347
Investment and dividend income received		3,609	3,395
Net cash generated from/(used in) investing activities		19,258	(40,002)
Financing activities
Proceeds from bank and other loans		317,798	269,008
Repayments of bank and other loans		(308,961)	(279,559)
Contributions to subsidiaries from non-controlling interests		502	331
Dividends paid by the Company		(48,428)	—
Distributions by subsidiaries to non-controlling interests		(7,250)	(2,608)
Interest paid		(2,956)	(3,210)
Payments to non-controlling interests due to capital reduction of subsidiaries		(13)	—
Net cash used in financing activities		(49,308)	(16,038)

Net increase in cash and cash equivalents		41,570	4,807
Cash and cash equivalents at 1 January		113,218	124,468
Effect of foreign currency exchange rate changes		(34)	(148)
Cash and cash equivalents at 30 June		154,754	129,127

Notes to the financial statements on pages 109 to 134 are parts of the interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six-month period ended 30 June 2018
(Amounts in million)

(a)	Reconciliation from profit before taxation to net cash generated from operating activities

	Six-month periods ended 30 June
	2018	2017
	RMB	RMB
Operating activities
Profit before taxation	68,771	45,957
Adjustments for:
Depreciation, depletion and amortisation	51,902	55,217
Dry hole costs written off	3,608	3,937
Share of profits from associates and joint ventures	(6,618)	(7,651)
Investment income	(840)	(286)
Interest income	(3,507)	(2,457)
Interest expense	3,972	3,979
Loss/(gain) on foreign currency exchange rate changes and derivative financial instruments	1,484	(495)
(Gain)/loss on disposal of property, plant, equipment and other non-current assets, net	(218)	98
Impairment losses on assets	99	4,076
	118,653	102,375
Net charges from:
Accounts receivable and other current assets	(5,694)	2,213
Inventories	(38,891)	(10,750)
Accounts payable and other current liabilities	19,773	(19,389)
	93,841	74,449
Income tax paid	(22,221)	(13,602)
Net cash generated from operating activities	71,620	60,847

Notes to the financial statements on pages 109 to 134 are parts of the interim condensed consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six-month period ended 30 June 2018

1	PRINCIPAL ACTIVITIES, ORGANISATION

Principal activities
China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation
The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

2	BASIS OF PREPARATION

This interim condensed consolidated financial report for the half-year reporting period ended 30 June 2018 has been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2017 and any public announcements made by the Group  during the interim reporting period.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

(a)	New and amended standards and interpretations adopted by the Group
A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting the following standards:

‧	IFRS 9 ‘Financial Instruments’, and

‧	IFRS 15 ‘Revenue from Contracts with Customers’

The impact of the adoption of these new accounting policies are disclosed in Note 20.

(b)	New and amended standards and interpretations not yet adopted by the Group
IFRS 16, ‘Leases’, provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. IFRS 16 requires lessees to recognise lease liability reflecting future lease payments and a ‘right-of-use-asset’ for almost all lease contracts, with an exemption for certain short-term leases and leases of low-value assets. The lessors accounting stays almost the same as under IAS 17 ‘Leases’. IFRS 16 is effective for annual reporting periods beginning on 1 January 2019 and have not been early adopted by the Group. Management is in the process of making an assessment of what the impact of IFRS 16 ‘Leases’ is expected to be in the period of initial application.

3	TURNOVER
Turnover primarily represents revenue from the sales of crude oil, natural gas, refined petroleum products and chemical products.

4	TAXES OTHER THAN INCOME TAX

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Consumption tax	96,919	95,398
City construction tax	8,941	9,022
Education surcharge	6,731	6,876
Resources tax	2,892	2,396
Other	3,238	2,605
	118,721	116,297

5	INCOME TAX EXPENSE
Income tax expense in the consolidated income statement represents:

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Current tax
– Provision for the period	19,028	12,258
– Adjustment of prior years	43	645
Deferred taxation	(4,485)	(3,988)
	14,586	8,915

6	DIVIDENDS

Dividends payable to shareholders of the Company attributable to the period represent:

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Interim dividends declared after the balance sheet date of RMB 0.16 per share (2017: RMB 0.10 per share)	19,371	12,107

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 August 2018, the directors authorised to declare the interim dividends for the year ending 31 December 2018 of RMB 0.16 (2017: RMB 0.10) per share totaling RMB 19,371 million (2017: RMB 12,107 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to shareholders of the Company attributable to the previous financial year, approved during the period represent:

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Final cash dividends in respect of the previous financial year, approved during the period of RMB 0.40 per share (2017: RMB 0.17 per share)	48,428	20,582

Pursuant to the shareholders’ approval at the Annual General Meeting on 15 May 2018, a final dividend of RMB 0.40 per share totaling RMB 48,428 million for the year ending 31 December 2017 was approved. All dividends have been paid in June 2018.

Pursuant to the shareholders’ approval at the Annual General Meeting on 28 June 2017, a final dividend of RMB 0.17 per share totaling RMB 20,582 million for the year ending 31 December 2016 was approved. All dividends have been paid in July 2017.

7	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2018 is based on the profit attributable to ordinary shareholders of the Company of RMB 42,386 million (2017: RMB 27,915 million) and the weighted average number of shares of 121,071,209,646 (2017: 121,071,209,646) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2018 is based on the profit attributable to ordinary shareholders of the Company (diluted) of RMB 42,386 million (2017: RMB 27,913 million) and the weighted average number of shares of 121,071,209,646 (2017: 121,071,209,646) calculated as follows:

(i)	Profit attributable to ordinary shareholders of the Company (diluted)

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Profit attributable to ordinary shareholders of the Company	42,386	27,915
After tax effect of employee share option scheme of Shanghai Petrochemical	(0)	(2)
Profit attributable to ordinary shareholders of the Company (diluted)	42,386	27,913

(ii)	Weighted average number of shares (diluted)

	Six-month periods ended 30 June
	2018	2017
	Number of shares	Number of shares
Weighted average number of shares at 30 June	121,071,209,646	121,071,209,646
Weighted average number of shares (diluted) at 30 June	121,071,209,646	121,071,209,646

8	PROPERTY, PLANT AND EQUIPMENT

			Equipment,
	Plants and	Oil and gas,	machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2017	114,920	650,685	892,936	1,658,541
Additions	279	493	2,434	3,206
Transferred from construction in progress	1,088	6,857	12,241	20,186
Reclassifications	667	(159)	(508)	—
Reclassification to lease prepayments and other long-term assets	(635)	—	(7,195)	(7,830)
Disposals	(108)	(116)	(1,993)	(2,217)
Exchange adjustments	(57)	(1,037)	(87)	(1,181)
Balance at 30 June 2017	116,154	656,723	897,828	1,670,705
Balance at 1 January 2018	120,013	667,657	940,312	1,727,982
Additions	101	745	1,377	2,223
Transferred from construction in progress	721	5,985	7,888	14,594
Reclassifications	1,248	75	(1,323)	—
Reclassification to lease prepayments and other long-term assets	(19)	—	(126)	(145)
Disposals	(268)	—	(2,558)	(2,826)
Exchange adjustments	20	539	30	589
Balance at 30 June 2018	121,816	675,001	945,600	1,742,417
Accumulated depreciation:
Balance at 1 January 2017	48,572	435,561	483,814	967,947
Depreciation for the period	1,984	26,422	22,965	51,371
Impairment losses for the period	47	3,487	427	3,961
Reclassifications	133	(124)	(9)	—
Reclassification to lease prepayments and other long-term assets	(162)	—	(2,060)	(2,222)
Written back on disposals	(59)	(104)	(1,611)	(1,774)
Exchange adjustments	(24)	(806)	(42)	(872)
Balance at 30 June 2017	50,491	464,436	503,484	1,018,411
Balance at 1 January 2018	52,200	495,817	529,191	1,077,208
Depreciation for the period	2,014	21,442	23,383	46,839
Impairment losses for the period	2	—	114	116
Reclassifications	314	18	(332)	—
Reclassification to lease prepayments and other long-term assets	(11)	—	(23)	(34)
Written back on disposals	(160)	—	(2,058)	(2,218)
Exchange adjustments	9	490	16	515
Balance at 30 June 2018	54,368	517,767	550,291	1,122,426
Net book value:
Balance at 1 January 2017	66,348	215,124	409,122	690,594
Balance at 30 June 2017	65,663	192,287	394,344	652,294
Balance at 1 January 2018	67,813	171,840	411,121	650,774
Balance at 30 June 2018	67,448	157,234	395,309	619,991

The additions to oil and gas properties of the Group for the six-month period ended 30 June 2018 included RMB 745 million (2017: RMB 493 million) of estimated dismantlement costs for site restoration.

9	CONSTRUCTION IN PROGRESS

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Balance at 1 January	118,645	129,581
Additions	21,637	16,373
Dry hole costs written off	(3,608)	(3,937)
Transferred to property, plant and equipment	(14,594)	(20,186)
Reclassification to lease prepayments and other long-term assets	(3,115)	(2,261)
Disposals	(9)	(3)
Exchange adjustments	1	(19)
Balance at 30 June	118,957	119,548

10	LONG-TERM PREPAYMENTS AND OTHER ASSETS

	30 June	31 December
	2018	2017
	RMB million	RMB million
Operating rights of service stations	33,527	34,268
Long-term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	21,863	20,726
Prepayments for construction projects to third parties	8,877	4,999
Others (i)	21,283	21,989
	85,550	81,982

Note:

(i)	Others mainly comprise prepaid operating lease charges over one year and catalyst expenditures.

The cost of operating rights of service stations is charged to expense on a straight-line basis over the respective periods of the rights. The movement of operating rights of service stations is as follows:

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Operating rights of service stations
Cost:
Balance at 1 January	48,613	36,908
Additions	448	9,016
Decreases	(153)	(1)
Balance at 30 June	48,908	45,923
Accumulated amortisation:
Balance at 1 January	14,345	10,012
Additions	1,064	3,057
Decreases	(28)	(1)
Balance at 30 June	15,381	13,068
Net book value at 30 June	33,527	32,855

11	TRADE ACCOUNTS RECEIVABLE AND BILLS RECEIVABLE

	30 June	31 December
	2018	2017
	RMB million	RMB million
Trade accounts receivable	71,504	69,106
Less: Impairment losses for bad and doubtful debts	(592)	(612)
Trade accounts receivable, net	70,912	68,494
Bills receivable	8,916	16,207
	79,828	84,701

The ageing analysis of trade accounts receivable (net of impairment losses for bad and doubtful debts) is as follows:

	30 June	31 December
	2018	2017
	RMB million	RMB million
Within one year	70,291	67,777
Between one and two years	549	573
Between two and three years	41	43
Over three years	31	101
	70,912	68,494

Impairment losses for bad and doubtful debts are analysed as follows:

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Balance at 1 January	612	683
Provision for the period	16	39
Written back for the period	(37)	(121)
Written off for the period	(1)	(1)
Others	2	(2)
Balance at 30 June	592	598

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable and bills receivable (net of impairment losses for bad and doubtful debts) primarily represent receivables that are not past due. These receivables relate to a wide range of customers for whom there is no recent history of default.

12	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	30 June	31 December
	2018	2017
	RMB million	RMB million
Third parties’ debts
Short-term bank loans	27,841	31,105
RMB denominated	21,474	23,685
US Dollar (“USD”) denominated	6,322	7,420
Hong Kong Dollar (“HKD”) denominated	45	—
Short-term other loans	134	299
RMB denominated	134	299
Current portion of long-term bank loans	1,850	1,402
RMB denominated	1,826	1,379
USD denominated	24	23
Current portion of long-term corporate bonds	16,000	22,532
RMB denominated	16,000	16,000
USD denominated	—	6,532
	17,850	23,934
	45,825	55,338
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	30,010	23,297
RMB denominated	5,837	1,706
USD denominated	22,495	19,668
HKD denominated	1,678	1,903
Singapore Dollar (“SGD”) denominated	—	20
Current portion of long-term loans	2,014	2,014
RMB denominated	2,014	2,014
	32,024	25,311
	77,849	80,649

The Group’s weighted average interest rates on short-term loans were 3.24% (2017: 2.72%) at 30 June 2018. The above borrowings are unsecured.

12	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts represent:

	Interest rate and final maturity	30 June	31 December
		2018	2017
		RMB million	RMB million
Third parties’ debts
Long-term bank loans
RMB denominated	Interest rates ranging from 1.08% to	37,695	25,644
	4.90% per annum at 30 June 2018
	with maturities through 2030
USD denominated	Interest rates ranging from 1.55% to	107	192
	4.29% per annum at 30 June 2018
	with maturities through 2031
		37,802	25,836
Corporate bonds (i)
RMB denominated	Fixed interest rates ranging from 3.30% to	36,000	36,000
	5.68% per annum at 30 June 2018
	with maturities through 2022
USD denominated	Fixed interest rates ranging from 1.88% to	11,518	17,902
	4.25% per annum at 30 June 2018
	with maturities through 2043
		47,518	53,902

Total third parties’ long-term debts		85,320	79,738
Less: Current portion		(17,850)	(23,934)
		67,470	55,804
Long-term loans from Sinopec Group Company and fellow subsidiaries
RMB denominated	Interest rates ranging from interest free to
	4.99% per annum at 30 June 2018
	with maturities through 2022	45,336	45,334
Less: Current portion		(2,014)	(2,014)
		43,322	43,320

		110,792	99,124

Short-term and long-term bank loans, short-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

Note:

(i)	These corporate bonds are carried at amortised cost. At 30 June 2018, RMB 11,518 million (USD denominated corporate bonds) are guaranteed by Sinopec Group Company.

13	TRADE ACCOUNTS AND BILLS PAYABLES

	30 June	31 December
	2018	2017
	RMB million	RMB million
Trade accounts payable	227,373	200,073
Bills payable	7,013	6,462
Trade accounts and bills payables measured at amortised cost	234,386	206,535

The ageing analysis of trade accounts payables are as follows:

	30 June	31 December
	2018	2017
	RMB million	RMB million
Within 1 month or on demand	222,010	192,664
Between 1 month and 6 months	4,708	4,155
Over 6 months	655	3,254
	227,373	200,073

14	SHARE CAPITAL

	30 June	31 December
	2018	2017
	RMB million	RMB million
Registered, issued and fully paid
95,557,771,046 listed A shares (2017: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 listed H shares (2017: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from the share premium for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management
Management optimises the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2018, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 13.3% (2017: 12.0%) and 47.1% (2017: 46.5%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Note 12 and 15, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

15	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments
The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contains escalation provisions that may require higher future rental payments.

At 30 June 2018 and 31 December 2017, the future minimum lease payments under operating leases are as follows:

	30 June	31 December
	2018	2017
	RMB million	RMB million
Within one year	12,323	11,114
Between one and two years	12,006	11,492
Between two and three years	11,781	10,730
Between three and four years	11,636	10,552
Between four and five years	11,494	10,428
Thereafter	194,884	202,806
	254,124	257,122

Capital commitments
At 30 June 2018 and 31 December 2017, capital commitments are as follows:

	30 June	31 December
	2018	2017
	RMB million	RMB million
Authorised and contracted for (i)	92,444	120,386
Authorised but not contracted for	55,625	57,997
	148,069	178,383

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 9,199 million (2017: RMB 3,364 million).

Commitments to joint ventures
Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses
Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed.

Estimated future annual payments are as follows:

	30 June	31 December
	2018	2017
	RMB million	RMB million
Within one year	159	205
Between one and two years	65	83
Between two and three years	27	32
Between three and four years	27	28
Between four and five years	27	28
Thereafter	864	882
	1,169	1,258

15	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Contingent liabilities

At 30 June 2018 and 31 December 2017, guarantees by the Group in respect of facilities granted to the parties below are as follows:

	30 June	31 December
	2018	2017
	RMB million	RMB million
Joint ventures	2,890	940
Associates (ii)	12,844	13,520
Others	7,309	9,732
	23,043	24,192

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognises any such losses under guarantees when those losses are estimable. At 30 June 2018 and 31 December 2017, it was not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Note:

(ii)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amount to RMB 17,050 million. As at 30 June 2018, the amount withdrawn by Zhongtian Synergetic Energy and guaranteed by the Group was RMB 12,844 million.

Environmental contingencies
Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group recognized normal routine pollutant discharge fees of approximately RMB 3,008 million in the consolidated financial statements for the six-month period ended 2018 (2017: RMB 2,786 million).

Legal contingencies
The Group is defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

16	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to control or common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures
The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

16	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows:

	Note	Six-month periods ended 30 June
		2018	2017
		RMB million	RMB million
Sales of goods	(i)	125,146	115,853
Purchases	(ii)	107,415	72,881
Transportation and storage	(iii)	3,314	3,682
Exploration and development services	(iv)	5,430	5,723
Production related services	(v)	6,912	5,501
Ancillary and social services	(vi)	3,255	3,209
Operating lease charges for land	(vii)	4,027	3,988
Operating lease charges for buildings	(vii)	219	207
Other operating lease charges	(vii)	308	390
Agency commission income	(viii)	52	63
Interest income	(ix)	435	322
Interest expense	(x)	431	256
Net deposits withdrawn from/(placed with) related parties	(ix)	2,377	(5,088)
Net loans obtained from related parties	(xi)	19,715	14,425

The amounts set out in the table above in respect of the six-month periods ended 30 June 2018 and 2017 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the six-month period ended 30 June 2018 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 63,211 million (2017:RMB 51,925 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 55,044 million (2017:RMB 43,875 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 3,255 million (2017:RMB 3,209 million), operating lease charges for land, buildings and others paid by the Group of RMB 4,027 million, RMB 219 million and RMB 235 million (2017:RMB 3,988 million, RMB 207 million and RMB 390 million), respectively and interest expenses of RMB 431 million (2017:RMB 256 million);and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 23,608 million (2017:RMB 23,992 million), comprising RMB 23,164 million (2017:RMB 23,659 million) for sales of goods, RMB 435 million (2017:RMB 322 million) for interest income and RMB 9 million (2017:RMB 11 million) for agency commission income.

At 30 June 2018 and 31 December 2017, there was no guarantee given to banks by the Group in respect of banking facilities to related parties, except for the guarantees disclosed in Note 15.

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection, and management services.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens and property maintenance.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2018 was RMB 45,137 million (2017: RMB 47,514 million).

(x)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained loans from and discounted bills to Sinopec Group Company and fellow subsidiaries.

16	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)
In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2018. The terms of these agreements are summarised as follows:

‧
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

(1)	the government-prescribed price;

(2)	where there is no government-prescribed price, the government-guidance price;

(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

‧
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

‧
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

‧
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

‧
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	30 June	31 December
	2018	2017
	RMB million	RMB million
Trade accounts receivable	10,090	12,903
Prepaid expenses and other current assets	2,774	5,633
Long-term prepayments and other assets	21,863	20,726
Total	34,727	39,262
Trade accounts payable	20,590	22,849
Contract liabilities	3,438	—
Other payables	15,329	20,990
Other long-term liabilities	11,420	10,165
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	32,024	25,311
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	43,322	43,320
Total	126,123	122,635

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 12.

The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As at and for the six-month period ended 30 June 2018, and as at and for the year ended 31 December 2017, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

16	RELATED PARTY TRANSACTIONS (Continued)

(b)	Key management personnel emoluments
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Six-month periods ended 30 June
	2018	2017
	RMB’000	RMB’000
Short-term employee benefits	2,718	2,501
Retirement scheme contributions	150	183
	2,868	2,684

(c)	Contributions to defined contribution retirement plans
The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. As at 30 June 2018 and 31 December 2017, the accrual for the contribution to post-employment benefit plans was not material.

(d)	Transactions with other state-controlled entities in the PRC
The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

‧	sales and purchases of goods and ancillary materials;

‧	rendering and receiving services;

‧	lease of assets;

‧	depositing and borrowing money; and

‧	uses of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

17	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

17	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities
The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, investments, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term debts, income tax payable, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, deferred tax liabilities and other unallocated liabilities.

Information of the Group’s reportable segments is as follows:

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Turnover
Exploration and production
External sales	41,145	33,053
Inter-segment sales	42,607	37,395
	83,752	70,448
Refining
External sales	69,665	64,292
Inter-segment sales	521,193	421,539
	590,858	485,831
Marketing and distribution
External sales	648,949	589,475
Inter-segment sales	2,623	1,818
	651,572	591,293
Chemicals
External sales	218,806	178,665
Inter-segment sales	30,057	22,948
	248,863	201,613
Corporate and others
External sales	290,238	272,343
Inter-segment sales	294,555	215,148
	584,793	487,491
Elimination of inter-segment sales	(891,035)	(698,848)
Turnover	1,268,803	1,137,828
Other operating revenues
Exploration and production	4,172	3,661
Refining	2,469	2,341
Marketing and distribution	16,753	14,667
Chemicals	7,405	6,816
Corporate and others	650	524
Other operating revenues	31,449	28,009
Turnover and other operating revenues	1,300,252	1,165,837

17	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Result
Operating (loss)/profit
By segment
– Exploration and production	(412)	(18,334)
– Refining	38,932	29,393
– Marketing and distribution	17,186	16,566
– Chemicals	15,764	12,157
– Corporate and others	(4,454)	739
– Elimination	(5,440)	(1,212)
Total segment operating profit	61,576	39,309
Share of profits from associates and joint ventures
– Exploration and production	1,087	875
– Refining	487	409
– Marketing and distribution	1,125	1,416
– Chemicals	3,137	4,242
– Corporate and others	782	709
Aggregate share of profits from associates and joint ventures	6,618	7,651
Investment income
– Exploration and production	2	48
– Refining	12	10
– Marketing and distribution	11	48
– Chemicals	13	115
– Corporate and others	802	65
Aggregate investment income	840	286
Net finance costs	(263)	(1,289)

Profit before taxation	68,771	45,957

	At 30 June	At 31 December
	2018	2017
	RMB million	RMB million
Assets
Segment assets
– Exploration and production	328,169	343,404
– Refining	281,259	273,123
– Marketing and distribution	327,391	309,727
– Chemicals	150,708	158,472
– Corporate and others	136,437	170,045
Total segment assets	1,223,964	1,254,771
Interest in associates and joint ventures	134,921	131,087
Available-for-sale financial assets	—	1,676
Financial assets at fair value through other comprehensive income	1,480	—
Deferred tax assets	19,000	15,131
Cash and cash equivalents and time deposits with financial institutions	205,153	165,004
Other unallocated assets	32,786	27,835
Total assets	1,617,304	1,595,504
Liabilities
Segment liabilities
– Exploration and production	97,667	99,568
– Refining	66,645	101,429
– Marketing and distribution	173,115	164,101
– Chemicals	32,147	35,293
– Corporate and others	157,298	117,781
Total segment liabilities	526,872	518,172
Short-term debts	45,825	55,338
Income tax payable	10,419	13,015
Long-term debts	67,470	55,804
Loans from Sinopec Group Company and fellow subsidiaries	75,346	68,631
Deferred tax liabilities	5,814	6,466
Other unallocated liabilities	29,380	25,188
Total liabilities	761,126	742,614

17	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
Capital expenditure
Exploration and production	10,762	6,870
Refining	4,610	3,672
Marketing and distribution	5,373	2,500
Chemicals	2,635	2,594
Corporate and others	307	317
	23,687	15,953
Depreciation, depletion and amortisation
Exploration and production	27,302	32,097
Refining	9,320	8,669
Marketing and distribution	8,010	7,575
Chemicals	6,398	5,970
Corporate and others	872	906
	51,902	55,217
Impairment losses on long-lived assets
Exploration and production	—	3,487
Refining	116	166
Chemicals	—	309
	116	3,962

(2)	Geographical information
The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million
External sales
Mainland China	993,231	865,869
Singapore	159,709	113,658
Others	147,312	186,310
	1,300,252	1,165,837

	30 June	31 December
	2018	2017
	RMB million	RMB million
Non-current assets
Mainland China	955,052	979,329
Others	49,977	48,572
	1,005,029	1,027,901

18	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview
Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, financial assets at fair value through profit or loss, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, financial assets at fair value through other comprehensive income, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

‧	credit risk;

‧	liquidity risk;

‧	market risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total accounts receivable at 30 June 2018, except the amounts due from Sinopec Group Company and fellow subsidiaries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments, financial assets at fair value through profit or loss and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

At 30 June 2018, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 366,676 million (2017: RMB 361,852 million) on an unsecured basis, at a weighted average interest rate of 3.67% per annum (2017: 3.40%). At 30 June 2018, the Group’s outstanding borrowings under these facilities were RMB 65,361 million (2017: RMB 56,567 million) and were included in debts.

18	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)
The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	30 June 2018
		Total		More than	More than
		contractual	Within	1 year	2 years
	Carrying	undiscounted	1 year or	but less	but less	More than
	amount	cash flow	on demand	than 2 years	than 5 years	5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term debts	45,825	46,611	46,611	—	—	—
Long-term debts	67,470	79,551	2,481	31,862	28,379	16,829
Loans from Sinopec Group Company and fellow subsidiaries	75,346	75,633	32,256	4,458	38,919	—
Trade accounts payable	227,373	227,373	227,373	—	—	—
Bills payable	7,013	7,013	7,013	—	—	—
Other payables	101,432	101,432	101,432	—	—	—
	524,459	537,613	417,166	36,320	67,298	16,829

	31 December 2017
		Total		More than	More than
		contractual	Within	1 year	2 years
	Carrying	undiscounted	1 year or	but less	but less	More than
	amount	cash flow	on demand	than 2 years	than 5 years	5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term debts	55,338	56,562	56,562	—	—	—
Long-term debts	55,804	66,202	2,166	14,477	32,316	17,243
Loans from Sinopec Group Company and fellow subsidiaries	68,631	68,950	25,504	4,439	39,007	—
Trade accounts payable	200,073	200,073	200,073	—	—	—
Bills payable	6,462	6,462	6,462	—	—	—
Other payables	99,588	99,588	99,588	—	—	—
	485,896	497,837	390,355	18,916	71,323	17,243

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s short-term and long-term capital requirements.

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in USD. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included primarily in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	30 June	31 December
	2018	2017
	million	million
Gross exposure arising from loans
USD	USD 276	USD 204

18	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Market risk (Continued)

(a)	Currency risk (Continued)
A 5 percent strengthening/weakening of RMB against the following currencies at 30 June 2018 and 31 December 2017 would have increased/decreased net profit for the year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2017.

	30 June	31 December
	2018	2017
	RMB million	RMB million
USD	68	50

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

(b)	Interest rate risk
The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 12.

As at 30 June 2018, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the period by approximately RMB 467 million (2017: decrease/increase by approximately RMB 450 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2017.

(c)	Commodity price risk
The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk.

As at 30 June 2018, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. At 30 June 2018, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 9,140 million (2017: RMB 515 million) recognised in other receivables and derivative financial liabilities of RMB 5,043 million (2017: RMB 2,624 million) recognised in other payables.

As at 30 June 2018, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease the Group’s profit for the period by approximately RMB 8,020 million (2017: decrease/increase RMB 4,049 million), and decrease/increase the Group’s other reserves by approximately RMB 3,257 million (2017: decrease/increase RMB 701 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2017.

Fair values

(i)	Financial instruments carried at fair value
The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, ‘Financial Instruments: Disclosures’, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

18	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(i)	Financial instruments carried at fair value (Continued)

At 30 June 2018

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets at fair value through profit or loss:
– Structured deposit	—	—	7,108	7,108
– Equity securities	153	—	—	153
– Other investment	—	8	—	8
Financial assets at fair value through other comprehensive income:
– Equity securities	159	—	1,321	1,480
Prepaid expenses and other current assets
– Derivative financial assets	491	8,730	—	9,221
	803	8,738	8,429	17,970
Liabilities
Other payables:
– Derivative financial liabilities	2,215	3,174	—	5,389
	2,215	3,174	—	5,389

At 31 December 2017

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets at fair value through profit or loss:
– Structured deposit	—	—	51,196	51,196
Available-for-sale financial assets:
– Listed	178	—	—	178
Prepaid expenses and other current assets:
– Derivative financial assets	343	183	—	526
	521	183	51,196	51,900
Liabilities
Other payables:
– Derivative financial liabilities	1,277	1,388	—	2,665
	1,277	1,388	—	2,665

During the six-month period ended 30 June 2018, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

18	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IFRS 9 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range from 2.59% to 4.90% (2017: 1.79% to 4.90%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2018 and 31 December 2017:

	30 June	31 December
	2018	2017
	RMB million	RMB million
Carrying amount	85,320	79,738
Fair value	83,070	78,040

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation, the Group’s existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2018 and 31 December 2017.

19	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the interim consolidated financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the interim consolidated financial statements. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the interim consolidated financial statements.

19	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Oil and gas properties and reserves
The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimates of proved and proved developed reserves also change. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, earnings could be affected by changes in depreciation expense or an immediate write-down of the property’s carrying amount.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

Impairment of long-lived assets
If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 ‘Impairment of Assets’. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash generating units are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price, amount of operating costs and discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price, amount of operating costs and discount rate.

Depreciation
Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Measurement of expected credit losses
The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

Allowance for diminution in value of inventories
If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

20	CHANGES IN ACCOUNTING POLICIES

This note explains the impact of the adoption of IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’ on the Group’s financial statements and also discloses the new accounting policies that have been applied from 1 January 2018, where they are different to those applied in prior periods.

(i)	IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’- Impact of adoption
The adoption of IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’ from 1 January 2018 by the Group resulted in changes in accounting policies and adjustments to the amounts recognised in the financial statements. In accordance with the transitional provisions in IFRS 9 and IFRS 15, comparative figures have not been restated. The adjustments arising from the new accounting policies are therefore recognised in the opening balance sheet on 1 January 2018. The new accounting policies are set out in note 20 (ii) and 20 (iii) below.

The following table shows the adjustments recognised for each individual line item. Line items that were not affected by the changes have not been included. As a result, the sub-totals and totals disclosed cannot be recalculated from the numbers provided.

		Adjustment from	Adjustment from
Consolidated balance sheet (extract)	31 December 2017	Adoption of IFRS 9	Adoption of IFRS 15	1 January 2018
	RMB million	RMB million	RMB million	RMB million
Non-current assets
Financial assets at fair value through other comprehensive income	—	1,676	—	1,676
Available-for-sale financial assets	1,676	(1,676)	—	—
Total non-current assets	1,066,455	—	—	1,066,455
Current assets
Total current assets	529,049	—	—	529,049
Current liabilities
Contract liabilities	—	—	120,734	120,734
Other payables	279,247	—	(120,734)	158,513
Total current liabilities	579,446	—	—	579,446
Non-current liabilities
Total non-current liabilities	163,168	—	—	163,168

	852,890	—	—	852,890

Equity
Other Reserves	(2,934)	(12)	—	(2,946)
Retained earnings	326,125	12	—	326,137
Total equity	852,890	—	—	852,890

Under IFRS 9 ‘Financial Instruments’, the Group recognises a loss allowance for expected credit loss on receivables. According to the expected credit loss model, the Group adjusted loss allowances for receivables on 1 January 2018, no significant difference compared to the previous standards.

20	CHANGES IN ACCOUNTING POLICIES (Continued)

(ii)	IFRS 9 ‘Financial Instruments’- Accounting policies applied from 1 January 2018

Financial instruments
Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Group recognises a financial asset or a financial liability when the Group enters into and becomes a party to the underlining contract of the financial instrument.

(a)	Financial assets

(1)	Classification and measurement
The Group classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (a) financial assets measured at amortised cost, (b) financial assets measured at fair value through other comprehensive income, (c) financial assets measured at fair value through profit or loss.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognised amount. Trade accounts receivable or bills receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Group.

Debt instruments
Debt instruments held by the Group mainly includes cash and cash equivalents, time deposits with financial institutions and  receivable. These financial assets are measured at amortised cost.

The business model for managing such financial assets by the Group are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method.

Equity instruments
Equity instruments that the Group has no power to control, jointly control or exercise significant influence over, are measured at fair value through profit or loss and presented as financial assets at fair value through profit or loss.

In addition, the Group designates some equity instruments that are not held for trading as financial assets at fair value through other comprehensive income. The relevant dividends are recognised in profit or loss. When derecognised, the cumulative gain or loss previously recognised in other comprehensive income is transferred to retained earnings.

(2)	Impairment
The Group recognises a loss allowance for expected credit losses on a financial asset that is measured at amortised cost.

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

For financial instruments that have low credit risk at the balance sheet date, except for receivables related to revenue, the Group assumes that there is no significant increase in credit risk since the initial recognition and measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk or credit impairment has occurred since the initial recognition of a financial instrument, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses.

For receivables related to revenue, the Group measures loss allowance at an amount equal to lifetime expected credit losses.

The Group recognises loss allowance accrued or written back in profit or loss.

20	CHANGES IN ACCOUNTING POLICIES (Continued)

(ii)	IFRS 9 ‘Financial Instruments’- Accounting policies applied from 1 January 2018 (Continued)

(a)	Financial assets (Continued)

(3)	Derecognition
The Group derecognises a financial asset when a) the contractual right to receive cash flows from the financial asset expires; b) the Group transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial asset has been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Group has not retained control.

On derecognition of financial assets at fair value through other comprehensive income, the difference between the carrying amounts and the sum of the consideration received and any accumulated gain or loss previously recognised in other comprehensive income, is recognised in retained earnings. While on derecognition of other financial assets, this difference is recognised in profit or loss.

(b)	Financial liabilities
The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss.

The Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including bills payable, trade accounts payable, other payables and loans, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Group derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c)	Determination of fair value for financial instruments
If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Group adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

(d)	Derivate financial instruments and hedge accounting
Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss (or other comprehensive income) of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.

Hedged items are the items that expose the Group to risks of changes in future cash flows and that are designated as being hedged and that must be reliably measurable. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in cash flows are expected to offset changes in the fair value or cash flows of the hedged item.

The hedging relationship should meets all of the following hedge effectiveness requirements:

a)	There is an economic relationship between the hedged item and the hedging instrument, which shares a risk and that gives rise to opposite changes in fair value that tend to offset each other.

b)	The effect of credit risk does not dominate the value changes that result from that economic relationship.

c)
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation does not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

20	CHANGES IN ACCOUNTING POLICIES (Continued)

(ii)	IFRS 9 ‘Financial Instruments’- Accounting policies applied from 1 January 2018 (Continued)

(d)	Derivative financial instruments and hedge accounting (Continued)

Cash flow hedges
Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction, and could affect profit or loss. As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the hedging relationship is accounted for as follows:

a)	The cumulative gain or loss on the hedging instrument from inception of the hedge;

b)	The cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity removes that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability.

For cash flow hedges, other than those covered by the preceding policy statements, that amount is reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassifies the amount that is not expected to be recovered into profit or loss.

When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie the entity no longer pursues that risk management objective), or when a hedging instrument expires or is sold, terminated, exercised, or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged future cash flows are still expected to occur, that amount remains in the cash flow hedge reserve and is accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount is immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount remains in the cash flow hedge reserve and is accounted for as cash flow hedges.

(iii)	IFRS 15 ‘Revenue from Contracts with Customers’ - Accounting policies implemented from 1 January 2018

Revenue is recogniesd according to the expected consideration amount, when a customer obtains control over the relevant goods or services.

(a)	Revenues from sales of goods
Goods produced by the Group are sold directly to customers or shipped to the location specified in contracts. Revenue from sales of goods is recognised upon the confirmation by both parties.

(b)	Revenues from the rendering of services
Revenue from the rendering of services is recognised within a period of time by reference to the stage of the completion of the transaction based on the proportion of the incurred costs to the estimated total costs. At the balance sheet date, the Group re-estimates the stage of completion to enable it to reflect changes in performance.

21	SUBSEQUENT EVENTS

The Company established Sinopec Capital Co., Ltd. (“Sinopec Capital”) jointly with Sinopec Group Company with a registered capital of RMB 10,000 million on 9 July 2018, of which, the Company would subscribe capital contribution of RMB 4,900 million by cash, representing 49% of the registered capital of Sinopec Capital. The Company and Sinopec Group Company shall pay all the subscribed capital contributions to Sinopec Capital before 31 December 2020.

(C)	DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH
THE ACCOUNTING POLICIES COMPLYING WITH ASBE AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	GOVERNMENT GRANTS
Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	SAFETY PRODUCTION FUND
Under ASBE, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	Note
		30 June 2018	31 December 2017
		RMB million	RMB million
Shareholders’ equity under ASBE		857,311	854,070
Adjustments:
Government grants	(i)	(1,133)	(1,180)
Total equity under IFRS*		856,178	852,890

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

	Note	Six-month periods ended 30 June
		2018	2017
		RMB million	RMB million
Net profit under ASBE		53,281	36,117
Adjustments:
Government grants	(i)	47	55
Safety production fund	(ii)	982	870
Others		(125)	—
Profit for the period under IFRS*		54,185	37,042

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS. The interim consolidated financial statements for the six-month period ended 30 June 2018 has not been audited by PricewaterhouseCoopers, while the consolidated financial statements for the year ended 31 December 2017 and for the six-month period ended 30 June 2017 have been audited by PricewaterhouseCoopers.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspections during the normal business hours after 24 August 2018 (Friday) at the legal address of Sinopec Corp. upon the requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. or relevant laws or regulations:

1	The original interim report for the first half of 2018 signed by Mr. Dai Houliang, Chairman of the Board and President;

2
The original financial statements and consolidated financial statements of Sinopec Corp. for the six-month period ended 30 June 2018 prepared in accordance with IFRS and the ASBE, signed by Mr. Dai Houliang, Chairman of the Board and President, and Mr. Wang Dehua, Chief Financial Officer and head of accounting department;

3	The original report on review of the above financial statements signed by the auditors; and

4	Copies of disclosure documents published by Sinopec Corp. in the newspapers designated by the CSRC during the reporting period.

By Order of the Board
Dai Houliang
Chairman, President

Beijing, PRC, 24 August 2018

If there is any inconsistency between the Chinese and English version of this interim report, the Chinese version shall prevail.

If there is any inconsistency between the Chinese and English version of this interim report, the Chinese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: August 27, 2018